UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

THE ACTIVE NETWORK, INC.

(Name of Subject Company)

THE ACTIVE NETWORK, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00506D100

(CUSIP Number of Class of Securities)

David M. Eisler, Esq.

Senior Vice President, General Counsel and Corporate Secretary

The Active Network, Inc.

10182 Telesis Court

San Diego, California 92121

(858) 964-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Michael S. Kagnoff, Esq.

DLA Piper LLP (US)

4365 Executive Drive

San Diego, California 92121

(858) 638-6722

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is The Active Network, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 10182 Telesis Court, San Diego, California 92121 and its telephone number is (858) 964-3800. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “ACTIVE” refer to The Active Network, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share (the “Common Stock”), of the Company. As of September 27, 2013, there were 63,264,368 shares of Common Stock of the Company issued and outstanding, 6,405,681 shares of Common Stock issuable upon exercise of outstanding stock option grants, 2,809,190 shares of Common Stock issuable upon settlement of time based restricted stock units, 645,131 shares of Common Stock issuable upon settlement of the initial and supplemental performance based restricted stock units (assuming maximum performance objectives are achieved), 1,693,550 shares of Common Stock issuable upon settlement of market stock units (assuming maximum performance objectives are achieved) and 1,877,071 shares of Common Stock reserved for future issuance under the The Active Network, Inc. 2011 Employee Stock Purchase Plan, of which 220,800 shares of Common Stock are available for purchase during the current offering period (assuming each employee who elected to participate during the offering period participates at the maximum level currently available).

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in “Item 1(a) Subject Company Information—Name and Address” above. The Company’s website is www.activenetwork.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on October 8, 2013 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Athlaction Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and (iii) Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. (collectively, “Vista”), affiliates of each of Parent and Purchaser. The Schedule TO relates to the tender offer for all of the outstanding shares of Common Stock of the Company (sometimes referred to herein as, the “Shares”), for a purchase price of $14.50 per Share, net to the seller in cash (the “Offer Price”), without interest, subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 8, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The Offer to Purchase and the Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser, and the Company. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable laws, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”).

The Merger Agreement contemplates that the Merger will be governed by and effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one share more than 50% of the sum of all Shares then outstanding and all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

In the event that Purchaser purchases Shares in the Offer but a determination is made that it is ineligible to use Section 251(h) of the DGCL, the Company has granted to Purchaser an option (the “Top-Up Option”) to purchase from the Company up to the number of then-available authorized and unissued shares of Common Stock at the Offer Price per share. If Parent, Purchaser and any other subsidiary of Parent collectively acquire at least one share more than 90% of the Shares then outstanding (excluding from the calculation the number of shares of Common Stock Purchaser and Parent then owns, but not from the calculation then-outstanding shares of Common Stock, the Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) immediately after the Acceptance Time (as defined below), whether as a result of the Top-Up Option or otherwise, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, through the “short form” procedures available under Section 253 of the DGCL.

As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or the Company (or held in the Company’s treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be converted into the right to receive, without interest thereon and less any required withholding taxes, an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), the Company will cease to be a publicly traded company and will become wholly-owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The initial expiration date of the Offer is 12:00 midnight, New York City time on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013), subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

The Schedule TO states that the principal office address of each of Parent and Purchaser is 410 Congress Avenue, Suite 3100, Austin, Texas, 78701 and the telephone number at the principal office of each of Parent and Purchaser is (512) 730-2400. The Schedule TO also states that the principal office address of each of the Vista entities is 150 California Street, 19th Floor, San Francisco, California 94111. The telephone number at the principal office of each of the Vista entities is (415) 765-6500.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I, which is incorporated by reference herein (the “Information Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between the

Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right pursuant to the Merger Agreement to designate persons to the Company’s Board of Directors (the “Company Board”) following the time at which Purchaser accepts all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”).

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Our executive officers and members of the Company Board may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the cancellation of vested and unvested options to purchase shares of Common Stock (the “Stock Options”) outstanding immediately prior to the Effective Time and the conversion of such Stock Options into the right to receive a cash payment equal to (i) the excess, if any, of the Offer Price over the exercise price per share of such Stock Option, multiplied by (ii) the total number of Shares then issuable upon exercise in full of such Stock Option, without interest and less any required withholding taxes;

•	the accelerated vesting of Company unvested (i) time based restricted stock units (“TRSUs”), (ii) performance based restricted stock units (“PRSUs”) and (iii) market stock units (“MSUs” and together with the TRSUs and the PRSUs, collectively the “RSUs”) outstanding immediately prior to the Effective Time and the cancelation of such awards in exchange for a cash payment equal to the Offer Price for each Share subject to the award;

•	the receipt of certain payments and benefits under certain executive officers’ employment, retention and change in control agreements upon certain types of terminations of employment that occur before or following the Effective Time; and

•	the entitlement to the indemnification and exculpation benefits in favor of directors and officers of the Company.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Stock Ownership of Principal Stockholders and Management,” “Compensation Discussion and Analysis for fiscal year 2012,” “Employment Arrangements,” “2012 Summary Compensation Table,” “2012 Grants of Plan Based Awards,” “2012 Outstanding Equity Awards at Year End,” “Potential Payments Upon Termination or Change in Control” and “Director Compensation”.

Treatment of Outstanding Shares

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of September 27, 2013, the Company’s directors and executive officers owned 3,772,845 Shares in the aggregate (excluding Stock Options and RSUs). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of approximately $54,706,255 in cash (less any applicable taxes).

The table below sets forth the number of Shares held by the directors and executive officers of the Company as of September 27, 2013, and the amount of cash consideration they will receive for those Shares, rounded to the nearest dollar, if the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Executive Officer/Director	Number of Shares Owned (#)	Value of Shares Owned ($)
Executive Officers
Jon Belmonte (1)	75,475	$1,094,388
Darko Dejanovic	167,807	$2,433,202
Scott Mendel	23,337	$338,387
Dennis Triplett (2)	40,179	$582,596
Non-Management Directors
Dave Alberga (3)	406,154	$5,889,233
Bruns H. Grayson (4)	2,872,323	$41,648,684
Stephen L. Green	23,546	$341,417
Thomas N. Clancy (5)	164,024	$2,378,348
Joseph Levin	—	$—

(1)	Includes 21,875 Shares held by The Belmonte Trust.
(2)	Includes 625 Shares that were issued upon exercise of unvested options and that are subject to a right to repurchase by the Company as of September 27, 2013.
(3)	Includes 184,599 Shares held by the Alberga/Cernosia Revocable Declaration of Trust, dated October 26th, 2004.
(4)	Includes 2,643,935 Shares held by entities affiliated with ABS Ventures. Shares beneficially owned consist of 1,570,939 Shares held by ABS Ventures IX, L.P., 1,000,000 shares held by The ABS Ventures VI, L.P. Liquidating Trust and 72,996 Shares held by ABS Ventures IT, L.P. Also includes 69,813 Shares held by The Bruns Grayson 2012 Family Trust.
(5)	Includes 3,125 Shares that were issued upon exercise of unvested options and that are subject to a right to repurchase by the Company as of September 27, 2013, and 79,024 Shares held by TAO Ventures Partners, LLC.

Treatment of Stock Options

The Merger Agreement provides that, immediately prior to and conditioned upon the Effective Time, each outstanding Stock Option, whether vested or exercisable, shall be canceled. In consideration of the cancellation, the Company will pay to each holder of a Stock Option a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the Offer Price over the per Share exercise price of such Stock Option multiplied by the number of Shares issuable upon exercise of such Stock Option. If the exercise price per Share of a Stock Option is equal to or greater than the Offer Price, such Stock Option will be canceled without payment of consideration.

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price as of September 27, 2013, (a) the aggregate number of Shares subject to such Stock Options and (b) the value of amounts payable in respect of such Stock Options on a pre-tax basis at the Effective Time, calculated by multiplying (i) the excess of the Offer Price over the respective per share exercise prices of the Stock Options by (ii) the number of Shares subject to those Stock Options. Since September 27, 2013, certain of our executive officers and directors have exercised their Stock Options and have sold Shares received upon exercise of such Stock Options pursuant to 10b5-1 trading plans. A list of the transactions involving the sale of Shares received upon the exercise of Stock Options is set forth in “Item 6. Interest in Securities of the Subject Company” below. Our executive officers and directors may continue to exercise their Stock Options and may sell some or all of the Shares received upon such exercise prior to the Effective Time.

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share	Cash Spread Value from Vested Options	Number of Shares Underlying Unvested Options	Weighted- Average Exercise Price Per Share	Cash Spread Value from Unvested Options	Total Option Cash Spread Value
Executive Officers

Jon Belmonte	—	—	—	100,000	$5.03	$947,000	$947,000

Darko Dejanovic (1)	50,080	$13.06	$72,115	100,160	$13.06	$144,230	$216,346

Scott Mendel (1)	117,027	$1.96	$1,467,519	31,251	$1.96	$391,888	$1,859,406
	75,130	$4.87	$723,502	38,334	$4.87	$369,156	$1,092,658
	62,499	$7.88	$413,743	37,501	$7.88	$248,257	$662,000
	40,064	$13.06	$57,692	80,128	$13.06	$115,384	$173,076

Dennis Triplett (1)(2)	836	$1.96	$10,483	625	$1.96	$7,838	$18,321
	17,298	$3.84	$184,397	7,501	$3.84	$79,961	$264,357
	62,499	$7.88	$413,743	37,501	$7.88	$248,257	$662,000
	10,000	$13.06	$14,400	20,000	$13.06	$28,800	$43,200

Non-Management Directors

Dave Alberga (1)	1,175,371	$1.96	$14,739,152	—	—	—	$14,739,152
	271,249	$7.88	$1,795,668	38,751	$7.88	$256,532	$2,052,200
	93,587	$13.06	$134,765	—	—	—	$134,765

Bruns H. Grayson	38,333	$7.88	$253,764	7,667	$7.88	$50,756	$304,520
	16,911	$13.06	$24,352	—	—	—	$24,352

Stephen L. Green	38,333	$7.88	$253,764	7,667	$7.88	$50,756	$304,520
	16,911	$13.06	$24,352	—	—	—	$24,352

Thomas N. Clancy (3)	—	—	—	3,125	$1.96	$39,188	$39,188
	38,333	$7.88	$253,764	7,667	$7.88	$50,756	$304,520
	16,911	$13.06	$24,352	—	—	—	$24,352

Joseph Levin	38,333	$7.88	$253,764	7,667	$7.88	$50,756	$304,520
	16,911	$13.06	$24,352	—	—	—	$24,352

All of our current directors and executive officers as a group (9 persons)	2,196,616	—	$21,139,646	525,545	—	$3,079,511	$24,219,157

(1)	Each of Messrs. Alberga (195,313) , Dejanovic (150,240), Mendel (120,192) and Triplett (30,000) were granted Stock Options at an exercise price of $13.06 per share which vest over time but which do not become exercisable until certain market conditions are met by the Company. The Stock Options with market conditions become exercisable upon a change in control of the Company. Upon Mr. Alberga’s resignation as an executive officer from the Company, 101,726 of Mr. Alberga’s Stock Options with market conditions were cancelled.
(2)	625 of Mr. Triplett’s unvested Stock Options granted at an exercise price of $1.96 per share were previously issued as shares of Common Stock upon early exercise of unvested Stock Options.
(3)	3,125 of Mr. Clancy’s unvested Stock Options granted at an exercise price of $1.96 per share were previously issued as shares of Common Stock upon early exercise of unvested Stock Options.

Treatment of RSUs

The Merger Agreement provides that, immediately prior to and conditioned upon the Effective Time, each RSU will be fully vested and canceled. In consideration of the cancellation, the Company will pay to each holder of RSUs, a cash amount (subject to applicable withholding taxes) equal to the Offer Price multiplied by the number of Shares subject to such RSU. Shares underlying the initial and supplemental PRSUs will be fully vested at the maximum performance targets and Shares underlying the MSUs will be fully vested at the maximum payout ratios set forth in the grant notices, immediately prior to the Effective Time.

The table below sets forth, for each of our executive officers and directors holding RSUs as of September 27, 2013, (a) the aggregate number of Shares subject to such awards that are or will become fully vested immediately prior to the Effective Time (in the manner described above) and (b) the value of amounts payable in respect of such awards on a pre-tax basis at the Effective Time, calculated by multiplying (i) the Offer Price by (ii) the number of Shares subject to those awards.

	Vested RSUs (1)		Unvested RSUs (1)
Name	Number of Shares Underlying Vested and Unreleased RSUs	Value from Vested RSUs	Number of Shares Underlying Unvested RSUs	Value from Unvested RSUs	Total Value from RSUs
Executive Officers
Jon Belmonte (2)	16,750	$242,875	50,250	$728,625	$971,500
Darko Dejanovic	—	—	407,255	$5,905,198	$5,905,198
			364,064	$5,278,928	$5,278,928
			149,428	$2,166,706	$2,166,706
Scott Mendel	—	—	87,781	$1,272,825	$1,272,825
			230,067	$3,335,972	$3,335,972
			93,122	$1,350,269	$1,350,269
Dennis Triplett	—	—	27,750	$402,375	$402,375
			71,000	$1,029,500	$1,029,500
			24,000	$348,000	$348,000
Non-Management Directors
David Alberga	—	—	29,522	$428,069	$428,069
Bruns H. Grayson	—	—	17,858	$258,941	$258,941
Stephen L. Green	—	—	17,858	$258,941	$258,941
Thomas N. Clancy	—	—	17,858	$258,941	$258,941
Joseph Levin	—	—	17,858	$258,941	$258,941

All of our current directors and executive officers as a group (9 persons)	16,750	$242,875	1,605,671	$23,282,230	$23,525,105

(1)	For Messrs. Dejanovic, Mendel and Triplett, the table lists the various types of RSUs in the following order: (1) TRSUs, (2) PRSUs, and (3) MSUs. All other RSU grants represent TRSUs. The PRSUs and the MSUs assume achievement of the maximum performance targets and payout ratio, respectively.

(2)	16,750 vested and unreleased TRSUs were released as shares of common stock, net of tax withholding, on September 30, 2013, following the monthly vesting schedule.

Employee Stock Purchase Plan

The Company suspended the commencement of any new offering periods under our 2011 Employee Stock Purchase Plan (the “ESPP”), effective after September 28, 2013. Pursuant to the Merger Agreement, the current offering period(s) under the ESPP will end prior to the closing of the Merger and participants will purchase shares of Common Stock at the purchase price of their respective programs under the ESPP. The Shares will then be purchased by Purchaser at the Offer Price (subject to applicable withholding taxes).

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the Merger, including the disposition of Shares by each individual who is a director or executive officer of the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Agreements with Executive Officers

Employment Agreement with Jon Belmonte

On April 30, 2013, the Company entered into an employment agreement with Jon Belmonte, the Company’s Interim Chief Executive Officer, pursuant to which he receives a monthly salary of $30,000 (the “Belmonte Agreement”). Under the eight month term of the employment agreement, in the event Mr. Belmonte’s employment is terminated without cause (as defined in the Belmonte Agreement), Mr. Belmonte will be entitled to receive the following (in each case, subject to applicable withholding taxes): (a) a severance payment equivalent to the greater of (i) one month of base salary, or (ii) base salary through the remainder of the term of the agreement, payable in a lump sum 60 days following the termination date; (b) acceleration of his unvested Stock Options and RSUs issued in connection with the employment agreement, and (c) reimbursement by Company of the premiums required to continue his group health care coverage under the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for a period that is the greater of (i) one month, or (ii) the period through the end of the term of the agreement, provided among other things Mr. Belmonte does not become eligible for health coverage through another employer during this period.

Retention Agreements

The Company has entered into executive retention agreements with each of Messrs. Dejanovic and Mendel. Each of these agreements provides that if the Company terminates the executive’s employment without cause (as defined in each of the respective retention agreements), if the executive terminates his employment for good reason (as defined in each of the respective retention agreements) or if the executive’s employment is terminated due to death or complete disability (as defined in each of the respective retention agreements), the executive would be entitled to receive the following (in each case, subject to applicable withholding taxes):

•	base salary earned through the date of termination, less standard tax withholding;

•	subject to certain exceptions, one year of severance from the date of termination at the executive’s then base salary payable within ten days following termination of employment, plus (i) reimbursement of premiums for continued health care coverage under the applicable provisions of COBRA for a one year period and (ii) an amount equal to the executive’s target annual bonus for the fiscal year assuming all performance objectives have been met and prorated based on the number of days the executive was employed with us prior to termination, payable within ten (10) days following termination of employment; and

•	except with respect to certain PRSUs granted to the executive officers, accelerated vesting of Stock Options and RSUs on the date of termination with respect to the number of Stock Options and RSUs that would have vested over the 12-month period following the date of termination. In addition, all Stock Options would remain exercisable for a period of one year following termination of employment.

In addition to the foregoing, in the event of a change in control (as defined in each of the respective retention agreements), regardless of termination, all of the executive officer’s Stock Options and RSUs (except with respect to certain PRSUs) become fully vested upon a change in control of the Company and all Stock Options remain exercisable for a period of two years following the date of any termination of employment in connection with a change in control of the Company.

With respect to the 2012 PRSUs and 2013 PRSUs held by executive officers other than Mr. Mendel (whose 2013 PRSUs accelerate and vest in full in the event of a change in control), if an executive officer’s employment with the Company is terminated by the Company without cause, or if the named executive officer terminates employment with the Company for good reason within twelve (12) months following a change in control of the Company, such number of PRSUs become fully vested upon the executive officer’s termination of employment in accordance with the following formula: Initial target amount of PRSUs, multiplied by the quotient of (A) Number of full months elapsed from the date or grant to the date that is one year following the date of such named executive officer’s termination of employment, divided by (B) 36.

Change in Control Agreement

We also entered into a change in control agreement with Dennis Triplett (the “Triplett Agreement”). The agreement provided that if Mr. Triplett’s employment is terminated within the twelve (12) month period immediately following the date of a change in control (as defined in the change in control agreement) by us without cause (as defined in the Triplett Agreement) or by Mr. Triplett for good reason (as defined in the Triplett Agreement), Mr. Triplett would be entitled to receive the following (in each case, subject to applicable withholding taxes):

•	base salary earned through the date of termination, plus all other amounts to which Mr. Triplett would have been entitled under any of our compensation plans or practices at the time such payments were due; provided, however, that any accrued but unpaid bonus would only be paid to Mr. Triplett if he was employed on the date such bonus would otherwise be paid in accordance with our standard practices;

•	subject to certain exceptions, twelve months of (i) severance from the date of termination at the executive’s then base salary payable within fifteen days following termination of employment and (ii) reimbursement of premiums for continued health care coverage under the applicable provisions of COBRA, unless Mr. Triplett becomes eligible for coverage by a health insurance plan of a subsequent employer prior to that time; and

•	excluding PRSUs (which would vest as set forth under “—Retention Agreements” above), vesting of one hundred percent (100%) of Mr. Triplett’s unvested equity awards on the date of termination.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the Effective Time occurred on September 27, 2013, and the employment of the executive was terminated without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that an executive officer receives may materially differ from the amounts set forth in the table.

Named Executive Officer	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Total
Jon Belmonte, Interim Chief Executive Officer	$90,000	$1,675,625	$4,635	$1,770,260

Darko Dejanovic, President	$875,000	$13,495,062	$10,941	$14,381,003

Scott Mendel, Chief Financial Officer	$560,000	$7,083,750	$13,664	$7,657,414

Dennis Triplett, Senior Vice President, Operations	$351,422	$2,144,730	$4,452	$2,500,604

(1)	Amounts in this column represent amounts payable upon a termination without cause or resignation for good reason, except for Mr. Belmonte whose benefits are triggered only by a termination without cause, provided however, with respect to Mr. Triplett any severance obligations are only payable upon a termination without cause during the twelve month period following a change in control transaction. With respect to the executive employment agreement with Mr. Belmonte, payments in this column represent a severance payment equivalent to the greater of (A) one month of his base salary or (B) his base salary from the date of termination through the remainder of the term of the agreement, payable in a lump sum 60 days following the termination date. With respect to the retention agreements with Messrs. Dejanovic and Mendel and the change in control agreement with Mr. Triplett, payments in this column represent one year of severance from the date of termination at the executive’s then base salary ($500,000, $350,000 and $236,250, respectively) payable within ten to fifteen days following termination of employment, plus an amount equal to the executive’s target annual bonus for the fiscal year assuming all performance objectives have been met and prorated based on the number of days the executive was employed with us prior to termination ($375,000, $210,000 and $115,172, respectively), payable following termination of employment. These amounts assume that base salaries remain unchanged from their levels in effect on the date of this Schedule 14D-9.
(2)	The amounts in this column reflect, as of September 27, 2013, a total consideration of $14.50 per Share in respect of unvested Shares subject to Stock Options and RSUs (including unvested PRSUs and unvested MSUs) which are subject to full acceleration pursuant to the Merger Agreement, on a pre-tax basis at the Effective Time. This amount represents (i) the value of cash amounts payable in respect of Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Offer Price over the respective per share exercise prices of the Stock Options by (b) the number of unvested shares subject to such Stock Option, (ii) the value of cash amounts payable in respect of RSUs, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the Offer Price by (b) the number of unvested shares subject to such RSU.
(3)

Pursuant to the Belmonte Agreement, upon termination without cause, Mr. Belmonte is entitled to payment by Company of the premiums required to continue his group health care coverage under the applicable provisions of COBRA for a period that is the greater of (i) one month, or (ii) the period through the end of the term of the agreement, provided among other things Mr. Belmonte does not become eligible for health coverage through another employer during this period. Pursuant to the retention agreements with Messrs. Dejanovic and Mendel, upon termination without cause or resignation for good reason, Messrs. Dejanovic and Mendel are entitled to reimbursement by the Company of premiums for continued health care coverage under the applicable provisions of COBRA for a one year period, unless either Messrs. Dejanovic and Mendel becomes eligible for coverage by a health insurance plan of a subsequent employer prior to that time. Pursuant to the Triplett Agreement, upon termination without cause or resignation for good reason within a twelve month period following a change in control, Mr. Triplett is entitled to reimbursement by the Company of premiums for continued health care coverage under the applicable provisions of COBRA for a one year period, unless Mr. Triplett becomes eligible for coverage by a health insurance plan of a subsequent employer prior to that time.

Employee Benefits

For a period of one year following the Effective Time, with respect to employees of the Company or its subsidiaries immediately before the Effective Time who remain employed during such one year period, Parent will provide, or will cause to be provided, compensation (including salary, annual cash bonus opportunities, commissions and severance) and benefits (including the costs thereof to Company employee benefit plan participants) that are in the aggregate, no less favorable than the compensation (excluding any equity or equity-based compensation, retention, change in control, transaction or similar bonuses, and nonqualified deferred compensation) and benefits (excluding, any defined benefit pension plan or retiree medical benefits) being provided to such employees immediately prior to the Effective Time.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 between the Company and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Purchaser, any of their affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

It is possible that certain members of our current management team will enter into new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Director Compensation

The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified individuals to serve on the Company Board. Our director compensation is overseen by the Compensation Committee of the Company Board, which makes recommendations to the Company Board on the appropriate amount and structure of our programs in light of then-current competitive practice. Pursuant to our 2013 Non-Employee Director Compensation Policy, our independent directors are compensated for their services on the Company Board. Pursuant to the policy:

•	each independent director receives an annual fee of $32,500 payable for the director’s service during the year and 17,858 TRSUs;

•	the Chairman of the Audit Committee of the Company Board receives an additional annual fee of $20,000 for the Chairman’s service during the year and each other Audit Committee member receives an additional annual fee of $5,500;

•	the Chairman of the Compensation Committee of the Company Board receives an additional annual fee of $15,000 for the Chairman’s service during the year and each other Compensation Committee member receives an additional annual fee of $4,000; and

•	the Chairman of the Nominating and Corporate Governance Committee of the Company Board receives an additional annual fee of $8,750 for the Chairman’s service during the year and each other Nominating and Corporate Governance Committee member receives an additional annual fee of $2,750.

The TRSUs granted to independent directors vest in full on the date of the Company’s 2014 Annual Meeting of Stockholders. Each independent director is also entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Company Board and any Committee on which he or she serves. Any new director appointed to the Company Board receives a pro-rated portion of the compensation based on the number of days of Company Board and committee service during the year following the Company’s 2013 Annual Meeting of Stockholders.

All of our directors are eligible to participate in our 2011 Equity Incentive Plan, and our employee directors are eligible to participate in our ESPP. For a more detailed description of these plans, see “Compensation Discussion and Analysis for fiscal year 2012—Components of Executive Compensation—Stock-Based Incentive Awards” and “Compensation Discussion and Analysis—Components of Executive Compensation—Other Benefits” in the Information Statement.

In addition to the foregoing fees, the Company Board adopted a compensation policy for members of its Strategic Transactions Committee (as defined in “Item 4. The Solicitation or Recommendation” below) aimed at compensating members for both their length of service on the committee and overall involvement in the evaluation of strategic transactions. As a result, the Company Board approved a monthly retainer of $3,000 for members during the first five months of the committee’s formation when Messrs. Clancy and Green served on the Strategic Transactions Committee and a monthly retainer of $5,000 for members following this initial five month period when Messrs. Clancy, Grayson, Green and Levin served on the Strategic Transactions Committee. The Company Board also approved a monthly retainer of $5,000 for Mr. Clancy’s role as lead chair throughout the strategic review process.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that from and following the Acceptance Time, Purchaser and Parent are required, and are required to cause the Company, Surviving Corporation or any of their respective applicable subsidiaries, to the extent permitted by applicable law, to indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and its subsidiaries (in all of their capacities) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement pursuant to the certificate of incorporation or bylaws of the Company, other charter and organizational documents of the Company’s subsidiaries and the indemnification agreements in existence on the date of the Merger Agreement with any directors and officers of the Company and any of the Company subsidiaries. In addition, Purchaser and Parent are required to include and cause to be maintained in effect in the Company’s or the Surviving Corporation’s (or any successor’s), as the case may be, charter and bylaws for a period of six (6) years after the closing of the Merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the certificate of incorporation or bylaws of the Company.

The Merger Agreement also provides that the Company will, at or prior to the closing of the merger, purchase a six (6) year “tail” prepaid policy on terms and conditions no less advantageous to the indemnified parties, or any other person entitled to the benefits described above, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering, without limitation, the Offer and the Merger. Purchaser and Parent are required to cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six (6) years after the closing of the Merger.

Representation on the Company Board

The Merger Agreement provides that, effective upon the Acceptance Time and from time to time thereafter, Parent will be entitled to designate up to such number of directors (rounded up to the next whole number) to the Company Board equal to the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) a fraction, the numerator of which is the number of Shares owned by Purchaser and Parent (giving effect to Shares accepted for payment pursuant to the Offer) and the denominator of which is the total number of then outstanding Shares. For information regarding Parent’s director designees, see “Parent Designees” in the Information Statement.

The Company and the Company Board will, after the purchase of and payment for Shares by Purchaser pursuant to the Offer, upon request of Purchaser, promptly increase the size of the Company Board or use reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent’s designees to be so elected to the Company Board, and will use reasonable best efforts to cause Parent’s designees to be so elected. In addition, subject to applicable law, the Company will use reasonable best efforts to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) of each committee of the Company Board as the percentage represented by such individuals on the Company Board as a whole.

Notwithstanding the above, Purchaser, Parent and the Company will use their respective reasonable best efforts to cause the Company Board to include, at all times prior to the Effective Time, at least three (3) of the members of the Company Board, selected by members of the Company Board, who (x) were directors of the Company immediately prior to the Acceptance Time, (y) are not officers of the Company and (z) are independent directors for purposes of the continuing listing requirements of the NYSE (the “Continuing Directors”). If at any time prior to the Acceptance Time there are fewer than three (3) Continuing Directors on the Company Board for any reason, the Company Board will cause the person(s) designated by the remaining Continuing Director(s) to fill such vacancy, or if no Continuing Directors then remain, the other directors of the Company then in office will designate three (3) persons to fill such vacancies who are not directors, officers, employees, stockholders, designees or affiliates of Purchaser or Parent.

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On September 28, 2013, ACTIVE, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Financing

Parent has received an equity commitment letter from Vista (the “Equity Commitment Letter”), pursuant to which Vista has committed to contribute to Parent an amount equal to $660 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash in immediately available funds for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or Merger consideration, as applicable, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including fees and expenses directly related to the debt financing required to be paid by Parent, Purchaser and the Surviving Corporation. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by Parent and Purchaser, of all conditions of the Offer, (ii) the funding (or contemporaneous funding) of the debt financing pursuant to the terms and conditions of the amended and restated debt commitment letter in favor of Parent dated October 5, 2013 (the “Debt Commitment Letter”), or any alternative financing that Parent and Purchaser are required to accept from alternative sources pursuant to the Merger Agreement, and (iii) the contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the closing of the Offer. The Company is a third-party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of ACTIVE to seek and obtain specific performance to cause Parent and Purchaser to cause, or to directly cause, Vista to fund the Equity Financing in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. Concurrently with the execution and delivery of the Equity Commitment Letter, Vista executed and delivered to ACTIVE a limited guarantee in favor of ACTIVE in respect of certain of Parent’s and Purchaser’s liabilities and obligations under the Merger Agreement (which we refer to as the “Limited Guarantee”), provided that in no event will Vista incur obligations totaling more than $64.0 million in the aggregate (plus the amount of any reimbursement or indemnification obligations payable pursuant to the Merger Agreement) under the Limited Guarantee.

Vista’s obligation to fund its equity commitment will expire upon the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) the date as of which Vista or its assigns funds an amount equal to the commitment under the Equity Commitment Letter, or (iv) the date on which any other claim is brought under, or legal proceeding is initiated against Vista or any affiliate thereof in connection with the Equity Commitment Letter (with the exception of certain claims related to the equity funding, all as specified in the Limited Guarantee).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference, and the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Nondisclosure Agreement

On August 6, 2013, Vista Equity Partners III, LLC (“VEP”), an affiliate of Parent and Purchaser, and ACTIVE entered into a Nondisclosure and Standstill Agreement (the “Nondisclosure Agreement”). Under the terms of the Nondisclosure Agreement, VEP agreed that, subject to certain exceptions, any non-public information regarding ACTIVE and its subsidiaries or affiliates furnished to VEP or to its representatives for the purposes of evaluating a potential transaction between the parties would, for a period of two years from the date of the Nondisclosure Agreement, be kept confidential, except as provided in the Nondisclosure Agreement. Additionally, VEP further agreed that, subject to certain exceptions, VEP would not solicit for employment any employee of ACTIVE for a period of one year from the date of the Nondisclosure Agreement. VEP also agreed, among other things, to certain “standstill” provisions which prohibit VEP and its representatives from taking certain actions involving or with respect to ACTIVE (except that VEP may submit a private proposal to us) for a period ending on the one year anniversary of the date of the Nondisclosure Agreement.

This summary and description of the Nondisclosure Agreement is qualified in its entirety by reference to the Nondisclosure Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) On September 28, 2013, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (iv) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and the Merger; (v) authorized and approved the Top-Up Option and the issuance of the Shares subject to the Top-Up Option; and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the Transactions for purposes of Section 203 of the DGCL.

Accordingly, and for other reasons described in more detail below, the Company Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, that holders of Shares adopt the Merger Agreement and approve the Merger.

(b) Background and Reasons for the Recommendation

(i) Background of Offer and Merger

As part of its ongoing evaluation of the Company’s business, the Company Board, together with senior management, continually reviews and assesses opportunities to increase stockholder value. Following the Company’s initial public offering in May 2011, members of senior management and the Company Board periodically met with representatives of investment banking firms to discuss their views on, among other things: (i) the Company’s industry; (ii) current market conditions; (iii) the Company’s market valuation relative to its key competitors; and (iv) utilizing the Company’s capital structure to increase stockholder value.

Between August 2012 and March 2013, from time to time, the Company’s senior management had informal meetings with representatives from various private equity funds regarding the Company. During February and March 2013, the Company received six verbal and one written non-binding indications of interest ranging from $7.00 to $12.00 per share. Vista neither participated in any of these meetings nor provided the Company with an indication of interest during this period.

On March 1, 2013, in response to these non-binding indications of interest, the Company Board met and decided to form a strategic transactions committee (the “Committee”) consisting of two independent directors, Thomas N. Clancy and Stephen L. Green, to oversee the day-to-day activities relating to the process of evaluating the Company’s strategic alternatives and to facilitate a timely response to developments as they arise. The Company Board authorized the Committee to, among other things, monitor, consider, evaluate, review and analyze the Company’s strategic alternatives, including evaluating and making a recommendation to the Company Board with respect to the indications of interest the Company had received. The Company Board also authorized the Committee to identify and recommend an investment banking firm to serve as financial advisor to the Company Board in connection with its review of the Company’s strategic alternatives.

On March 18, 2013, at the recommendation of the Committee, the Company Board approved the retention of Citigroup Global Markets Inc. (“Citi”) as its financial advisor to assist the Company in evaluating its strategic alternatives. At this meeting, DLA Piper LLP (US) (“DLA Piper”), the Company’s legal advisor, advised the Company Board that Citi or one of its affiliates likely had provided debt financing or other services to or otherwise previously represented the private equity groups who would likely be participating in any potential sale process. DLA Piper also advised the Company Board that Citi confirmed that neither it nor any of its affiliates would provide acquisition financing for purposes of acquiring the Company and would not provide M&A financial advisory services to any third party in connection with a potential acquisition of the Company. Following a discussion, the Company Board determined that Citi’s prior relationships with private equity funds would not adversely affect its services to the Company Board and the Committee or impact Citi’s ability to provide independent advice.

Following this meeting, Citi and the Company Board subsequently executed an engagement letter appointing Citi as its financial advisor on March 26, 2013. For additional information regarding the retention of Citi, please see “Opinion of the Company’s Financial Advisor” in Item 4(b)(iv) below.

On April 9, 2013, the Committee held a meeting attended by representatives of both Citi and DLA Piper. The representatives of Citi discussed their recent meetings with the Company’s senior management and the status of Citi’s financial analysis of the Company. The representatives of Citi also reviewed their discussions with two of the private equity funds that had previously submitted indications of interest regarding their continued interest in either accumulating an equity position in the Company or pursuing an acquisition of the Company. The Committee asked a number of questions, and a full discussion ensued, including the potential timing of a Company Board meeting at which Citi could provide its analysis to the Company Board. The Committee then requested the representatives to inform these two private equity funds that their expressions of interest would be communicated to and considered by the Company Board.

On April 17, 2013, the Committee held a meeting attended by representatives of both Citi and DLA Piper. Two of the Company’s independent directors, Joseph Levin and Bruns H. Grayson, also participated in the meeting by invitation of the Committee. A representative of DLA Piper discussed the Committee’s fiduciary duties in light of receiving the non-binding indications of interest to acquire the Company. The representatives from Citi reviewed their preliminary financial analysis of the Company, and the Committee then reviewed various business and financial matters relating to the Company.

On April 22, 2013, the Committee held a meeting attended by Messrs. Levin and Grayson and representatives from both Citi and DLA Piper. The representatives of Citi again presented their preliminary financial analysis of the Company.

On April 29, 2013, the Company Board held a meeting attended by representatives of both Citi and DLA Piper. The representatives of Citi reviewed with the Company Board a number of key strategic questions facing the Company, as well as certain value enhancing alternatives available to the Company, including continuing to pursue the Company’s long-term plan as a stand-alone public company with certain operational improvements and pursuing a potential sale of the Company, and Citi’s expectations regarding a sale process, including the potential risks and uncertainties inherent therein, based on Citi’s preliminary financial analysis, discussions with senior management and discussions with the private equity funds who had submitted preliminary non-binding indications of interest to the Company.

At this meeting, DLA Piper advised the Company Board on its fiduciary duties. After DLA Piper’s presentation, the Committee discussed with the Company Board its assessment of the benefits and risks of the Company remaining as a stand-alone public company and pursuing the operational improvements necessary to achieve its long-term business plan. The Committee also discussed the potential benefits and risks of conducting a sale process. Following this discussion, the Committee recommended to the Company Board, based on the factors outlined by the Committee and discussed with the Company Board, that the Company not pursue a sale process at that time. After discussing several considerations, including the potential distraction a sale process would create from focus on improving the Company’s operational results, the Company Board accepted the Committee’s recommendation.

On April 30, 2013, the Company’s then chief executive officer, Matthew Landa, and then executive chairman, David Alberga, resigned from their operational roles. Also on April 30, 2013, the Company Board appointed Jon Belmonte, the Company’s former Chief Operating Officer and Chief Media Officer, to the office of interim Chief Executive Officer. Beginning on April 30, 2013, Citi, at the instruction of the Committee, began to notify the private equity funds that had previously expressed an interest in the Company that the Company was not for sale at that time.

Between April 30, 2013 and July 29, 2013, multiple private equity funds, including certain of the private equity funds who had submitted non-binding preliminary indications of interest during February and March of 2013, contacted the Company and Citi to indicate their interest in exploring a transaction with the Company.

In early April, a private equity fund, which was part of the consortium that we refer to later in this Section as Fund C, informed Citi that it had taken an ownership stake in the Company of just under 5% of the Company’s outstanding common stock. In late May, at a meeting requested by this private equity fund, representatives of the fund met with the Company’s senior management to discuss the fund’s perspective on the Company’s long-term prospects. At this meeting, representatives of Fund C indicated that Fund C believed it could pay $9.00 to $10.00 per share to acquire the Company and would also be interested in making an equity investment in the Company.

On June 13, 2013, representatives of Citi had a telephone call with Vista regarding their potential interest in the Company. In that conversation, Vista indicated to Citi that it was possible that Vista would acquire an ownership stake in the Company through open market purchases.

On June 21, 2013, Mr. Landa and Mr. Neppl relinquished their positions as directors on the Company Board when their terms expired following the Company’s annual meeting of stockholders. Mr. Belmonte, the Company’s interim Chief Executive Officer, was elected as a director at that same annual meeting of stockholders.

On June 27, 2013, a private equity fund submitted to the Company a non-binding indication of interest to acquire the Company at a price between $9.00 and $12.00 per share.

On July 19, 2013, at a meeting requested by Fund C, representatives of Fund C met with Mr. Clancy and representatives of Citi to again discuss the fund’s perspective on the Company’s long-term prospects. At this meeting, representatives of Fund C again indicated that Fund C believed it would be interested in acquiring or making an equity investment in the Company.

On July 22, 2013, representatives of Vista and Citi had a discussion regarding the Company. During the call, Vista indicated that one of its funds had acquired an ownership stake in the Company of approximately 2%. Vista also expressed that it would be interested in evaluating a transaction with the Company if the Company decided to engage in a strategic review process.

At a meeting of the Committee held on July 29, 2013, representatives of Citi informed the Committee that, despite Citi having notified potential private equity buyers that the Company was not for sale at that time and despite the substantial increase in the market price of the Common Stock between May and July, Citi continued to receive indications from private equity funds expressing an interest in either acquiring the Company at a premium to its then current market value or making a strategic investment in the Company. During the meeting, which was also attended by representatives of DLA Piper, representatives of Citi reviewed with the Committee, among other items, the Company’s potential strategic opportunities and challenges, including executing on the Company’s long-term business plan, hiring a permanent chief executive officer to assist in developing and implementing the necessary operational improvements required for the Company to achieve its long-term business plan, raising additional capital to support its operational improvements and long-term business plan, internal restructuring and returning capital to stockholders, and selling the Company. After discussing the Company’s strategic alternatives and related considerations, an illustrative timeline for executing various alternatives and a preliminary list of potential financial and strategic buyers, the Committee instructed representatives of Citi to work with the Company’s senior management and DLA Piper to renew the Company’s efforts to explore strategic alternatives available to the Company, including developing a timeline and list of action items for exploring a potential sale of the Company. The Committee also determined to recommend to the Company Board that two additional independent directors, Bruns H. Grayson and Joseph Levin, be appointed to the Committee. The Committee also appointed Mr. Clancy as lead chair of the Committee.

At the Company Board’s regularly scheduled meeting held on July 30, 2013, which was attended by representatives of Citi and DLA Piper, Mr. Clancy reviewed the topics and information considered by the Committee at its meeting on July 29, 2013. Following this review, which included a review of the Company’s operating plan and prospects for continuing as a stand-alone public company and implementing the necessary operational improvements to achieve its long-term business plan, the Committee informed the Company Board of its recommendation that the Company should pursue a process to explore its strategic alternatives, including a potential sale of the Company. The Committee also recommended that the Company Board appoint Messrs. Grayson and Levin, both independent directors, as members of the Committee in order to help assist with the additional demands a sale process was anticipated to place on members of the Committee. Following a discussion, the Company Board adopted the recommendations made by the Committee, and determined that it was in the best interests of the Company and its stockholders to pursue a process to explore strategic alternatives, including a potential sale of the Company. The Company Board also formally appointed Messrs. Grayson and Levin to the Committee. During this meeting, the Company Board also discussed the appropriate role of senior management in the process involving a potential sale of the Company, in light of the fact that an acquisition proposal could raise questions regarding the retention of senior management. Based on that discussion, the Company Board determined that the Company’s senior management should not have any discussions (including discussions regarding future employment opportunities) with potential acquirers unless authorized by the Company Board, and the Company Board instructed senior management of this determination.

Beginning on July 29, 2013, at the direction of the Committee, representatives of Citi began contacting several private equity funds that Citi believed might be interested in exploring a transaction with the Company, including Vista.

On July 30, 2013, Citi and Vista participated in a telephone call in which Citi informed Vista that the Company was considering pursuing a process to explore its strategic alternatives, including a potential sale of the Company. Representatives of Citi indicated to Vista that the Company would contact a number of parties, in addition to Vista, to participate in the process. Representatives of Citi indicated that it would provide Vista with a draft nondisclosure and standstill agreement at the appropriate time. Following the call with Citi, Mr. James Ford of Vista contacted Mr. Belmonte by telephone to introduce himself and Vista, to express Vista’s interest in the Company and to thank the Company for including Vista in the Company’s process.

On August 1, 2013, in connection with its regularly scheduled earnings release, at the direction of the Company Board and the Committee, the Company publicly announced its intention to evaluate its strategic alternatives.

Between July 29, 2013 and September 4, 2013, Citi either contacted or received inbound indications of interest from 33 private equity funds. The private equity funds contacted by Citi included Vista, and each of the private equity funds who held a meeting with the Company’s senior management between August 2012 and March 2013. In addition, Citi either contacted, or received inbound indications of interest, from five strategic parties.

Twenty-nine private equity funds, including Vista, and one strategic party subsequently entered into nondisclosure and standstill agreements with the Company during August 2013.

On August 4, 2013, Mr. Brian Sheth of Vista contacted Mr. Clancy, the lead chair of the Committee, by email to introduce himself and Vista, to register Vista’s interest in the Company and to thank the Company for including Vista in the Company’s process. In addition, Mr. Sheth requested an in-person introductory meeting with Mr. Clancy in the near future.

Between August 9, 2013 and August 29, 2013, the Company provided access to an electronic data room to all parties with whom it had executed nondisclosure and standstill agreements. The electronic data room contained financial and operational information on the Company.

Between August 19, 2013 and August 29, 2013, at the direction of the Committee, Citi distributed a first round bid process letter to 29 parties, including Vista, describing the bid process and a timeline for a potential sale of the Company. The process letter indicated that interested parties should deliver to the Company initial non-binding indications of interest by September 4, 2013.

Between August 20, 2013 and September 4, 2013, the Company and Citi responded to diligence questions and participated in telephone conferences with a number of private equity funds, including Vista, to review the Company’s business, operations, financial results and strategy.

On August 21, 2013, representatives of Vista had a due diligence teleconference with the Company’s senior management and representatives of Citi. In addition, on that same date, Mr. Clancy met in person with Mr. Sheth of Vista. At that meeting, Mr. Sheth further introduced the fund to Mr. Clancy and stressed to Mr. Clancy Vista’s track record as a buyer in successfully completing acquisitions.

On September 4, 2013, the Company received non-binding indications of interest from 17 private equity funds. The nonbinding indications valued the Company in a range from $9.75 to $14.00 per share, with only two indications referencing a single purchase price above $12.00 per share and with Vista submitting the highest bid referencing a single purchase price at $12.75 per share in cash, and a private equity fund, Fund A, providing the only potentially higher bid, indicating a price range of between $12.00 and $14.00 per share. Vista’s indication of interest also noted that it was prepared to move aggressively to provide speed and certainty to the process and included a request that in-person presentations be scheduled with the Company’s senior management beginning on September 10, 2013. Of the five strategic parties Citi either contacted, or received inbound indications of interest from, the only strategic party that executed a nondisclosure and standstill agreement failed to submit an indication of interest and indicated to the representatives of Citi that it would not make a bid. The other four strategic parties previously identified by Citi or that contacted Citi declined to participate in the process.

On September 6, 2013, the Committee held a meeting with the Company’s senior management and representatives from Citi and DLA Piper to review the current status of the bid process and the 17 initial indications of interest and possible next steps. Following discussion, the Committee determined to provide each party whose bids exceeded $12.00 per share in connection with their indications of interest — Fund A, Fund C (a consortium of two private equity funds) and Vista — access to additional due diligence materials and to allow them to participate in in-person management presentations. In addition, at the Committee’s instruction, Citi notified parties whose bids did not exceed $12.00 per share that they would likely need to substantially increase their final bids in order to be the winning bidder. Of those parties, Fund B, Fund D, Fund E, Fund F, Fund G and Fund H indicated a willingness to continue, or consider continuing, in the process within this framework. The Committee also determined that these private equity funds should be authorized to contact their respective financing sources.

Also, on September 6, 2013, at the direction of the Committee, representatives of Citi called Vista to discuss its initial indication of interest and to invite Vista to participate in the second round of the process. Representatives of Citi informed Vista that it would be granted access to an electronic data room. Representatives of Citi and Vista discussed scheduling in-person meetings with the Company’s senior management on September 12 and 13, 2013. Representatives of Citi also informed Vista that it would be permitted to reach out to its financing sources.

Between September 6, 2013 and September 9, 2013, at the direction of the Committee, representatives of Citi held telephonic discussions with each of the parties that submitted an initial indication of interest. Representatives of Citi informed the nine parties noted above, including Vista, that they would be allowed to participate in the next steps of the process and would be granted access to an electronic data room and meetings with the Company’s senior management. Citi also discussed with each of these bidders the potential timing associated with next steps. Further, at the direction of the Committee, Citi advised each of the parties that the process could move quickly and that each party should complete the work necessary to submit its final proposal as soon as possible, as it was possible that one or more parties could be moving to complete due diligence and obtain financing on an expedited timetable.

On September 9, 2013, seven of the nine parties who were invited to continue in the process, including Vista, were given access to an electronic data room containing more detailed information about the Company. The remaining two parties, Fund E and Fund F, notified the representatives of Citi that they did not intend to continue in the process.

During the period from September 9, 2013 through September 27, 2013, telephonic and in-person due diligence meetings with the Company’s senior management were scheduled and held with all of remaining interested parties other than Fund G, which notified the representatives of Citi that it did not intend to continue in the process. In addition, telephonic and in-person due diligence discussions between the respective outside financial, legal and accounting advisors of the Company and the remaining six participating parties (including Vista) were scheduled and held, and the Company responded to supplemental due diligence requests made by the remaining participating parties and added information to the electronic data room for the parties’ further access. Each of the six remaining participants, all of which were private equity funds, including Vista, were also given the right to include their respective financing sources in the due diligence process.

On September 12, 2013 and September 13, 2013, the Company’s senior management held an in-person due diligence session with Vista and its representatives.

On September 20, 2013, at the direction of the Committee, the proposed form of merger agreement was both posted to the electronic data room and distributed to the remaining participating parties, including Vista, by representatives of Citi. The proposed form of merger agreement contemplated a two-step tender offer/merger structure in order to provide speed of execution and greater certainty of closing for the Company’s stockholders. In conjunction with the circulation of the form of merger agreement, at the direction of the Committee, representatives of Citi or DLA Piper spoke with each of the interested parties and encouraged them to submit any proposed revisions to the proposed form of merger agreement to DLA Piper by September 27, 2013.

On September 22, 2013, representatives of Vista’s financial advisor, Bank of America Merrill Lynch (“BofA Merrill Lynch”), and Vista’s outside legal advisors, Kirkland & Ellis LLP (“Kirkland”), contacted Citi and DLA Piper, respectively, to inform them that the following day Vista might submit to the Company a proposal to acquire the Company which would include Vista’s comments to the proposed form of merger agreement as well as commitment letters from financing sources to provide financing sufficient to consummate the acquisition.

On September 23, 2013, at the direction of the Committee, representatives of Citi distributed a final bid process letter to each of the remaining six participants, including Vista. In the letter, Citi required each participant to submit drafts of its debt and equity commitment and sponsor limited guarantees, along with a binding proposal to acquire the Company, on or before October 8, 2013. In conjunction with the circulation of the final bid process letter, at the direction of the Committee, representatives of Citi spoke with each of the interested parties and reiterated that the Company would like to proceed quickly and that they should complete their due diligence and obtain their financing commitments as soon as possible, particularly given the possibility that one or more parties could be moving more quickly to complete due diligence and obtain financing.

On the evening of September 23, 2013, Vista submitted to the Company a definitive proposal to acquire the Company for $12.75 per share in cash, including a fully executed debt commitment letter, an equity commitment letter for Vista, a limited guarantee in favor of the Company from Vista and comments to the proposed form of merger agreement. The proposal letter also provided that the proposal would expire if a definitive agreement was not entered into before 5 P.M. Pacific time on September 25, 2013.

The revised draft of the merger agreement submitted by Vista provided for a limited exception to the “no shop” provision that would permit the Company to continue negotiations following the execution of a definitive merger agreement until October 11, 2013, in connection with acquisition proposals received from certain “excluded parties” who had submitted acquisition proposals before announcement of a definitive agreement with Vista. The draft provided a break-up fee equal to 1.75% of the equity value of the transaction if the Company elected to terminate the Vista transaction to accept a superior proposal from an excluded party on or prior to October 11, and a break-up fee equal to 3.5% of the equity value of the transaction if the Company elected to terminate the Vista transaction to accept a superior proposal from any party that was not an excluded party or if the Company elected to terminate the transaction after October 11. The draft also provided that the Company would be required to reimburse Vista up to 0.5% of the equity value of the transaction in the event the agreement was terminated because the Company willfully breached its representations, warranties or covenants in the merger agreement.

On the evening of September 24, 2013, counsel to Fund B delivered comments to the proposed form of merger agreement to DLA Piper. On September 25, 2013, counsel to Fund B called DLA Piper to ask questions regarding the proposed draft merger agreement and to discuss the potential timing by which its client was planning to be in a position to have secured a debt financing commitment. On such call, counsel for Fund B indicated to DLA Piper its client’s interest in, and ability to attempt to reach, a deal on an accelerated timeline and noted its client’s willingness to structure the transaction as a tender offer and to include a reduced termination fee applicable to “excluded parties” in a structure analogous to the structure proposed by Vista.

On September 25, 2013, the Company’s interim Chief Executive Officer and Chief Financial Officer held additional in-person due diligence sessions with representatives of Fund B.

On September 25, 2013, the Committee held a meeting to discuss the status of the bid process and next steps with senior management and its financial and legal advisors. The Committee reviewed the terms of the binding proposal submitted by Vista, including the debt commitment terms and its expiration time of Wednesday, September 25, 2013, at 5 P.M. Pacific time. DLA Piper explained the structure of the transaction and the general approach taken by Vista in the merger agreement, including the proposed termination fee, the reduced termination fee for excluded parties, and the limited exception to the no-shop covenants to permit the Company to engage in ongoing discussions with the existing participants in the process. The Committee discussed various counter proposals to Vista’s offer with representatives of Citi and DLA Piper. At the meeting, representatives of Citi also reviewed with the Committee its further preliminary financial analysis of the Company. The Committee then reviewed with representatives of Citi the current status of each of the bidders. The Committee discussed potential next steps with Citi and DLA Piper, including the strategy for requesting a price increase from Vista. The Committee agreed to seek a higher price from Vista without risking loss of the existing bid and to seek to determine whether any of the other private equity funds in the process could make a competitive bid in the near future, recognizing that Vista may determine to withdraw from the strategic process if the Company attempted to delay Vista through extended negotiations.

On the evening of September 25, 2013, at the direction of the Committee, representatives of Citi called Vista to discuss its proposal, including the price per share offered by Vista, and DLA Piper distributed a revised mark-up of the proposed merger agreement to Kirkland. At the direction of the Committee, representatives of Citi informed Vista that their proposed price per share would not be sufficient to cause the Company Board to enter into a transaction prior to the bid date.

On September 26, 2013, Vista verbally informed representatives of Citi that they would be prepared to increase their proposal to $13.00 per share. At that time, Citi reiterated that Vista’s proposed price per share would not be sufficient to cause the Company Board to enter into a transaction prior to the bid date.

Over the course of September 26, 2013 and September 27, 2013, Vista had multiple discussions with Citi, and Kirkland had multiple discussions with DLA Piper, regarding the proposal submitted on September 23, 2013, and the revised version of the proposed merger agreement. At the direction of the Committee, Citi informed Vista that there was another party that was ready to make a definitive proposal and if such proposal were sufficiently compelling, the Committee might find itself in a position to consider accelerating the process so that it would conclude prior to October 8, 2013.

On September 26, 2013, DLA Piper held separate discussions with Vista’s and Fund B’s legal advisors with respect to the terms and provisions contained in the revised draft merger agreements of Vista and Fund B, respectively. On the evening of September 26, DLA Piper sent a further revised merger agreement to Fund B’s legal advisors.

On the morning of September 27, 2013, DLA Piper held further telephonic discussions with Fund B’s legal advisors regarding the revised draft of the merger agreement. At the conclusion of the telephone conference, Fund B’s legal advisors, on behalf of Fund B, forwarded a definitive proposal to acquire the Company for $13.00 per share in cash, including a fully executed debt commitment letter, an equity commitment letter, a form of limited guarantee from Fund B to the Company and its final draft of the merger agreement. Subsequently, on September 27, 2013, the Company Board, in consultation with the Company’s senior management and representatives of Citi and DLA Piper, reviewed the status of the strategic alternatives and considered the proposals received to date as well as the position of other potential bidders. The representatives of Citi indicated that both Vista and Fund B had indicated that they were in a position to make a binding proposal at a price of at least $13.00 per share. Fund A, which had provided an initial indication of interest at between $12.00 and $14.00 per share, had requested that Citi help identify a partner to form a consortium in the bid process and reported that it would not be able to complete the process unless it was able to form a consortium. Fund D had indicated to Citi that it was no longer moving forward in the process as it did not believe it would be in a position to make a competitive bid. The representatives of Citi noted that Fund C had indicated that it would be unlikely to be able to finalize a proposal prior to the bid date and would be challenged to significantly exceed $13.00 per share. The Company’s senior management confirmed these concerns based on conversations with Fund C during their in-person meetings. Finally, the representatives of Citi indicated that Fund H, which had initially provided an indication of interest at between $10.00 and $12.00 per share, although continuing to move forward in the process had performed substantially less due diligence to date than any of the other remaining parties and had not indicated that it would be able to exceed the $10.00 to $12.00 per share price range it initially proposed.

At this same Company Board meeting held on September 27, 2013, representatives of DLA Piper reviewed the terms of the proposed merger agreement and other transaction agreements with each of Vista and Fund B, including conditions to closing, termination rights and any fees associated with terminations, and the Company’s limited right to continue negotiations with other interested parties. DLA Piper indicated that the legal terms reflected in the most recent drafts of the merger agreement with Vista and Fund B were not meaningfully different from one another and that DLA Piper believed that the Company could finalize the merger agreements and related debt commitment letters, equity commitments letters and limited guarantees with each of Vista and Fund B within 24 to 48 hours. DLA Piper reviewed the fiduciary duties of the Company Board in consideration of whether to accept a bid from one of the parties in advance of the bid deadline. Following extended discussion, the Company Board directed Citi to inform Vista and Fund B that, to the extent they wanted to enter into a transaction prior to the established bid date, they should submit their best and final proposals during the period of September 27 to 28, 2013, at which point the Company Board would determine whether to accept a bid and that the bids would have to be meaningfully in excess of $13.00 per share for the Company Board to consider entering into a transaction ahead of the bid deadline. Citi, at the instruction of the Company Board, informed Vista and Fund B that they would each be requested to make best and final proposals over September 27 and 28, 2013, and that, if one of the proposals was deemed sufficient, the Company Board would accept that proposal, but that, if neither party made an acceptable offer, the Company Board would not consider further offers until the previously articulated October 8, 2013, bid deadline. Citi, at the instruction of the Company Board, further indicated to Vista and Fund B that the bids would have to be meaningfully in excess of $13.00 per share for the Company Board to consider ending the process early.

Early in the day on September 27, 2013, Kirkland, on behalf of Vista, sent a revised merger agreement to DLA Piper.

Later, on the evening of September 27, 2013, DLA Piper distributed revised merger agreements to Vista’s and Fund B’s respective legal advisors.

On the morning of September 28, 2013, DLA Piper held separate discussions with the legal advisors of both Vista and Fund B and finalized the terms of the respective merger agreements with the exception of the final offer price and proposed termination fees. Later, on the afternoon of September 28, 2013, the Company Board received the best and final proposals of both Vista and Fund B.

Pursuant to Vista’s best and final proposal, Vista agreed to raise its offer price to $14.50 per share and proposed a termination fee payable by the Company in the event the Company terminated the merger agreement to enter into an agreement with an “excluded party” equal to 1.25% of the equity value of the transaction and proposed a termination fee payable by the Company in other circumstances equal to 3.0% of equity value. Vista also proposed that the Company be permitted to discuss acquisition proposals with certain “excluded parties” until October 21, 2013, noting that such date was after the due date for binding proposals in the Company’s final-round process letter.

Pursuant to Fund B’s best and final proposal, Fund B agreed to raise its offer price to $14.16 per share. The proposal contemplated a termination fee payable by the Company in the event the Company terminated the merger agreement to enter into an agreement with an “excluded party” equal to 2.5% of the equity value of the transaction and proposed a termination fee payable by the Company in other circumstances equal to 3.5% of equity value. Fund B also proposed that the Company be permitted to discuss acquisition proposals with certain “excluded parties” until October 15, 2013.

On the evening of September 28, 2013, at a joint meeting of the Committee and the Company Board, the Company Board, in consultation with the Company’s senior management and representatives of Citi and DLA Piper, reviewed the strategic review process and considered the proposals received to date, including Vista’s revised proposal of $14.50 per share and Fund B’s revised proposal of $14.16 per share. At this meeting, the Company Board also reviewed with the representatives of Citi the discussions with representatives of Vista and Fund B related to the bid process, including that both parties had been informed to make their final and highest bid and that, if one of their proposals was acceptable, there would be no further negotiation of the proposal, but that otherwise the process would continue. The Committee made its recommendations, and discussed the factors it considered in reaching such recommendations, as discussed in the section entitled “Reasons for Recommendation” below in Item 4(b)(ii). The Company Board concluded that, due to Fund B’s offer price being significantly below Vista’s offer price, the likelihood that Fund B would not be willing to materially increase its offer price because Citi had instructed Fund B to bid its best and final price, and the risk that Vista might withdraw its bid if the Committee instructed Citi to seek a higher bid from Fund B (as Vista had indicated it would do), it was in the best interests of the Company and its stockholders to proceed with Vista’s proposal. At these meetings, representatives of Citi reviewed with the Committee and the Company Board its financial analyses of Vista’s $14.50 per share offer and delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated September 28, 2013, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its opinion, the $14.50 per share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Common Stock (other than Parent, Purchaser and their respective affiliates, including Vista) was fair, from a financial point of view, to such holders. Also, at this meeting, representatives of DLA Piper reviewed the terms and provisions of the proposed merger agreement and other transaction agreements, including conditions to closing, termination rights and any fees associated with the exercise of such termination rights, and the Company’s limited right to continue negotiations with other parties who may make a proposal for an alternative transaction, including “excluded parties”. DLA Piper again reviewed the fiduciary duties of the Committee and the Company Board in consideration of whether to approve the merger agreement and such other agreements. Also, members of the Company’s senior management confirmed to the Committee they had not engaged in any discussions regarding future employment with Vista. After further discussion, the Committee unanimously recommended the approval of the merger agreement and the transactions contemplated under the merger agreement to the Company Board and the Company Board unanimously approved the merger agreement and the transactions contemplated thereby. See Item 4(a) above for the formal resolutions approved by the Committee and the Company Board and see “Reasons for Recommendation” in Item 4(b)(ii) below for additional information regarding the factors considered by the Committee and the Company Board.

On the evening of Saturday, September 28, 2013, shortly following the Company Board meeting, representatives of the Company informed representatives of Vista that its proposal had been accepted by the Company Board.

On the evening of Saturday, September 28, 2013, the parties executed the Merger Agreement and the limited guarantee and Vista provided an executed equity commitment letter and a fully executed debt commitment letter with respect to the financing of the aggregate merger consideration.

On Monday, September 30, 2013, before the opening of trading on the New York Stock Exchange, the Company and Vista issued a joint press release announcing the execution of the Merger Agreement.

(ii) Reasons for Recommendation

Committee

In evaluating the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Committee consulted with the Company’s senior management, DLA Piper, its outside legal counsel, and Citi, its independent financial advisor. In declaring the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, advisable and fair to the Company and its stockholders and recommending that the Company Board approve the Merger Agreement, the Committee considered a number of factors, including the following:

Financial Terms; Certainty of Value

•	The historical market prices, volatility and trading information with respect to the Common Stock, including that the Offer Price:

•	Represented a premium of 175% over the closing price of the shares of Common Stock on January 2, 2013.

•	Represented a premium of 74% over the closing price of the shares of Common Stock on August 1, 2013, the last trading day prior to the Company’s announcement that it had formed the Committee to consider and evaluate strategic alternatives.

•	Represented a premium of 27% over the closing price of the shares of Common Stock on September 27, 2013, the last trading day prior to the Company’s execution of the Merger Agreement.

•	The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s stockholders while avoiding potential long-term business and market risks.

•	The Offer Price exceeded the targets for the Common Stock price published by equity analysts after August 1, 2013 but prior to September 28, 2013, which ranged from $9.50 per share to $11.00 per share.

•	The possibility that it could take a considerable period of time before the trading price of the Common Stock would reach and sustain trading at the per share Offer Price of $14.50, as adjusted for present value, even assuming the Company achieved its long-term business plan and successfully implemented operational improvements.

•	The belief of the Committee, based upon arm’s length negotiations with Vista in the sales process, that the price to be paid by Purchaser is the highest price per share that Vista was willing to pay for the Company and that the terms of the Merger Agreement include the most favorable terms to the Company to which Vista was willing to agree.

•	The belief of the Committee that none of the other bidders would be willing to pay more than $14.50 per share, and that Vista may have withdrawn its $14.50 per share offer and stopped participating in the sale process if the Committee and the Company Board did not accept its offer on September 28, 2013.

•	The belief of the Committee that the Merger Agreement creates an opportunity for any other party (an “Excluded Party”) who had made an acquisition proposal prior to the execution of the Merger Agreement or was actively engaged in negotiations that could reasonably be expected to result in a superior offer to enter into a definitive agreement for a superior offer and pay a reduced termination fee of 1.25% of equity value of such superior offer.

Financial Condition; Prospects of the Company

•	The Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to remain an independent public company, and the potential impact of those factors on the future trading price of the Common Stock.

•	The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving the Company’s long-term business plan in light of the current and foreseeable business and market conditions, including the risks and uncertainties of successfully implementing the operational improvements necessary to achieve its long-term business plans; (ii) the risks and uncertainties associated with the U.S. economy and the economies of the foreign jurisdictions in which the Company conducts or planned to conduct business; (iii) general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges, and (iv) the other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its other filings with the SEC.

•	The Committee’s analysis of the recent market performance of the Common Stock and the belief held by the members of the Committee that the Offer Price would provide the Company’s stockholders a higher per share price than the Common Stock was likely to reach for a significant period of time after taking into account the Company’s recent operational performance.

Citi Opinion

•	Citi presented certain financial analyses and delivered its opinion, addressed to the Company Board, dated September 28, 2013, that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its opinion, the $14.50 per share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Common Stock (other than Parent, Purchaser and their respective affiliates, including Vista) was fair, from a financial point of view, to such holders. See “Opinion of the Company’s Financial Advisor” below in Item 4(b)(iv).

Merger Agreement Terms (Alternative Proposals; Change of Recommendation)

•	The right of the Company to continue discussions and negotiations with certain persons or groups and consider alternative acquisition proposals, subject to the limitations and the provisions set forth in the Merger Agreement, as more fully described in the Offer to Purchase under the heading “The Merger Agreement—No Solicitation”.

•	The right for the Company Board to effect a change in recommendation if there is a “change in circumstance,” and the Company Board concludes in good faith (after consultation with outside counsel) that the failure to take such action would reasonably constitute a breach of its fiduciary duties under applicable law, subject to the limitations and the provisions set forth in the Merger Agreement, as more fully described in the Offer to Purchase under the heading “The Merger Agreement—No Solicitation—The Company Board’s Recommendation”.

•	The right of the Company to terminate the Merger Agreement and accept a superior proposal under certain circumstances, and the termination fee of approximately $32.0 million payable by the Company if it exercises that right which termination fee will be approximately $13.3 million if the Company terminates the Merger Agreement to accept a superior proposal with an “Excluded Party” prior to October 21, 2013, as more fully described in the Offer to Purchase under the heading “The Merger Agreement—No Solicitation” and the Committee’s belief that such termination fees should not deter any interested third party from making, or inhibit the Company Board from approving, a superior proposal if such were available.

•	The availability of statutory appraisal rights under Delaware law in connection with the Merger.

Speed and Likelihood of Consummation

•	The structure of the transaction as a two-step transaction under Section 251(h) of the DGCL potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the transaction), followed promptly by the Merger in which stockholders who do not tender in the Offer will receive the same cash price as is paid in the Offer.

•	If it is determined that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL, then, contingent and effective upon such determination and the occurrence of the Acceptance Time of the Offer, Purchaser will be deemed to have exercised a Top-Up Option to purchase up to an additional number of shares of Common Stock sufficient to cause Purchaser to own 90% of the shares of Common Stock outstanding after the Offer, which would permit Purchaser to close the Merger (as a short-form merger under the DGCL) more quickly than alternative structures.

•	The likelihood that the Offer and the Merger would be consummated, including:

•	Purchaser is required, subject to certain exceptions, to extend the Offer in certain circumstances.

•	The consummation of the Offer is conditioned on, among other things, meeting the minimum tender condition (as described in more detail below).

•	The conditions to the Offer and the Merger are specific and limited.

•	The transaction is likely to be completed if a sufficient number of shares are tendered in the Offer.

•	The likelihood of there being no significant antitrust or other regulatory impediments.

•	Purchaser has obtained the debt and equity financing commitments to fund the transaction and the Company is entitled to cause the equity portion of the financing to be funded simultaneously with the receipt of the debt financing, subject to certain conditions, as described below.

•	The business reputation and capabilities of Vista and its management and the substantial financial resources of Vista and, by extension, Parent and Purchaser.

Financing-Related Terms

•	Debt/equity commitment letters:

•	Purchaser received the executed debt commitment from major commercial banks with significant experience in similar lending transactions and a strong reputation for honoring the terms of the commitment letter, which, in the reasonable judgment of the Committee, increases the likelihood of such financing being completed.

•	Each of Parent and Purchaser is required to use reasonable best efforts to cause the lenders who are party to such debt commitment letter and any other person providing financing to fund the financing at the Offer Closing, upon the satisfaction of the conditions to the financing and Purchaser’s obligation to consummate the Offer or the Merger, as applicable.

•	Affiliates of Vista have provided the Equity Commitment Letter to fund up to a maximum amount of $660 million for the equity portion of the financing (which represents approximately 63% of the total financing required for the transaction) and has provided assurances of the sources of its funds.

•	The limited number and nature of the conditions to funding set forth in the debt and equity financing commitment letters and the expectation that such conditions will be timely met and the financing will be provided in a timely manner, and the obligation of Parent and Purchaser to use reasonable best efforts to obtain the debt financing.

•	If Parent and Purchaser fail to effect the closing under certain circumstances, Parent is obligated to pay the Company a termination fee equal to $64,007,521 (the “Parent Termination Fee”).

•	Affiliates of Vista have provided the Limited Guarantee in favor of the Company that guarantees the payment of the Parent Termination Fee.

•	Specific performance:

•	The right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief in connection with enforcing Parent’s obligation to cause the equity financing to be funded, subject to the terms and conditions of the Merger Agreement as set forth in the Offer to Purchase under the heading “The Merger Agreement—Specific Performance”.

The Committee also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The Company’s current stockholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Transaction.

•	The costs involved in connection with entering into and completing the Merger and the time and effort of senior management required to complete the Merger and related disruptions or potential disruptions to the Company’s business operations, including its relationships with its employees, customers and suppliers.

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•

The market price of Common Stock, which could be affected by many factors, including (i) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of shares of Common Stock by short-term investors following the announcement of termination of the Merger Agreement.

•	The Company’s operating results, particularly in light of the costs incurred in connection with the Transaction, including the potential requirement to make a termination payment.

•	The ability to attract and retain key personnel.

•	Relationships with the Company’s employees, vendors, customers, partners and others that do business with the Company.

•	There can be no assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied.

•	The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the Merger), and (ii) the termination fee and the expense reimbursement that could become payable by the Company if the Company terminates the Merger Agreement to, among other things, accept a superior proposal.

•	The restriction on soliciting competing proposals.

•	The possibility that Purchaser will be unable to obtain the debt financing from the lenders under the debt commitment letter including as a result of the conditions in the debt commitment letter.

•	The fact that the Company is entering into a Merger Agreement with a newly formed entity and, accordingly, that the Company’s monetary remedy in connection with a breach of the Merger Agreement by Purchaser, except in the case of fraud, is limited to $64,007,521 and may not be sufficient to compensate the Company for losses suffered as a result of a breach of the Merger Agreement by Parent or Purchaser.

•	The fact that the cash consideration paid in the transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The Committee believed that, overall, the potential benefits of the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement to the Company’s stockholders outweighed the risks and uncertainties of the Merger Agreement, the Offer, the Merger and the other Transactions contemplated by the Merger Agreement and, accordingly, unanimously recommended that the Company Board approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. See Item 4(a) above for the formal resolutions approved by the Company Board.

Board of Directors

In the course of reaching its determination and recommendation, the Company Board considered, among other things, the same factors considered by the Committee in its deliberations, as described above.

After consideration, on September 28, 2013, based on the recommendation of the Committee and the conduct of its own independent review and other relevant factors, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (iii) recommended that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger

Agreement and approve the Merger; (iv) authorized and approved the Top-Up Option and the issuance of the Top-Up Option Shares; and (v) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the other Transactions, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

In considering the Merger with Purchaser, the Company Board reviewed and considered Citi’s opinion addressed to the Company Board, dated September 28, 2013, that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its opinion, the $14.50 per share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Common Stock (other than Parent, Purchaser and their respective affiliates, including Vista) was fair, from a financial point of view, to such holders. See “Opinion of the Company’s Financial Advisor” below in Item 4(b)(iv). The Company Board also consulted with representatives of DLA Piper, regarding the fiduciary duties of the members of the Company Board and the terms of the Merger Agreement.

The foregoing discussion of information and factors considered by the Committee and the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with their evaluation of the Offer and the Merger, the Committee and the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Committee and the Company Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their recommendation, the members of the Committee and the Company Board were aware of the interests of our executive officers, directors and affiliates as described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements”.

(iii) Certain Financial Projections

Historically, the Company has prepared and provided public guidance as to certain of the Company’s projected annual financial performance measures in its press release announcing its financial results for the immediately preceding quarter or fiscal year and has publicly updated that guidance from time to time. A press release containing the Company’s most recent public guidance as to financial performance for fiscal year 2013 was furnished to the SEC in a Current Report on Form 8-K on August 1, 2013.

In the normal course of its financial planning, management of the Company prepared projections of the Company’s financial performance for each of fiscal years 2014, 2015 and 2016, as well as certain adjustments to fiscal year 2013, as specified in the table below (we refer to these projections as the “Financial Projections”). The Financial Projections were provided to the Committee on September 22, 2013, and reviewed and discussed at a meeting of the Committee on September 22, 2013 in connection with its consideration of strategic alternatives. The Financial Projections were also provided to the Company Board on September 26, 2013 for review and discussion at the meeting of the Company Board on September 27, 2013. In addition, certain financial forecasts relating to the Company covering fiscal years 2017 and beyond were extrapolated at the direction of, and approved by, the management of the Company (together with the Financial Projections, we refer to these forecasts as the “Financial Information”). These extrapolations were developed by taking into account the future performance contained in the Financial Projections.

The Company provided the Financial Information to Citi and directed Citi to use the Financial Information in connection with the rendering of its fairness opinion to the Company Board and in performing its related financial analysis, as described below in “Opinion of the Company’s Financial Advisor” in Item 4(b)(iv). The Company did not provide the Financial Information to Parent or Purchaser or any other bidders in the process described in the “Background of Offer and Merger” in Item 4(b)(i) above in connection with the due diligence process.

The following is the Financial Information that was presented:

Financial Information

(In Millions)	Financial Projections				Extrapolations As Described Above
	2013	2014	2015	2016	2017	2018
Total Revenue	$457	$492	$542	$602	$657	$703
Cost of Goods Sold (COGS)	165	175	190	208	N/A	N/A
Gross Profit	$292	$317	$352	$394	N/A	N/A
Sales & Marketing	101	109	114	120	N/A	N/A
Research & Development Gross	99	92	93	95	N/A	N/A
Less: Capitalized Software	(21)	(15)	(9)	(5)	N/A	N/A
Research & Development Net	78	78	84	90	N/A	N/A
General & Administrative	58	61	64	68	N/A	N/A
Total Operating Expenses	$237	$248	$262	$279	N/A	N/A
Adjusted EBITDA	$55	$69	$89	$115	$132	$148
Other:
Stock-based Compensation	24	20	27	30	33	35
Depreciation and Amortization	61	53	54	42	36	32
Capital Expenditure	21	19	22	24	26	28
Capitalized Software	21	15	9	5	5	4
Change in Working Capital	10	11	14	17	15	13

The Financial Information was prepared for use only by the Committee and the Company Board, in connection with their long-term strategy planning and evaluation of strategic alternatives, and by Citi in connection with the rendering of its fairness opinion to the Company Board and in performing its related financial analysis, as described below in “Opinion of the Company’s Financial Advisor” in Item 4(b)(iv), and was not intended to act as public guidance regarding the Company’s future financial performance. None of management, the Committee, the Company or any of their respective advisors makes any representation to any stockholder regarding the Financial Information or as to the future performance of the Company.

The Financial Information is included solely to give the Company’s stockholders access to the financial projections that were made available to the Committee, the Company Board and Citi and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or for any other purpose. The Financial Information was not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective Financial Information, or expressed any opinion or any other form of assurance on such information or its achievability.

The Financial Information contains, among other things, estimates of future revenue and estimates of earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation, which we refer to as “Adjusted EBITDA”. Adjusted EBITDA was not prepared in accordance with GAAP and has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis by the Company’s stockholders. Some of these limitations are:

•	Adjusted EBITDA does not reflect the Company’s cash expenditures for capital equipment, internally developed software costs or certain other contractual commitments;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may need to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation to the Company’s management team or employees;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

•	other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

The Financial Information reflects numerous estimates and assumptions made by the Company’s management with respect to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which were difficult to predict and many of which were beyond the Company’s control. The Financial Information of the Company as a standalone company was not prepared in accordance with GAAP and assumed growth rates for individual years which resulted in a 9% compounded annual growth in revenue in the years 2013 through 2018. Projected future Adjusted EBITDA margin expanded to 21% in 2018, from an Adjusted EBITDA margin of 9% achieved by the Company in 2012, as a result of forecasted revenue growth, gross margin expansion and operating leverage. The Financial Information also assumes that operating expenses grow at a slower pace than revenue as the Company achieves efficiencies, largely in Research & Development but also in Cost of Goods Sold (COGS), Sales & Marketing, and General & Administrative expenses.

Achievement of the projected increase in revenue and projected improvements in Adjusted EBITDA margin are subject to significant risks, including the Company’s ability to:

•	achieve or maintain consistent profitability;

•	attract new customers;

•	deepen relationships with existing customers;

•	continue to transition existing customers to ActiveWorks;

•	effectively manage growth;

•	continue to earn the trust of organizers and participants with respect to the processing, storage and use of their confidential information and personal data in compliance with the Company’s own high standards of care and applicable governmental and other legal obligations related to privacy and data protection;

•	continue to develop a scalable, high performance technology infrastructure;

•	continue to manage and successfully integrate acquired businesses, applications and technologies;

•	successfully compete with other companies that engage in the Activity and Participant Management™ market;

•	continue to build and support online communities and applications for activity and event participants;

•	successfully introduce and deploy new features and functionality for the Company’s technology platform;

•	increase revenue from the Company’s applications, websites and online communities;

•	avoid interruptions or disruptions in the Company’s service;

•	continue to hire, integrate and retain highly skilled team members who embrace the Company’s values and culture;

•	successfully enter new markets and manage international expansion;

•	protect intellectual property, including the ActiveWorks technology platform; and

•	react to the impact of worldwide economic conditions, including the resulting effect on event organizers and participants.

The Financial Information reflected subjective judgments in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Financial Information should not be regarded as an indication that the Company, or anyone who received the projections then considered, or now considers, the projections to be material information about the Company or necessarily predictive of actual future events, and this information should not be relied upon as such. The Company views the Financial Information as non-material because of the inherent risks and uncertainties associated with such long-range projections. The Company does not intend to, and disclaims any obligation to, update, revise or correct the projections if any of them are or become inaccurate (either in the short or longer term).

The Financial Information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Financial Information does not take into account any circumstances or events occurring after the date they were prepared. Further, the Financial Information does not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the Financial Information included in this Schedule 14D-9.

Target Financial Model

Management also prepared a target financial model (the “Target Financial Model”) solely for presentation purposes to potential financial and strategic buyers to illustrate possible optimum future financial metrics. Management did not prepare the Target Financial Model to be used to project the Company’s future financial performance nor did management intend the Target Financial Model to serve as financial projections of the Company’s future performance. Rather, management prepared the Target Financial Model to demonstrate the Company’s potential optimum financial performance assuming a buyer maximized all operating efficiencies.

None of management, the Committee or the Company Board considered the Target Financial Model in evaluating strategic alternatives, as each believed that the Financial Information represented management’s best estimate of the Company’s future financial performance for purposes of long-term strategy planning and evaluation of strategic alternatives. Accordingly, the Company Board directed Citi to use the Financial Information, rather than the Target Financial Model, in connection with the rendering of its fairness opinion to the Company Board and performing its related financial analysis, as described below in “Opinion of the Company’s Financial Advisor” in Item 4(b)(iv).

The following is the Target Financial Model that was presented solely to potential buyers:

(In Millions)	Target Financial Model
	2013	2014	2015	2016
Total Revenue	$457	$510	$586	$677
Cost of Goods Sold (COGS)	165	180	197	219
Gross Profit	292	330	388	458
Sales & Marketing	101	110	123	135
Research & Development Gross	99	92	91	90
Less: Capitalized Software	(21)	(15)	(9)	(5)
Research & Development Net	78	78	82	85
General & Administrative	58	61	66	70
Total Operating Expenses	237	248	271	290
Adjusted EBITDA	55	82	118	168

None of management, the Committee, the Company or any of their respective advisors makes any representation to any stockholder regarding the Target Financial Model or as to the future performance of the Company. The Target Financial Model is included solely to give the Company’s stockholders access to the target financial model that was made available to potential buyers of the Company and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or any other purpose. The

Target Financial Model was not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective Target Financial Model, or expressed any opinion or any other form of assurance on such information or its achievability.

The Target Financial Model contains, among other things, estimates of future revenue and estimates of Adjusted EBITDA. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis by the Company stockholders. Some of these limitations are set forth above in the summary of the Financial Information.

The Target Financial Model assumed growth rates for individual years which resulted in a 14% compounded annual growth in revenue in the years 2013 through 2016. Projected future Adjusted EBITDA margin expanded to 25% in 2016, from an Adjusted EBITDA margin of 9% achieved by the Company in 2012, as a result of forecasted revenue growth, gross margin expansion and operating leverage. The Target Financial Model also assumes that operating expenses grow at a significantly slower pace than revenue as the Company achieves efficiencies, largely in Research & Development but also in COGS, Sales & Marketing, and General & Administrative expenses. Achievement of the projected increase in revenue and projected improvements in Adjusted EBITDA margin are subject to significant risks, as described above in the summary of the Financial Information.

The Target Financial Model reflected subjective judgments and assumed optimum operating efficiencies and, therefore, is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Target Financial Model should not be regarded as an indication that the Company, or anyone who received the model, then considered, or now considers, the model to be material information about the Company or necessarily predictive of actual future events, and this information should not be relied upon as such. The Company views the Target Financial Model as non-material because of the assumptions related to optimizing operating efficiencies and the inherent risks and uncertainties associated with such model. The Company does not intend to, and disclaims any obligation to, update, revise or correct the model if any of the metrics are or become inaccurate (either in the short or longer term).

The Target Financial Model should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Target Financial Model does not take into account any circumstances or events occurring after the date it was prepared. Further, the Target Financial Model does not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the Target Financial Model included in this Schedule 14D-9.

(iv) Opinion of the Company’s Financial Advisor

The Company has retained Citi as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company requested that Citi evaluate the fairness, from a financial point of view, of the $14.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock. On September 28, 2013, at a meeting of the Company Board held to evaluate the Offer and the Merger, Citi delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated September 28, 2013, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications described in its opinion, the $14.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Parent, Purchaser and their respective affiliates, including Vista) was fair, from a financial point of view, to such holders.

The full text of Citi’s written opinion, dated September 28, 2013, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex II and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Company Board (in its capacity as such) in connection with its evaluation of the per share cash consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi’s opinion did not address the underlying business decision of the Company to effect the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies or opportunities that might exist for the Company or the effect of any other transaction in which the Company might engage. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of the Common Stock in the Offer or how any stockholder should act on any matters relating to the Offer, the Merger or otherwise.

In arriving at its opinion, Citi:

•	reviewed an execution version, provided to Citi on September 28, 2013, of the Merger Agreement;

•	held discussions with certain of the Company’s senior officers, directors and other representatives and advisors concerning the business, operations and prospects of the Company;

•	examined certain publicly available business and financial information relating to the Company;

•	examined the Financial Information and other information and data relating to the Company, which were provided to or discussed with Citi by the Company’s management;

•	reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of the Common Stock; the Company’s historical and projected earnings and other operating data; and the Company’s capitalization and financial condition;

•	considered, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Offer and the Merger;

•	analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of the Company; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the Company’s management that it was not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the Financial Information and other information and data provided to or otherwise reviewed by or discussed with Citi relating to the Company which Citi was directed by the Company’s management to utilize for purposes of its financial analyses and opinion, Citi was advised by such management, and assumed, with the Company’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. In connection with Citi’s engagement and at the direction of the Company, Citi approached, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of the Company.

Citi assumed, with the Company’s consent, that the Offer and the Merger would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third-party approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, the Offer or the Merger. In addition, representatives of the

Company advised Citi, and Citi assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the execution version reviewed by Citi. Citi did not make, nor was Citi provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor did Citi make any physical inspection of the properties or assets of the Company. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the per share cash consideration or otherwise. In addition, Citi did not express any opinion as to the prices at which the Common Stock would trade at any time. Citi’s opinion was necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing and disclosed to Citi, as of the date of its opinion. It was noted that the credit, financial and stock markets have been experiencing unusual volatility, and Citi expressed no opinion or view as to any potential effects of such volatility on the Company or the Offer and the Merger. The issuance of Citi’s opinion was authorized by its fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. This summary of the analyses is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Citi believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, business or transaction reviewed is identical to the Company or the Offer and the Merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed.

The estimates contained in Citi’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Vista and the decision to enter into the Merger Agreement was solely that of the Company Board. Citi’s opinion was only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer and the Merger or the consideration payable in the Offer and the Merger.

The following is a summary of the material financial analyses presented to the Company Board in connection with Citi’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Citi’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citi’s financial analyses.

Selected Companies Analysis

Citi reviewed financial and stock market information of the Company and the selected publicly traded companies described below (collectively, the “selected companies”), which include SMB service providers, online media companies, lower growth SaaS providers and companies that represent transaction marketplaces. These companies were selected because, among other reasons, they possessed certain financial, operational or business characteristics which in Citi’s view were similar to those of the Company or otherwise relevant for purposes of comparison.

SMB Service Providers

•	j2 Global, Inc.
•	Web.com Group, Inc.
•	ReachLocal, Inc.

Online Media Companies

•	IAC/InterActiveCorp
•	AOL Inc.
•	Bankrate, Inc.
•	WebMD Health Corp.
•	ValueClick, Inc.
•	Demand Media, Inc.
•	QuinStreet, Inc.

Lower Growth SaaS Providers

•	Dealertrack Technologies, Inc.
•	Advent Software, Inc.
•	LogMeIn, Inc.
•	Constant Contact, Inc.
•	LivePerson, Inc.
•	IntraLinks Holdings, Inc.
•	Vocus, Inc.

Transaction Marketplaces

•	OpenTable, Inc.
•	Cvent, Inc.

Citi reviewed, among other information, fully diluted enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices of the selected companies on September 27, 2013 plus debt, less cash and cash equivalents and other adjustments, as a multiple of calendar year 2013 and calendar year 2014 estimated earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation (“EBITDA”). The observed low to high calendar year 2013 and calendar year 2014 estimated EBITDA multiples for the selected companies were 5.3x to 21.2x (with a median of 14.6x and a mean of 13.1x), and 5.0x to 17.5x (with a median of 11.1x and a mean of 10.8x), respectively. Based on its professional judgment and taking into consideration the observed multiples for the selected companies, Citi then applied selected ranges of calendar year 2013 and calendar year 2014 estimated EBITDA multiples of 9.5x to 13.0x and 7.0x to 11.0x, respectively, derived from the selected companies to corresponding data of the Company. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other information. Financial data of the Company were based on the Financial Information provided by the Company’s management (see “Certain Financial Projections” in Item 4(b)(iii) above). (EBITDA, as used in this description of Citi’s opinion, is computed in the same manner as the metric referred to as “Adjusted EBITDA” in the Financial Information; accordingly, for purposes of this description, the term EBITDA is used for Adjusted EBITDA where relevant.) This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range		Per Share Cash Consideration
Based on 2013E EBITDA of the Company	Based on 2014E EBITDA of the Company
$8.86 - $11.45	$8.32 - $12.04	$14.50

Selected Transactions Analysis

Citi reviewed, to the extent publicly available, financial information for selected transactions announced between January 1, 2010 and September 27, 2013 (the “selected transactions”). The selected transactions are set forth in the table below; selected transactions in bold text involved a private equity acquiror.

Announcement Date	Target	Acquiror
5/20/2013	Websense, Inc.	Vista Equity Partners
5/8/2013	Market Leader, Inc.	Trulia, Inc.
5/6/2013	BMC Software, Inc.	Bain Capital Partners, Golden Gate Capital, GIC Special Investments Pte Ltd, Insight Venture Partners
11/8/2012	KAYAK Software Corporation	priceline.com Incorporated
11/1/2012	JDA Software Group, Inc.	RedPrairie Corporation
10/22/2012	Ancestry.com Inc.	Permira Advisers
8/27/2012	Deltek, Inc.	Thoma Bravo
3/19/2012	Misys PLC	Vista Equity Partners
1/17/2012	Convio, Inc.	Blackbaud, Inc.
12/9/2011	Blue Coat Systems, Inc.	Thoma Bravo, Teachers’ Private Capital
7/1/2011	Blackboard Inc.	Providence Equity Partners
6/29/2011	Go Daddy Group, Inc.	Kohlberg Kravis Roberts, Silver Lake Partners, Technology Crossover Ventures
4/4/2011	Epicor Software Corporation	Apax Partners
3/27/2011	GSI Commerce, Inc.	eBay Inc.
3/12/2011	Lawson Software, Inc.	Golden Gate Capital
11/22/2010	Novell, Inc.	The Attachmate Group, Inc.
11/2/2010	Art Technology Group, Inc.	Oracle Corporation
10/28/2010	Syniverse Technologies, Inc.	The Carlyle Group
10/25/2010	CommScope, Inc.	The Carlyle Group
9/20/2010	Internet Brands, Inc.	Hellman & Friedman
4/16/2010	Phase Forward Incorporated	Oracle Corporation
2/12/2010	SkillSoft PLC	Advent International Corporation, Berkshire Partners, Bain Capital Partners

The transactions were generally selected because they involved companies with certain financial, operational or business characteristics that, in Citi’s view, were similar to those of the Company or otherwise relevant for purposes of comparison, and, with respect to certain of the selected transactions, because they involved a private equity buyer. Citi reviewed fully diluted enterprise values of the selected transactions, calculated as the fully diluted purchase prices paid for the target companies’ equity plus debt, less cash and cash equivalents and other adjustments, as multiples, to the extent publicly available, of the last twelve months’

EBITDA (which we refer to as LTM EBITDA) and the next twelve months’ estimated EBITDA (which we refer to as NTM EBITDA). The observed low to high LTM EBITDA and NTM EBITDA multiples referenced in such analysis for the selected transactions were 4.8x to 32.2x (with a median of 12.8x and a mean of 14.4x), and 5.1x to 34.5x (with a median of 10.5x and a mean of 12.3x), respectively. The observed low to high LTM EBITDA and NTM EBITDA multiples referenced in such analysis for the selected transactions that involved a private equity buyer were 4.8x to 16.6x (with a median of 10.6x and a mean of 11.0x), and 5.1x to 15.4x (with a median of 9.5x and a mean of 9.6x), respectively. Based on its professional judgment and taking into consideration the observed multiples for the selected transactions, Citi then applied selected ranges of LTM EBITDA multiples of 9.0x to 14.0x, and NTM EBITDA multiples of 8.0x to 12.0x, to the LTM EBITDA and NTM EBITDA of the Company, respectively. Financial data of the selected transactions were based on publicly available information. Financial data of the Company were based on the Financial Information (see “Certain Financial Projections” in Item 4(b)(iii) above). This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range		Per Share Cash Consideration
Based on LTM EBITDA of the Company	Based on NTM EBITDA of the Company
$7.83 - $11.16	$8.39 - $11.66	$14.50

Discounted Cash Flow Analysis

Citi performed a discounted cash flow analysis of the Company by calculating the estimated present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate during the fourth quarter of calendar year 2013 and during calendar years ending December 31, 2014 through December 31, 2018, with the forecasted amounts for the fourth quarter of calendar year 2013 and calendar years through December 31, 2016 and the forecasted amounts for the calendar year ending December 31, 2017 and beyond based on the Financial Information, as described in “Certain Financial Projections” in Item 4(b)(iii) above. Stock-based compensation expense was treated as an expense in connection with this analysis, with such stock-based compensation expense amounts for the calendar year ending December 31, 2017 and beyond extrapolated at the direction, and with the approval and agreement, of the Company’s management, as described in “Certain Financial Projections” in Item 4(b)(iii) above. Citi then calculated implied terminal values for the Company based on terminal NTM EBITDA multiples ranging from 6.0x to 8.0x. Citi then arrived at a range of equity values per share by discounting to present value (as of September 30, 2013) the unlevered, after-tax free cash flows using discount rates ranging from 10.2% to 12.1% derived from a weighted average cost of capital calculation and by taking into account the Company’s net operating losses. Based on this analysis, Citi calculated the following implied equity value per share reference range for the Company, as compared to the per share cash consideration to be received in the Offer and the Merger:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$11.21 - $14.49	$14.50

Other Information

Citi observed certain additional factors that were not considered part of Citi’s financial analysis with respect to its opinion but were noted for informational purposes for the Company Board, including the following:

•	share price targets for the Common Stock in Wall Street research analyst reports published after the Company’s August 1, 2013 announcement that it was forming a strategic transactions committee to consider and evaluate strategic alternatives, which reports indicated low and high share price targets of $9.50 to $11.00 per share;

•	historical trading prices of the Common Stock during the 52-week period ended September 27, 2013, which reflected low and high intraday share prices of $3.83 to $12.82 per share;

•	premiums paid in the selected transactions which, utilizing a selected range of premiums one trading day prior to public announcement of the selected transactions, indicated an implied per share equity value reference range for the Common Stock of $10.39 to $11.63 per share; and

•	premiums paid in the selected transactions which, utilizing a selected range of premiums four weeks prior to public announcement of the selected transactions, indicated an implied per share equity value reference range for the Common Stock of $10.50 to $12.12 per share.

Miscellaneous

Citi and its affiliates in the past have provided, and in the future may provide, investment banking and other financial services to the Company unrelated to the Offer and the Merger, for which services Citi and its affiliates have received and expect to receive compensation, including, without limitation, having received aggregate fees of approximately $2.9 million for acting as (i) sole bookrunner for a block trade of the Common Stock in March 2012 and (ii) joint bookrunner for the initial public offering of the Common Stock in May 2011. Citi and its affiliates in the past have provided trading services, and in the future may provide investment banking, other financial or trading services to Vista and its affiliates and portfolio companies of Vista and its affiliates unrelated to the Offer and the Merger, for which services Citi and its affiliates have received, or may receive, compensation. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of the Company or portfolio companies of Vista and its affiliates for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates may maintain relationships with the Company and its affiliates, Vista and its affiliates and portfolio companies of Vista and its affiliates.

The Company selected Citi to act as its financial advisor in connection with the Offer and the Merger based on Citi’s reputation and experience. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

For a description of the terms of Citi’s engagement as the Company’s financial advisor, see the discussion under “Item 5. Person/Assets, Retained, Employed, Compensated or Used” below.

(v) Intent to Tender

To our knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors, and affiliates currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

In connection with Citi’s services as the Company’s financial advisor, the Company has agreed to pay Citi an aggregate fee currently estimated to be approximately $10 million, of which a portion was payable upon delivery of Citi’s opinion and approximately $8.3 million is payable contingent upon completion of the Offer. In addition, the Company has agreed to reimburse Citi for its expenses, including reasonable fees and expenses of counsel, and to indemnify Citi and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Citi under its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by ACTIVE or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
David Alberga	9/20/2013	115	—	Issuance of Shares to correct tax withholding error

Jon Belmonte	8/30/2013	16,750	—	Vesting of TRSUs
	8/30/2013	6,294	$9.80	Amount of Shares withheld to satisfy tax obligations
	9/30/2013	16,750	—	Vesting of TRSUs
	9/30/2013	6,294	$14.31	Amount of Shares withheld to satisfy tax obligations

Darko Dejanovic	8/29/2013	16,775	—	Vesting of PRSUs
	8/29/2013	100,532	—	Vesting of TRSUs
	8/29/2013	48,596	$10.08	Amount of Shares withheld to satisfy tax obligations
	9/24/2013	25,000	—	Vesting of TRSUs
	9/24/2013	13,045	$10.73	Amount of Shares withheld to satisfy tax obligations

Dennis Triplett (1)	9/30/2013	16,773	$14.37	Shares sold pursuant to 10b5-1 trading plan.

(1)	The prices reported for this transaction range from $14.36 to $14.38.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by ACTIVE, any subsidiary of ACTIVE or any other person. Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto), no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving ACTIVE or any subsidiary of ACTIVE, (ii) any purchase, sale or transfer of a material amount of assets by ACTIVE or any of its direct or indirect subsidiary or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of ACTIVE.

We have agreed to certain restrictions on our ability to solicit alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain exceptions to allow the Company Board to continue such actions with certain excluded parties for a limited period of time and to exercise its fiduciary duties, each as described below. Except with respect to such excluded parties, these restrictions will continue until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the Effective Time of the Merger.

As noted above, the Merger Agreement provides for limited exceptions to these restrictions for certain excluded parties until 11:59 P.M. on October 21, 2013. During this period, the Company may continue discussions and negotiations with “Excluded Parties”, who are those persons or groups of persons who made a bona fide written offer, indication of interest or proposal for an acquisition transaction prior to September 28, 2013 or with whom the Company had been actively engaged in discussions or negotiations with respect to an acquisition proposal prior to September 28, 2013 which could reasonably be expected to result in a “Superior

Proposal” (which is generally defined to refer to a bona fide written acquisition proposal that the Company Board determines in good faith (after consultation with its financial advisor) is reasonably likely to be consummated if accepted and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger in each case, taking into account at the time of determination all relevant circumstances).

In addition, prior to the Acceptance Time or the adoption of the Merger Agreement by our stockholders if required to consummate the Merger, the Company Board may, subject to certain restrictions and procedures set forth in the Merger Agreement and described in the Offer to Purchase, (i) effect a change in its recommendation if there is a “change in circumstance” and if the Company Board concludes in good faith, after consultation with outside counsel, that the failure to take such action would reasonably constitute a breach of its fiduciary duties under applicable law and (ii) terminate the Merger Agreement to enter into a Company acquisition agreement providing for a Superior Proposal if the Company receives a bona fide written acquisition proposal that the Company Board concludes in good faith, after consultation with the Company’s financial advisor, constitutes a Superior Proposal and the Company Board concludes in good faith, after consultation with outside counsel, that the failure to enter into a definitive agreement with respect to such Superior Proposal would reasonably constitute a breach of its fiduciary duties under applicable law.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between ACTIVE and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between ACTIVE and its Executive Officers, Directors and Affiliates—Director Compensation”.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of our stockholders and is incorporated herein by reference.

Top-Up Option

Immediately following the Acceptance Time, in accordance with the terms of the Merger Agreement, the Merger will be completed without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. However, if Parent and the Company determine that the Acceptance Time occurs but the Merger is not eligible to be effected pursuant to Section 251(h) of the DGCL, and if Purchaser does not acquire at least 90% of the Shares on a fully-diluted basis in the Offer (which would permit the Merger to be completed without a vote of the stockholders of the Company pursuant to Section 253 of the DGCL), then under the Merger Agreement the Company has granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only once and only upon the terms and subject to the conditions set forth in the Merger Agreement, and only for so long as the Merger Agreement has not been terminated, to purchase at a price per share equal to the Per Share Price an aggregate number of validly issued, fully paid and nonassessable Shares (the “Top-Up Option Shares”) equal to up to the number of then-available authorized and unissued Shares. Purchaser may not exercise the Top-Up Option unless immediately after such exercise and the issuance of the Shares pursuant to the Top-Up Option, Purchaser and Parent would own at least 90% of the Shares outstanding and unless Purchaser, among other things, irrevocably commits upon acquisition of the Top-Up Shares to immediately effect the Merger.

The aggregate purchase price payable for Shares being purchased by Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price. The right to exercise the Top-Up Option granted pursuant to the Merger Agreement may be exercised only once and only upon the terms and subject to the conditions set forth in the Merger Agreement.

The Top–Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short–form” merger without a vote of the stockholders of the Company pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. Upon the terms and subject to the conditions set forth in the Merger Agreement, in the event that, following consummation of the Offer and the exercise of the Top-Up Option, the adoption of the Merger Agreement by the stockholders of the Company is not required by applicable law in order to consummate the Merger, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer in accordance with applicable Delaware law without convening a meeting of the stockholders of the Company.

This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger

On September 28, 2013, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interest of, ACTIVE and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (iv) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent applicable, adopt and approve the Merger Agreement and the Merger; (v) authorized and approved the Top-Up Option and the issuance of the Shares subject to the Top-Up Option; and (vi) authorized and approved the execution, delivery and effectiveness of the Merger Agreement and the Transactions including the Offer and the Merger for purposes of Section 203 of the DGCL.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the collective ownership by Parent, Purchaser and any other subsidiary of Parent of one share more than 50% of the sum of all Shares then outstanding and all Shares that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

If prior to the Acceptance Time, Parent and the Company mutually determine, in good faith, after consulting with their respective outside legal counsel, that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL and if Parent, Purchaser and any other subsidiary of Parent has collectively acquired at least one share more than 90% of the Shares then outstanding (excluding from the calculation of the number of Shares Purchaser and Parent then owns, but not from the calculation of then-outstanding Shares, the Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) immediately after the Acceptance Time, whether as a result of the exercise of the Top-Up Option or otherwise, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

If Parent, Purchaser and any other subsidiary of Parent collectively acquire less than 90% of the issued and outstanding shares of Common Stock following completion of the Offer and the exercise of the Top-Up Option, the affirmative vote of the holders of a majority of the outstanding Shares will be required under Delaware to effect the Merger. In that case, ACTIVE would file a preliminary proxy statement for a special meeting of stockholders to approve the adoption of the Merger Agreement. The Company will not solicit votes for the special meeting, if ever, until the Offer has terminated.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203, our Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and October 28, 2013, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effectiveness date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effectiveness date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

If Section 251(h) of the DGCL is not available to consummate the Merger, and the Merger is consummated pursuant to Section 253 of the DGCL, Parent will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights under a merger effected pursuant to Section 253 of the DGCL, within 10 days of the closing of the Merger. In this case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all stockholders will have the time period specified in such separate notice (which will be 20 days after the mailing of such separate notice) to exercise their appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to The Active Network, Inc., 10182 Telesis Court, San Diego, California 92121, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with

Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor ACTIVE anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware

Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the

HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on October 4, 2013, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on October 21, 2013, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten (10) calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and ACTIVE’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of ACTIVE or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements with respect to the Transactions, including the Offer and the Merger, including the benefits expected from the acquisition and the expected timing of the completion of the Transactions. When used in this report, the words “can,” “will,” “believes,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks, including uncertainties regarding the timing of the closing of the Transactions, uncertainties as to the number of ACTIVE stockholders who may tender their stock in the Offer, the possibility that various closing conditions for the Transactions may not be satisfied or waived, and general economic and business conditions. ACTIVE does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the Transactions, the risk that Vista is unable to obtain adequate financing, the risk that the Transactions will not close or that closing will be delayed, the risk that ACTIVE’s business will suffer due to uncertainty related to the Transactions, the competitive environment in ACTIVE’s industry and competitive responses to the Transactions. Further information on factors that could affect ACTIVE’s financial results is provided in documents filed by ACTIVE with the SEC, including ACTIVE’s most recent filings on Form 10-Q and Form 10-K. These materials, the Schedule TO, the Schedule 14D-9 and all other Transaction documents filed with the SEC will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may obtain free copies of these documents, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting the investor relations department of ACTIVE at 10182 Telesis Court, San Diego, California 92121, by telephone at (858) 964-3834 or by email at PR@activenetwork.com.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 8, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Athlacation Merger Sub, Inc. and Athlaction Holdings, LLC, filed with the Securities and Exchange Commission on October 8, 2013 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal for Shares (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press release issued by The Active Network, Inc., dated September 30, 2013 (incorporated by reference to Exhibit 99.1 to The Active Network, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2013).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 8, 2013 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners III, L.P. and Vista Equity Partners IV, L.P. on October 8, 2013 (incorporated by reference to Exhibit (a)(8) to the Schedule TO).

(a)(1)(I)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)(A)	Letter to stockholders dated October 8, 2013, from Jon Belmonte, Interim Chief Executive Officer of the Company.

(a)(5)(A)	Letter to Employees from Jon Belmonte, Interim Chief Executive Officer of the Company (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013).

(a)(5)(B)	Employee Frequently Asked Questions (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013).

(a)(5)(C)	Outline for Employee Communications with Customers/External Partners (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013).

(a)(5)(D)	Form Letter to Customers (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013).

(a)(5)(E)	Opinion of Citigroup Global Markets Inc. to the Board of Directors of The Active Network, Inc. dated September 28, 2013 (incorporated by reference to Annex II attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated September 28, 2013, by and among The Active Network, Inc., Athlaction Holdings, LLC, and Athlacation Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to The Active Network, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2013).

(e)(2)	Nondisclosure and Standstill Agreement, dated August 6, 2013, between The Active Network, Inc. and Vista Equity Partners III, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	2002 Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.9 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 20, 2011).

Exhibit No.	Description

(e)(4)	Form of Stock Option Agreement under 2002 Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.10 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 10, 2011).

(e)(5)	Addendum to Stock Option Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.27 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(6)	Form of Stock Purchase Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.28 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(7)	Addendum to Stock Purchase Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.29 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(8)	Form of Stock Issuance Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.30 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(9)	Addendum to Stock Issuance Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.31 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(10)	2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.16 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(11)	Form of Stock Option Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.17 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(12)	Form of Restricted Stock Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.18 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(13)	Form of Restricted Stock Unit Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.19 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(14)	2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.20 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the Securities and Exchange Commission on August 12, 2011).

(e)(15)	Form of Performance Based Restricted Stock Unit Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.31 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011).

(e)(16)	Form of Performance Based Exercisability Option Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.39 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 30, 2012).

(e)(17)	Form of The Executive Nonqualified “Excess” Plan Adoption Agreement, by The Active Network, Inc. (incorporated by reference to Exhibit 10.41 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2012).

Exhibit No.	Description

(e)(18)	Form of The Executive Nonqualified Excess Plan Document (incorporated by reference to Exhibit 10.42 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2012).

(e)(19)	Form of Performance Based Restricted Stock Unit Notice under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 2, 2012).

(e)(20)	Form of Performance Based Exercisability Option Notice under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.46 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 2, 2012).

(e)(21)	Form of Market Stock Units Agreement and Related Notice of Grant of Market Stock Units under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.49 to The Active Network, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on February 27, 2013).

(e)(22)	Form of Market Stock Units Agreement and Related Notice of Grant of Market Stock Units under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.49 to The Active Network, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2013).

(e)(23)	Form of Indemnification Agreement for Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2013).

(e)(24)	Retention Agreement, dated March 8, 2010, by and between The Active Network, Inc. and Scott Mendel (incorporated by reference to Exhibit 10.24A to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 11, 2011).

(e)(25)	Employment Offer Letter, dated January 5, 2010, by and between The Active Network, Inc. and Scott Mendel (incorporated by reference to Exhibit 10.39 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(26)	Employment Offer Letter, dated May 4, 2011, by and between The Active Network, Inc. and Darko Dejanovic, as amended (incorporated by reference to Exhibit 10.36 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 20, 2012).

(e)(27)	Retention Agreement, dated April 29, 2011, by and between The Active Network, Inc. and Darko Dejanovic (incorporated by reference to Exhibit 10.37 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 20, 2012).

(e)(28)	Amendment No. 2 to the Retention Agreement, dated December 20, 2012, by and between The Active Network, Inc. and Darko Dejanovic (incorporated by reference to Exhibit 10.48 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 24, 2012).

(e)(29)	Amended and Restated Change in Control Agreement, dated July 30, 2012, by and between The Active Network, Inc. and Dennis Triplett (incorporated by reference to Exhibit 10.2 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2013).

(e)(30)	Executive Employment Agreement, dated April 30, 2013, by and between The Active Network, Inc. and Jon Belmonte (incorporated by reference to Exhibit 10.50 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 1, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ACTIVE NETWORK, INC.

By:	/s/ Jon Belmonte
Name:	Jon Belmonte
Title:	Interim Chief Executive Officer

Dated: October 8, 2013

Annex I—Information Statement

Annex II—Opinion of Citigroup Global Markets Inc.

Annex III—Section 262 of the Delaware General Corporation Law

ANNEX I

THE ACTIVE NETWORK, INC.

10182 TELESIS COURT

SAN DIEGO, CALIFORNIA 92121

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

The Active Network, Inc. (“ACTIVE,” the “Company,” “we” or “our”) is mailing this Information Statement on or about October 8, 2013 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). The Schedule 14D-9 relates to our position with respect to the tender offer by Athlaction Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), affiliates of Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. for all of our issued and outstanding shares of common stock. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our Board of Directors. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2013, by and among ACTIVE, Parent and Purchaser (the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on October 8, 2013 to purchase all of our issued and outstanding shares at a price of $14.50 per share, net to the holder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 8 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013), subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders and are filed as exhibits to the Schedule 14D-9 filed by ACTIVE with the Securities and Exchange Commission (the “SEC”) on October 8, 2013.

The Merger Agreement provides that, upon acceptance for payment of shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on our Board of Directors, such number of directors as will give Parent representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, that is the product of (i) the total number of directors on our Board of Directors (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) a fraction, the numerator of which is the number of shares owned by Purchaser and Parent (giving effect to Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding shares. Subject to applicable law, we have agreed to take, upon Parent’s request, all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to our Board of Directors, including (at the election of Parent) obtaining resignations of incumbent directors and, subject to our certificate of incorporation and bylaws, increasing the size of our Board of Directors. As a result, Parent will have the ability to designate a majority of our Board of Directors following the consummation of the Offer. In addition, subject to applicable law, the Company will use reasonable best efforts to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) of each committee of the Board of Directors as the percentage represented by such individuals on the Board of Directors as a whole.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to our Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Purchaser’s designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

Parent has determined that Parent’s designees to the Board of Directors of ACTIVE will be Brian Sheth, Martin Taylor, James Ford and Monti Saroya (the “Potential Designees”). Parent has informed ACTIVE that each of the Potential Designees has consented to act as a director of ACTIVE, if so designated. The following is a brief biography of each of the Potential Designees as of October 8, 2013.

Brian Sheth, age 37, co-founded Vista Equity Partners (“Vista”), the indirect parent of Purchaser, with Robert Smith in 2000 and is Vista’s President. He is Vice-Chairman of the investment committee and is actively involved in the execution of all of the investment activities for the portfolio. Mr. Sheth sits on the boards of Accruent, Aptean, Bullhorn, MRI Software, Relias Learning, SirsiDynix, SumTotal Systems, Taxware, Vitera, Websense and Zywave. Prior to joining Vista, Mr. Sheth worked at Bain Capital, where he focused on leveraged buyouts of technology companies. Mr. Sheth also previously worked in the Mergers and Acquisitions Groups at Goldman, Sachs & Co. and Deutsche Morgan Grenfell. In addition to his responsibilities at Vista, Mr. Sheth is also a Director at Waterfall Mobile, MarVista Entertainment, and Global Wildlife Conservation.

Martin Taylor, age 43, joined Vista in 2006 and is the President of Vista Consulting Group. He is also a member of the investment committee. He is responsible for driving the transformation and operational improvements of the firm’s portfolio companies through leveraging the Vista SOP’s and building platforms for their deployment. Mr. Taylor is also active in portfolio executive development. Mr. Taylor currently sits on or participates in the boards of all Vista portfolio companies, including Websense. Prior to joining Vista, Mr. Taylor spent over 13 years at Microsoft. His most recent role was Corporate Vice President of Windows Live and MSN. Mr. Taylor provided business leadership as well as product and marketing management for Windows Live services, MSN, and the Microsoft® Live platform. During his tenure at Microsoft, he managed corporate strategy, sales, product marketing, and various segment focused teams in North America and LATAM. Mr. Taylor served as general manager of Platform Strategy at Microsoft, responsible for Windows Server System™ business strategy and competitive strategy efforts across the company. Mr. Taylor also served as Chief of Staff and Director of Business Strategy, working directly for Microsoft CEO Steve Ballmer, whom he assisted with strategic projects and long-term planning for the corporation.

James Ford, age 37, joined Vista in 2000 and is the firm’s COO. In addition to his role on the investment committee, Mr. Ford manages the firm’s deal outreach initiatives, personnel development and leads transaction teams. Mr. Ford sits on the board of P2 Energy Solutions. He was actively involved in Vista’s investments in SER, SourceNet Solutions, SRC Software, Aspect Communications, and Ventyx. Prior to joining Vista, Mr. Ford worked in the Mergers and Acquisitions Group at Goldman, Sachs & Co., where he advised clients in a variety of industries including consumer products, chemicals, energy and power, and media. Mr. Ford received a B.A. in Economics from Amherst College.

Monti Saroya, age 33, joined Vista in 2008. He currently works with the firm’s investment in SumTotal, and sits on the board of Misys. Prior to joining Vista, Mr. Saroya worked as a senior research analyst for JMP Securities. Prior to JMP, Mr. Saroya worked at Siebel Systems in a sales capacity and also worked at Cisco Systems in various operations roles.

None of the Potential Designees (1) is currently a director of, or holds any position with, ACTIVE, or (2) to our knowledge, has a familial relationship with any directors or executive officers of ACTIVE. ACTIVE has been advised that, except to the extent disclosed herein, to the knowledge of Purchaser and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of ACTIVE and none have been involved in any transactions with ACTIVE or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent and Purchaser have informed ACTIVE that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of our common stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, on November 6, 2013 (one minute after 11:59 P.M., New York City time, on November 5, 2013). It is currently not known which, if any, of the current directors of ACTIVE would resign.

CERTAIN INFORMATION CONCERNING OUTSTANDING SECURITIES

The authorized capital stock of ACTIVE consists of 1,000,000,000 shares of common stock and 100,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on September 27, 2013 there were 63,264,368 shares of common stock outstanding, no shares of preferred stock outstanding, 6,405,681 Shares issuable upon exercise of outstanding stock option grants, 2,809,190 Shares issuable upon settlement of time based restricted stock units, 645,131 Shares issuable upon settlement of the initial and supplemental performance based restricted stock units (assuming maximum performance objectives are achieved), 1,693,550 shares issuable upon settlement of the market stock units (assuming maximum performance objectives are achieved) and 1,877,071 Shares reserved for future issuance under the The Active Network, Inc. 2011 Employee Stock Purchase Plan, of which 220,800 Shares are available for purchase during the current offering period (assuming each employee who elected to participate during the offering period participates at the maximum level currently available). As of the date of this Information Statement, Vista Equity Partners Fund III, L.P., an affiliate of Parent, owns 1,270,738 Shares.

The common stock is the only class of voting securities of ACTIVE outstanding that is entitled to vote at a meeting of stockholders of ACTIVE. Each share of our common stock entitles its record holder to one vote on all matters submitted to a vote of ACTIVE’s stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following sets forth certain information as of September 27, 2013 about our directors and our executive officers.

Name	Age	Position
David Alberga (1)	51	Director
Jon Belmonte	45	Director and Interim Chief Executive Officer
Thomas N. Clancy	56	Director
Darko Dejanovic	43	President
Bruns H. Grayson	66	Director
Stephen L. Green	62	Director
Joseph Levin	34	Director
Scott Mendel	46	Chief Financial Officer
Dennis Triplett	41	SVP, Operations
Matthew Landa	48	Former Chief Executive Officer
Kourosh Vossoughi (2)	45	Former Chief Legal Officer, General Counsel, SVP, Business Development and Secretary
Sheryl Roland (3)	58	Former Executive Vice President, Human Resources

(1)	In April 2013, David Alberga, our former Executive Chairman, and Matthew Landa, our former Chief Executive Officer, resigned from the Company. Mr. Alberga continues in his position as a Director of the Company as of the date of this Information Statement.

(2)	In July 2013, Kourosh Vossoughi, our former Chief Legal Officer, General Counsel, SVP, Business Development and Secretary resigned from the Company.

(3)	In November 2012, Sheryl Roland, our former Executive Vice President, Human Resources resigned from the Company.

Our Board of Directors currently consists of six directors and one vacancy. The terms of Messrs. Grayson and Levin expire at our 2015 annual meeting. The terms of Messrs. Green and Belmonte expires at our 2016 annual meeting of stockholders. The terms of Messrs. Alberga and Clancy expire at our 2014 annual meeting of stockholders.

The following is a brief biography of each of our directors and executive officers as of September 27, 2013.

David Alberga (age 51) served as our Executive Chairman from September 2012 through April 2013, as Chairman of the Board from February 2011 through April 2013 and has served as a member of our Board of Directors since December 1999. From December 1999 to September 2012, Mr. Alberga served as our Chief Executive Officer, and from December 1999 to February 2002, Mr. Alberga also served as our President. From January 1996 to November 1999, Mr. Alberga served in various positions at TicketMaster Online-CitySearch, a portal and transaction company. Mr. Alberga initially served as general manager of established markets for CitySearch City Guides, a leading integrated local search, directory and media company, and was promoted to executive vice president and subsequently to chief operating officer of the company’s City Guides business. Mr. Alberga has also held positions with Linear Technology, an analog semiconductor manufacturer, The Boston Consulting Group, a global management consulting company, and Procter & Gamble, a global consumer products company. Mr. Alberga earned a B.S. from the United States Military Academy at West Point and both an M.B.A. and an M.A. from Stanford University. We believe Mr. Alberga is qualified to serve on our Board of Directors based on his executive experience at The Active Network, Inc., where he has led the development and growth of the company for over 13 years.

Jon Belmonte (age 45) has served as our Interim Chief Executive Officer since April 2013. Prior to that time, Mr. Belmonte was a Principal of Cedar Ridge Ventures, a private investment firm, where he served since January 2012. Mr. Belmonte previously served as the Company’s Chief Media Officer from February 2011 until December 2011 and as the Company’s Chief Operating Officer from April 2000 to February 2011. From April 1999 until April 2000, Mr. Belmonte was a co-founder and vice president of strategy and business development of LeagueLink, a web-based service for administering recreational sports leagues. The Company acquired LeagueLink in April 2000. Prior to joining LeagueLink, Mr. Belmonte worked as a strategy consultant for Boston Consulting Group, a global management consulting company. Mr. Belmonte serves on the board of directors of two private companies. Mr. Belmonte earned a B.S.E. from University of Pennsylvania’s Wharton School of Business and an M.B.A. from Northwestern University, Kellogg School of Management. We believe Mr. Belmonte is qualified to serve on our Board of Directors based on his prior executive experience at the Company, where he led the development and growth of the Company for over ten years.

Thomas N. Clancy (age 56) has served on our Board of Directors since November 2002. Mr. Clancy has been a managing member at TAO Venture Capital Partners, a venture capital fund focused on early stage investments, since October 2005. From January 1998 to September 2005, Mr. Clancy served as managing director of Enterprise Partners Venture Capital, leading its Internet, consumer and software investment practices. Prior to joining Enterprise Partners Venture Capital, Mr. Clancy was a partner at TRC, Inc., a software consulting company, the chief executive officer of Expersoft, a developer of Internet Infrastructure software, and Vice President of Technology Development for Transaction Technology, Inc., a subsidiary of Citicorp. Mr. Clancy serves on the board of a number of private companies, is a board member and past president of the San Diego Venture Group and previously served as a director of Stamps.com (STMP). Mr. Clancy earned a B.S. from Rensselaer Polytechnic Institute. We believe Mr. Clancy is qualified to serve on our Board of Directors due to his more than 30 years of experience as an executive and an investor in software and services companies.

Darko Dejanovic (age 43) has been our President since September 2012. From August 2011 to September 2012, Mr. Dejanovic served as our Chief Technology, Product and Innovation Officer. Prior to joining us, Mr. Dejanovic served for four years as the EVP, global CIO and head of product at Monster Worldwide, where he was responsible for global IT strategy, operations and development, product innovation and design, as well as consumer advertising businesses. Previously he held CTO roles for more than a decade at the Tribune Company and its subsidiary, Tribune Publishing Company. Earlier in his career, Mr. Dejanovic held various senior technology roles in the U.S. and Europe. He holds an MBA from Northwestern University and a B.S. in Computer Science from Florida Metropolitan University.

Bruns H. Grayson (age 66) has served on our Board of Directors since May 2009. Mr. Grayson is a managing partner at ABS Ventures, a venture capital firm, where he has managed all of the firm’s venture capital partnerships since 1983. Mr. Grayson began his career as a venture capitalist in 1981 at Adler & Co., a venture capital firm. Prior to that time, he was an associate at McKinsey and Co., a management consulting firm. Mr. Grayson earned a B.A. from Harvard University, an M.A. from Oxford University, and a J.D. from The University of Virginia Law School. We believe Mr. Grayson is qualified to serve on our Board of Directors due to his 30 years of experience, his many investments in early stage high technology businesses and his experience as a director in many private and public companies.

Stephen L. Green (age 62) has served on our Board of Directors since November 2001 and is the Chairman of our Audit Committee. From November 1991 through his retirement in December 2012, Mr. Green served as a partner with Canaan Partners, a venture capital firm, where he invested in technology companies. From October 1985 until November 1991, Mr. Green served as managing director of General Electric Capital’s Corporate Finance Group. Mr. Green serves on the Board of Directors and Audit and Compensation Committees of WhiteWave Foods Company (NYSE: WWAV), a supplier of branded plant-based foods and beverages. Mr. Green also serves on the Board of Directors and Audit and Compensation Committees of Dean Foods Company, a leading food and beverage company; the Board of Directors and Audit Committee of Caris Life Sciences, a provider of diagnostic, translational development and pharmaceutical services; and the board of directors and Audit Committee of Verance Corporation, a media technology developer, all of which are privately held. Mr. Green also served as chairman of the Audit Committee at Advance PCS from 1993 to 2005. Mr. Green earned a B.A. in English from Amherst College. In addition, Mr. Green held a variety of financial roles over a 12-year period at General Electric, including a five year term as corporate auditor. We believe Mr. Green is qualified to serve on our Board of Directors due to his broad background in analyzing and financing companies involved in manufacturing, retail, radio, television, cable broadcasting and financial services during his 25-year career in private equity.

Joseph Levin (age 34) has served on our Board of Directors since February 2008. Since January 2012, Mr. Levin has served as Chief Executive Officer of IAC Search, and since November 2009, Mr. Levin has served as Chief Executive Officer of Mindspark Interactive Network, both of which are wholly-owned subsidiaries of IAC, a leading internet company. Since joining IAC in 2003, Mr. Levin held a number of strategic planning and finance positions with IAC, including Senior Vice President, Mergers & Acquisitions and Finance from January 2008 to November 2009. Prior to joining IAC, Mr. Levin worked in the technology mergers & acquisitions group at Credit Suisse First Boston (now Credit Suisse), an investment banking firm. Mr. Levin is a member of the Board of Directors and Audit Committee of Tree.com, a leading online lending exchange listed on the NASDAQ stock market. Previously, Mr. Levin served on the Board of Directors of Points International Ltd., a public company that helps loyalty programs to drive greater online membership and also served on the Board of Directors of Merchant Circle, a private company which provides social networking services for local business owners, until the sale of Merchant Circle to Reply.com in 2011. Mr. Levin earned both a B.S. in economics and a B.A.S. in engineering from the University of Pennsylvania. We believe Mr. Levin is qualified to serve on our Board of Directors due to his senior executive management, strategic planning and mergers and acquisitions and finance experience.

Scott Mendel (age 46) has been our Chief Financial Officer since March 2010. Prior to joining us, Mr. Mendel held finance positions at General Electric, a diversified technology, media and financial services company, for over 20 years, including chief financial officer from March 2003 to March 2010 for General Electric’s Healthcare IT division, a leading provider of medical technologies and services. Mr. Mendel earned a B.S. in finance from Indiana University and an M.B.A. from Northwestern University, Kellogg School of Management.

Dennis Triplett (age 41) has been our Senior Vice President of Operations since July 2008. From February 2006 to June of 2008, Mr. Triplett was vice president, operations for a division of The Nielsen Company, a global leader in measurement and information. From December 2002 until February 2006, Mr. Triplett was director of operations and information technology for Gateway, Inc., a retailer of consumer electronics. Mr. Triplett earned a B.S. in business administration from the University of Florida.

CORPORATE GOVERNANCE

Overview

During fiscal 2012, our Board had three standing Committees, comprised of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee. In addition to the three standing Committees, the Board may approve from time to time the creation of special committees to assist the Board in carrying out its duties.

We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are fundamental to the overall success of our business, serving our stockholders well and maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Code of Conduct, together with our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and charters of our Board committees, form the basis for our corporate governance framework.

Our Corporate Governance Guidelines (which includes our categorical standards of director independence), our Code of Conduct (which includes our policies on ethics and compliance), our Board Committee charters and other corporate governance information can be found in the “Investor Relations” section of our website accessible at www.activenetwork.com, by clicking the “Corporate Governance” link. Any stockholder also may request copies of these materials in print, without charge, by contacting our Investor Relations Department at 10182 Telesis Court, San Diego, California 92121.

Corporate Governance Guidelines

Our Corporate Governance Guidelines are designed to ensure effective corporate governance of the Company. Our Corporate Governance Guidelines cover topics including, but not limited to, director qualification criteria, director responsibilities (including those of the Presiding Director), director compensation, director orientation and continuing education, communications from stockholders to the Board, succession planning and the annual evaluations of the Board and its committees. Our Corporate Governance Guidelines are reviewed regularly by the Nominating and Corporate Governance Committee of our Board and revised when appropriate. The full text of our Corporate Governance Guidelines can be found in the “Investor Relations” section of our website accessible at www.activenetwork.com, by clicking the “Corporate Governance” link. A printed copy may also be obtained by any stockholder upon request by contacting our Investor Relations Department at 10182 Telesis Court, San Diego, California 92121.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers, and employees, including our principal executive officer and principal financial officer. This Code of Conduct is reviewed on an annual basis and modified as deemed necessary. A copy of our Code of Conduct, and any amendments to this code, or any waivers of its requirements, is located on our website at www.activenetwork.com, as permitted under SEC rules and regulations. A copy of the Code of Conduct may also be obtained free of charge, from us upon a request directed to The Active Network, Inc., 10182 Telesis Court, San Diego, California 92121, Attention: Investor Relations. We will disclose within four business days any substantive changes in or waivers of the Code of Conduct granted to our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions, by posting such information on our website as set forth above rather than by filing a Form 8-K with the SEC.

Attendance at Meetings

During fiscal 2012 our Board of Directors held 11 meetings, each director attended, in person or by telephone, at least 75% of the total number of meetings of both the Board of Directors and Board committees on which such director served during the period with the exception of Scott Schultz who did not attend at least 75% of the compensation committee meetings during 2012. On February 1, 2013, Scott Schultz, a representative of the United States Tennis Association (“USTA”), resigned from the Board and the Board appointed Edward Neppl, the Chief Financial Officer of the USTA, to serve in his place. Each of Messrs. Neppl and Landa’s service as a director ended on June 21, 2013. On June 21, 2013, Jon Belmonte was elected as a Class II director at our 2013 annual meeting of stockholders. Board members are expected to attend our annual meetings of stockholders and all of our Board members attended the 2012 and 2013 annual meeting of stockholders.

Board Composition

Our Board of Directors currently has six members and one vacancy, of which four members are independent as described under “—Director Independence” below. There are no family relationships among any of our directors and executive officers. Our Board of Directors is comprised of three classes, as follows:

•	Class I, whose members are Messrs. Grayson and Levin. The terms of the Class I directors expire at our 2015 annual meeting of stockholders;

•	Class II, whose members are Messrs. Green and Belmonte. The terms of the Class II directors expire at our 2016 annual meeting of stockholders; and

•	Class III, whose members are Messrs. Alberga and Clancy. The terms of the Class III directors expire at our 2014 annual meeting of stockholders.

At each annual meeting of stockholders, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the election of directors.

Board of Directors Leadership Structure

Our Amended and Restated Bylaws and Corporate Governance Guidelines provide the Board of Directors with the flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer. On April 30, 2013, Mr. Alberga resigned as Chairman of the Board and Mr. Landa resigned as Chief Executive Officer of the Company and Jon Belmonte was appointed as Interim Chief Executive Officer. In July 2013, the Board appointed Mr. Grayson as Chairman of the Board. The Board believes that the separation of the positions of Chairman of the Board and Chief Executive Officer strengthens the independence of our Board and allows us to have a Chairman of the Board focused on the leadership of the Board while allowing our Chief Executive Officer to focus more of his time and energy on managing our operations. The Board currently believes this structure works well to meet the leadership needs of the Board and of the Company. Mr. Belmonte, our Interim

Chief Executive Officer, has deep industry expertise and is able to devote substantial time to the Company’s operations, and Mr. Grayson, our Chairman of the Board, is able to devote more time to long term company initiatives and strategic matters, and to provide related leadership to the Board. As a result, we do not currently intend to combine these positions; however a change in this leadership structure could be made if the Board of Directors determined it was in the best long-term interests of stockholders. For example, if the two roles were to be combined again, we believe that the independence of the majority of our directors, and the three fully independent Board committees, together with our Presiding Director, would provide effective oversight of our management and the Company.

Executive Sessions

Executive sessions of independent non-employee directors are held in connection with each regularly scheduled Board meeting and at other times as necessary, and are chaired by the Presiding Director. During fiscal 2012, Stephen L. Green served as the Presiding Director of the Board and presided over the executive sessions. Bruns Grayson was appointed as the Presiding Director in February 2013. The Board’s policy is to hold executive sessions without the presence of management, including the Chief Executive Officer and other non-independent directors. The Committees of our Board also generally meet in executive session at the end of each regularly scheduled Committee meeting and at other times as necessary.

Effectiveness of our Board and Committees

The Board and each of its Committees perform an annual self-assessment to evaluate their effectiveness in fulfilling their obligations. The Nominating and Corporate Governance Committee also will conduct an individual evaluation of each director, not less frequently than once every three years, the results of which will be shared with such individual director. These evaluations cover a wide range of topics, including, among others, the fulfillment of the Board and Committee responsibilities identified in the Corporate Governance Guidelines and charters for each Committee.

Board’s Role in Risk Oversight

Risk Oversight Generally

The Board of Directors is responsible for overseeing our risk management. To assist its oversight function, the Board has delegated many risk oversight functions to the Audit Committee. Under its charter, the Audit Committee is responsible for providing advice to the Board with respect to our risk evaluation and mitigation processes, including, in particular, the processes utilized by management for identifying, evaluating, and mitigating strategic, financial, operational, regulatory, and external risks inherent in our business. The Audit Committee also oversees our internal audit function. In addition to the Audit Committee’s work in overseeing risk management, our full board regularly engages in discussions of the most significant risks that we face and how these risks are being managed, and the Board receives reports on risk management from our senior officers and outside consultants engaged to provide an enterprise-level review of the risks facing the Company.

Our senior executives provide the Board of Directors and its committees with regular updates about our strategies and objectives and the risks inherent within them at Board and Committee meetings and in regular reports. Board and Committee meetings also provide a venue for directors to discuss issues of concern with management. The Board of Directors and Committees call special meetings when necessary to address specific issues or matters that should be addressed before the next regularly scheduled meeting. In addition, our directors have access to our management at all levels to discuss any matters of interest, including those related to risk. Those members of management most knowledgeable of the issues attend Board meetings to provide additional insight into items being discussed, including risk exposures. In addition, the Company’s Chief Financial Officer reports directly to our Chief Executive Officer, providing him with visibility to our risk profile. The Board of Directors believes that the work undertaken by the Audit Committee, together with the work of the full Board, and the Chief Executive Officer, enables the Board to effectively oversee our risk management function.

Compensation Programs

The Compensation Committee, together with senior management, also reviews compensation programs and benefits plans affecting employees generally (in addition to those applicable to our executive officers), and we have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond our ability to effectively identify and manage significant risks; are compatible with effective internal controls and our risk management practices; and are supported by the oversight and administration of the Compensation Committee with regard to executive compensation programs.

Stockholder Recommendations for Director Nominees

In nominating candidates for election as a director, the Nominating and Corporate Governance Committee will consider a reasonable number of candidates recommended by a single stockholder who has held over 0.1% of ACTIVE common stock for over one year and who satisfies the notice, information and consent provisions set forth in our Amended and Restated Bylaws and Corporate Governance Guidelines. Stockholders who wish to recommend a candidate may do so by writing to the Nominating and Corporate Governance Committee in care of the Corporate Secretary, The Active Network, Inc., 10182 Telesis Court, San Diego, CA 92121. The Nominating and Corporate Governance Committee will use the same evaluation process for director nominees recommended by stockholders as it uses for other director nominees. A printed copy of our Amended and Restated Bylaws and Corporate Governance Guidelines may be obtained by any stockholder upon request to our Investor Relations Department.

Identification and Evaluation of Director Nominees

Our Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees. Our Nominating and Corporate Governance Committee regularly assesses the appropriate size and composition of the Board, the needs of the Board and the respective Board Committees, and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Nominating and Corporate Governance Committee through stockholders, management, current members of the Board, or search firms. The evaluation of these candidates may be based solely upon information provided to the Nominating and Corporate Governance Committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the Nominating and Corporate Governance Committee deems appropriate, including the use of third parties to review candidates.

While we do not have a stand-alone diversity policy, in considering whether to recommend any director nominee, including candidates recommended by stockholders, we believe that the backgrounds and qualifications of our directors, considered as a group, should provide a significant mix of experience, knowledge and abilities that will allow our Board and its Committees to fulfill their respective responsibilities. As set forth in our Corporate Governance Guidelines, these criteria generally include, among other things, an individual’s business experience and skills (including skills in core areas such as operations, management, technology, accounting and finance, strategic planning and international markets), as well as independence, judgment, knowledge of our business and industry, professional reputation, leadership, integrity and ability to represent the best interests of the Company’s stockholders. In addition, the Nominating and Corporate Governance Committee will also consider the ability to commit sufficient time and attention to the activities of the Board, as well as the absence of any potential conflicts with the Company’s interests. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective director nominees. Our Board will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Corporate Governance Committee.

We believe that our current Board includes individuals with a strong background in executive leadership and management, accounting and finance, and Company and industry knowledge. In addition, each of our directors has a strong professional reputation and has shown a dedication to his profession and community. We also believe that our directors’ diversity of backgrounds and experiences results in different perspectives, ideas, and viewpoints, which make our Board more effective in carrying out its duties. We believe that our directors hold themselves to the highest standards of integrity and that they are committed to representing the long-term interests of our stockholders.

The Nominating and Corporate Governance Committee and the Board believe that each of the director nominees for election at the annual meeting brings a strong and unique set of qualifications, attributes and skills and provides the Board as a whole with an optimal balance of experience, leadership and competencies in areas of importance to our Company.

Director Independence

The Board has established categorical standards to assist it in making its determination of director independence. As embodied in our Corporate Governance Guidelines, using standards that the Board has adopted to assist it in assessing independence and in accordance with applicable SEC rules and the listing standards of the NYSE, the Board defines an “independent director” to be a director who:

•	is not and has not been during the last three years an employee of, and whose immediate family member is not and has not been during the last three years an executive officer of, the Company (provided, however, that, in accordance with NYSE listing standards, service as an interim executive officer, by itself, does not disqualify a director from being considered independent under this test following the conclusion of that service);

•	has not received, and whose immediate family member has not received other than for service as an employee (who is not an executive officer), more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), in any 12-month period during the last three years (provided however, that, in accordance with NYSE listing standards, compensation received by a director for former service as an interim executive officer need not be considered in determining independence under this test);

•	(a) is not a current partner or employee of a firm that is our internal or external auditor; (b) does not have an immediate family member who is a current partner of our internal or external auditor; and (c) is not and was not during the last three years, and whose immediate family member is not and was not during the last three years, a partner or employee of our internal or external auditor who personally worked on our audit within that time;

•	is not and has not been during the last three years employed, and whose immediate family member is not and has not been during the last three years employed, as an executive officer of another company during a time when any of our present executive officers serve on that other company’s Compensation Committee;

•	is not, and whose immediate family member is not, serving as a paid consultant or advisor to the Company or to any of our executive officers, or a party to a personal services contract with the Company or with any of our executive officers;

•	is not a current employee of, and whose immediate family member is not a current executive officer of, a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues;

•	is not, and whose immediate family member is not, an executive officer of a non-profit or other tax-exempt organization to which we have made contributions during the past three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of the organization’s consolidated gross revenues (amounts that we contribute under matching gift programs are not included in the contributions calculated for purposes of this standard); and

•	has no other material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

The Board assesses on a regular basis, and at least annually, the independence of our directors and, based on the recommendation of the Nominating and Corporate Governance Committee, makes a determination as to which directors are independent. References to “us,” “we” or “the Company” above would include any subsidiary in a consolidated group with The Active Network, Inc. The terms “immediate family member” and “executive officer” above are expected to have the same meaning specified for such terms in the NYSE listing standards.

The Board has determined that the following directors are independent under the listing standards of the NYSE and our Corporate Governance Guidelines: Messrs. Clancy, Grayson, Green and Levin, representing four of our six directors. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our Board of Directors has established the following standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The composition and responsibilities of each committee are described below. Directors serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Membership of the Committees of the Board

	Audit	Compensation	Nominating and Corporate Governance
David Alberga	—	—	—
Thomas N. Clancy	X	Chair	X
Bruns H. Grayson (1)	X	—	Chair
Stephen L. Green	Chair	X	X
Joseph Levin (2)	—	X	—

(1)	Mr. Grayson was appointed Chairman of the Nominating and Corporate Governance Committee in February 2013.
(2)	Mr. Levin was appointed to the Compensation Committee in February 2013.

Audit Committee. Our Audit Committee oversees our corporate accounting and financial reporting process. The responsibilities of this committee include, among other things:

•	appointing our independent registered public accounting firm and determining the funding for audit and review by them of our consolidated financial statements and any permissible non-audit services;

•	evaluating and overseeing our independent registered public accounting firm’s independence and performance;

•	determining in advance whether to engage our independent registered public accounting firm and their activities with respect to our financial reporting and compliance with our disclosure policies;

•	reviewing our annual and quarterly consolidated financial statements and reporting and discussing the financial statements and reports with our independent auditors and management;

•	approving the disclosures in and filing of our periodic reports on Form 10-K and Form 10-Q to be filed with the SEC;

•	reviewing with our independent auditors and management any significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our internal controls and disclosure controls and procedures;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal controls, accounting or auditing matters;

•	establishing procedures for the confidential, anonymous submissions by employees regarding accounting, internal controls or accounting matters;

•	reviewing and, if appropriate, approving proposed related party transactions; and

•	developing, reviewing and amending our code of conduct.

Both our independent auditors and management periodically meet separately with our Audit Committee. A copy of our Audit Committee charter is available on our website www.activenetwork.com.

The current members of our Audit Committee are Messrs. Clancy, Grayson and Green. Mr. Green serves as chairman of the Audit Committee. Our Board of Directors has determined that all of the members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our Board of Directors has determined that each member of Audit Committee is an Audit Committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Our Board of Directors has determined that all of the members of our Audit Committee are independent directors as defined under the applicable rules and regulations of the SEC and the NYSE. Our Audit Committee met nine times during 2012.

Compensation Committee. Our Compensation Committee adopts and administers the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. The responsibilities of this committee include, among other things:

•	determining the compensation and other terms of employment of our executive officers and senior management, and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	recommending to our Board of Directors the type and amount of compensation to be paid or awarded to members of our Board of Directors;

•	evaluating and recommending to our Board of Directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	administering the issuance of stock options and other equity incentive arrangements under our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements; and

•	reviewing and approving the terms of employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers and senior management.

Our Compensation Committee with the input of senior management evaluates potential risks related to our compensation policies and practices for employees and has determined that we have no compensation risks that are reasonably likely to have a material adverse effect on our company. We structure our compensation to address company-wide risk. This is accomplished in part by tying compensation to corporate goals and individual performance goals. These goals can be adjusted annually to address risks identified in the annual risk assessment. We also use a mix of different compensation elements to balance short-term awards versus long-term awards to align compensation with our business strategy and stockholders’ interests. We believe the combination of base salary, performance-based cash awards and stock-based incentive awards with multi-year vesting periods is balanced and serves to motivate our employees to accomplish our business plan without creating risks that are reasonably likely to have a material adverse effect on our company. We have adopted a Compensation Committee charter, a copy of which is available on our website at www.activenetwork.com.

The current members of our Compensation Committee are Messrs. Clancy, Green and Levin. Mr. Clancy serves as the chairman of the Compensation Committee. Our Board of Directors has determined that all of the members of our Compensation Committee are independent directors under the applicable rules and regulations of the SEC and NYSE. Our Compensation Committee met 13 times during 2012.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee is responsible for, among other things, making recommendations regarding corporate governance, the composition of our Board of Directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our Board of Directors.

The responsibilities of this committee include, among other things:

•	developing and maintaining a current list of the functional needs and qualifications of members of our Board of Directors;

•	evaluating director performance on the Board of Directors and applicable committees of the Board of Directors and determining whether continued service on our Board of Directors is appropriate;

•	interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

•	evaluating stockholder nominations of candidates for election to our Board of Directors;

•	developing, reviewing and amending a set of corporate governance policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•	recommending to our Board of Directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.

A copy of our Nominating and Corporate Governance Committee charter is available on our website www.activenetwork.com.

The current members of our Nominating and Corporate Governance Committee are Messrs. Clancy, Grayson and Green. Mr. Grayson serves as the chairman of the Nominating and Corporate Governance Committee. Our Board of Directors has determined that all of the members of our Nominating and Corporate Governance Committee are independent directors under the applicable rules and regulations of the NYSE. Our Nominating and Corporate Governance Committee met five times during 2012.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or has at any time during the past year been one of our officers or employees. None of our executive officers currently serves or in the past year has served as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Communicating with the Board

Our Corporate Governance Guidelines establish procedures by which stockholders and other interested parties may communicate with the Board, any Committee of the Board, any individual director (including the Presiding Director) or the independent non-employee directors as a group. Such parties can send communications by mail to the Board in care of the Corporate Secretary, The Active Network, Inc., 10182 Telesis Court, San

Diego, California 92121. The name or title of any specific recipient or group should be noted in the communication. Communications from stockholders are distributed by the Corporate Secretary to the Board or to the Committee or director(s) to whom the communication is addressed, however the Corporate Secretary will not distribute items that are unrelated to the duties and responsibilities of the Board, such as spam, junk mail and mass mailings, business solicitations and advertisements, and communications that advocate the Company’s engaging in illegal activities or that, under community standards, contain offensive, scurrilous or abusive content.

Compensation Consultant

During the last fiscal year, the Compensation Committee selected and retained Compensia as independent executive compensation consultants. Compensia provides compensation consulting services to the Compensation Committee, reports directly to the Compensation Committee, only provides services that are requested by the Compensation Committee and works with the Company’s management only on matters for which the Compensation Committee is responsible.

Policy on Stock Hedging

All directors and executive officers are prohibited from engaging in short-term or speculative transactions involving our securities, such as publicly traded options, short sales, puts and calls, and hedging transactions.

STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

Except as otherwise set forth below, the beneficial ownership information set forth below is as of September 27, 2013, and is based upon publicly available information or information supplied or confirmed by the named individuals. Except as otherwise indicated, the address of each person named in the table below is c/o The Active Network, Inc., 10182 Telesis Court, San Diego, California 92121.

	Number of Shares and Nature of Beneficial Ownership (1)	Percent of Class (1)
Principal Stockholders:
FMR LLC (2)	8,963,297	14.2%
PRIMECAP Management Company (3)	6,174,387	9.8%
Entities affiliated with ESPN (4)	6,038,806	9.6%
Elicia Acquisition Corp. (5)	4,600,052	7.3%

Named Executive Officers and Directors:
David Alberga (6)(7)	1,985,112	3.1%
Matthew Landa (6)(8)	1,738,644	2.7%
Darko Dejanovic (9)	224,147	*
Scott Mendel (10)	430,151	*
Kory Vossoughi (11)(12)	592,672	*
Dennis Triplett (13)	177,064	*
Bruns H. Grayson (14)	2,935,234	4.6%
Stephen L. Green (15)	86,457	*
Thomas N. Clancy (16)	226,935	*
Joseph Levin (17)	62,911	*
Jon Belmonte (18)	108,975	*

All current executive officers and directors as a group (9 persons)	6,236,986	9.5%

*	Represents beneficial ownership of less than 1%.

(1)	Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 63,264,368 shares of common stock outstanding on September 27, 2013.
(2)	Based solely upon a Schedule 13G/A filed with the SEC on February 14, 2013 by FMR LLC, on behalf of itself, Fidelity Management & Research Company (a wholly-owned subsidiary of FMR LLC), Fidelity Select Software and Computer Services (one of the investment companies to which Fidelity Management & Research Company acts as investment advisor), and Pyramis Global Advisors Trust Company (an indirect wholly-owned subsidiary of FMR LLC). According to the Schedule 13G/A, of 8,963,297 shares, as of February 14, 2013, 8,901,697 shares were held by Fidelity Management & Research Company (of which, 6,056,597 shares were held by Fidelity Select Software and Computer Services), and 61,600 shares were held by Pyramis Global Advisors Trust Company. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity Management & Research Company and Pyramis Global Advisors Trust Company, each has sole power to dispose of the 8,901,697 shares owned by Fidelity Management & Research Company and the 61,600 shares owned by Pyramis Global Advisors Trust Company, respectively. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.
(3)	Information based on a Schedule 13G/A as filed with the Securities and Exchange Commission on May 3, 2013. PRIMECAP Management Company serves as an investment advisor with power to direct investments and/or sole power to vote securities owned by various individual and institutional investors. The address of PRIMECAP Management Company is 225 South Lake Ave., #400, Pasadena, CA 91101.
(4)	Includes 2,169,696 of the shares held by ESPN Digital Media, Inc. and 3,869,110 of the shares held by Starwave Corporation. Information based on a Schedule 13G/A as filed with the Securities and Exchange Commission on February 14, 2013. ESPN Digital Media, Inc. is a wholly-owned subsidiary of ESPN, Inc. Starwave Corporation is a wholly-owned subsidiary of The Walt Disney Company. ESPN, Inc. is a majority-owned subsidiary of The Walt Disney Company. The address of the entities affiliated with ESPN, Inc. is ESPN Plaza, Bristol, CT 06010.
(5)	Stock ownership is based on company records and information provided by Elicia Acquisition Corp to the company. The address of Elicia Acquisition Corp. is 555 W. 18th St., New York, New York 10011. Elicia Acquisition Corp. is a wholly owned subsidiary of IAC/InterActiveCorp. Voting and dispositive power over the shares resides with the board of directors of IAC/InterActiveCorp. The board of directors of IAC/InterActiveCorp. consists of Gregory R. Blatt, Edgar Bronfman, Jr., Barry Diller, Victor A. Kaufman, Donald R. Keough, Bryan Lourd, Arthur C. Martinez, David S. Rosenblatt, Alexander von Furstenberg, Richard F. Zannino and Michael P. Zeisser.
(6)	On April 30, 2013, Mr. Alberga and Mr. Landa resigned as officers of the Company. Both agreed to serve as directors of the Company through the end of their respective term. Mr. Landa’s term as director of the Company ended on June 21, 2013.
(7)	Includes (i) 184,599 shares of common stock held by The Alberga/Cernosia Revocable Trust dated October 26, 2004. Also includes (i) 1,578,958 options to purchase shares of common stock currently exercisable or within 60 days of September 27, 2013, of which 587,139 are held by The Alberga/Cernosia Revocable Trust dated October 26, 2004, and of which 38,751 remain unvested as of September 27, 2013 and (ii) 93,587 performance-based options which are fully vested but which will become exercisable upon a change in control of the Company.
(8)	Includes (i) 13,645 shares of common stock held by The Landa Family Trust utd May 18, 2007 and (ii) 1,219,088 options to purchase shares of common stock exercisable as of June 21, 2013, of which 912,400 are held by The Landa Family Trust utd May 18, 2007. Also includes 79,189 performance-based options which are fully vested but which will become exercisable upon a change in control of the Company.
(9)	Includes 167,807 shares of common stock directly owned by Mr. Dejanovic as of September 27, 2013 and 56,340 performance based options which are vested within 60 days of September 27, 2013 but which will become exercisable upon a change in control of the Company.
(10)	Includes 23,337 shares of common stock directly owned by Mr. Mendel as of September 27, 2013. Also includes 406,814 options to purchase shares of common stock currently exercisable or within 60 days of September 27, 2013, of which 107,086 remain unvested as of September 27, 2013, and 45,072 of which are performance based options which are vested within 60 days of September 27, 2013 but which will become exercisable upon a change in control of the Company.

(11)	Effective July 30, 2013, Mr. Vossoughi resigned as officer of the Company.
(12)	Includes 158,549 shares of common stock directly owned by Mr. Vossoughi and 434,123 fully vested options as of July 30, 2013, of which 21,666 are performance based options and become exercisable upon a change in control of the Company.
(13)	Includes 40,179 shares of common stock directly owned by Mr. Triplett as of September 27, 2013, of which 625 were issued upon exercise of unvested options and subject to a right to repurchase by us as of September 27, 2013. Also includes 136,885 options to purchase shares of common stock currently exercisable or exercisable within 60 days of September 27, 2013, of which 45,002 are unvested as September 27, 2013, and 11,250 of which are performance based options which are vested within 60 days of September 27, 2013 but which will become exercisable upon a change in control of the Company.
(14)	Includes 2,643,935 shares held by entities affiliated with ABS Ventures. The address of the entities affiliated with ABS Ventures is 950 Winter Street, Suite 2600, Waltham, MA 02451. Shares beneficially owned consist of 1,570,939 shares of common stock held by ABS Ventures IX, L.P., 72,996 shares of common stock held by ABS Ventures IT, L.P, and 1,000,000 shares of common stock held by ABS Ventures VI, L.L.C. ABS Ventures VI, L.P. is the sole member of ABS Ventures VI, L.L.C. Calvert Capital IV LLC is the general partner of ABS Ventures VI, L.P. Calvert Capital V LLC is the general partner of ABS Ventures IX, L.P. Calvert Capital VI LLC is the general partner of ABS Ventures IT, L.P. Calvert Capital Management Company is the sole member of Calvert Capital VI LLC. Bruns Grayson, the managing member of Calvert Capital IV LLC and Calvert Capital V LLC, has voting and dispositive power with respect to the shares held by ABS Ventures IX, L.P. and ABS Ventures VI L.L.C. R. William Burgess, Jr. is also a managing member of Calvert Capital V LLC and shares voting and dispositive power with respect to the securities held by ABS Ventures IX, L.P. Mr. Grayson is the President of Calvert Capital Management Company and Mr. Burgess is its Vice President and together they share voting and dispositive power with respect to the shares held by ABS Ventures IT, L.P. Also includes 158,575 shares of common stock directly owned by Mr. Grayson, 69,813 shares of common stock owned by The Bruns Grayson 2012 Family Trust and options to purchase 62,911 shares of common stock currently exercisable or exercisable within 60 days of September 27, 2013, of which 7,667 are unvested as of September 27, 2013.
(15)	Includes 23,546 shares of common stock held directly by Mr. Green as of September 27, 2013 and options to purchase 62,911 shares of common stock currently exercisable or exercisable within 60 days of September 27, 2013, of which 7,667 are unvested as of September 27, 2013.
(16)	Includes (i) 85,000 shares of common stock held directly by Mr. Clancy as of September 27, 2013, of which 3,125 were issued upon exercise of unvested options and are subject to a right of repurchase by us, and (ii) 79,024 shares held by TAO Venture Partners, LLC. Also includes options to purchase 62,911 shares of common stock currently exercisable or exercisable within 60 days of September 27, 2013, of which 7,667 are unvested as of September 27, 2013. Mr. Clancy is the managing member of TAO Venture Partners, LLC and has voting and dispositive power with respect to the shares. Mr. Clancy disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address of TAO Venture Partners, LLC is c/o Tom Clancy, 3544 John St., San Diego, CA 92106.
(17)	Includes options to purchase 62,911 shares of common stock currently exercisable or exercisable within 60 days of September 27, 2013, of which 7,667 are unvested as of September 27, 2013.
(18)	Includes (i) 21,875 shares of common stock held by The Belmonte Trust and (ii) 53,600 shares of common stock directly owned by Mr. Belmonte. Also includes 33,500 restricted stock units which vest within 60 days of September 27, 2013, including 16,750 restricted stock units which vested on September 30, 2013.

COMPENSATION DISCUSSION AND ANALYSIS FOR FISCAL YEAR 2012

Executive Summary

We are committed to building long-term stockholder value. Our executive compensation program is designed to deliver on this commitment by using a balanced performance measurement framework that is aligned with the key drivers of performance and stockholder value creation. This executive summary provides an overview of our program, including our fiscal 2012 company performance and its alignment with the compensation paid to our executives.

We believe that the pay-for-performance philosophy of our executive compensation program helped drive improvement of our financial and operational performance in fiscal 2012, despite the challenges of the continued uncertainty of the economic environment. Highlights of our 2012 performance include (all comparisons are made to fiscal year 2011):

•	Total net revenue up 24% to $418.9 million.

•	Technology revenue increased 28% and constituted 88%, or $370.5 million, of total net revenue.

•	Net registration revenue increased 21% to $275.8 million with the number of registrations up 12% and the revenue per registration up 8%.

•	Approximately 55,000 organizations utilized the Company’s technology solutions, up 7%.

•	Marketing services revenue constituted 12%, or $48.4 million, of total net revenue.

•	Adjusted EBITDA, a non-GAAP financial measure, was $38.4 million. Excluding the impact of business combination accounting rules related to deferred revenue, Adjusted EBITDA was $50.8 million. A reconciliation of Adjusted EBITDA is set forth on Exhibit A to this Information Statement.

We have designed our compensation and benefits programs and philosophy to attract, retain, motivate and engage talented, qualified and committed executive officers who share our commitment to our customers and participant communities and desire to work toward our corporate objectives and annual and long-term goals. We believe compensation incentives for our executive officers should promote the success of our company and motivate them to pursue corporate objectives, and above all should be structured so as to reward clear and easily measurable performance goals that closely align the executive officers’ incentives with the long-term interests of our stockholders. Our executive compensation programs combine short—and long-term components, cash and equity and fixed and performance based measures in the amounts and proportions that we believe are most appropriate to create incentives and reward our executive officers for achieving our objectives. Our executive compensation program also is intended to make us competitive in our industry, where there is considerable competition for talented executives.

The Compensation Committee of our Board of Directors oversees our executive compensation program. In this role, the Compensation Committee reviews on an annual basis and approves compensation decisions relating to our executives, including our named executive officers. Prior to becoming a public company in 2011, our compensation programs reflected our status as a start-up company, and our principal objective had been to preserve cash resources while attracting and retaining executive talent, largely through the grant of equity incentives consisting of stock options that vest over time. Following our initial public offering, we began to shift the orientation of our program from a heavy reliance on equity compensation as a recruitment and motivation tool to a more balanced mix of cash and equity compensation opportunities, as well as a more balanced approach to short term and long term incentives. In fiscal year 2012, we continued to favor long term incentives and specifically began utilizing time-based restricted stock units and performance based equity awards for all of our named executive officers as a means to directly align executive compensation with company performance.

Our Compensation Committee re-engaged Compensia, an independent executive compensation consulting firm, to evaluate our executive compensation programs for fiscal year 2012 relative to those of a public company peer group and to make recommendations with respect to appropriate levels and forms of compensation for named executive officers. The objective of this evaluation and the resulting compensation adjustments was to ensure that we remain competitive as a public company and that our named executive officers have meaningful incentives to remain employed with us and are aligned towards the achievement of our corporate goals. Based on these recommendations, our Compensation Committee adjusted our compensation programs in 2012, as described below.

Our Compensation Committee determines allocations of compensation between cash and equity compensation or among different forms of non-cash compensation based on its review of typical allocations within our compensation peer group. The Compensation Committee has not adopted, however, and has no current plans to adopt, any policy requiring a specific allocation between cash and equity compensation or between short-term and long-term compensation. In the course of its deliberations, the Compensation Committee reviews each component of compensation, how they relate to each other and, in particular, how they relate to and affect total compensation. The Compensation Committee’s philosophy is that a substantial portion of an executive officer’s compensation should be performance-based, whether in the form of equity or cash compensation. In that regard, during fiscal year 2012, we began granting performance based restricted stock units and performance based options to our named executive officers as a significant component of compensation because we believe that they best align individual compensation with the creation of stockholder value. We also established the 2012 Bonus Plan, pursuant to which named executive officers are eligible to receive performance-based cash bonus awards tied to our annual corporate goals. Since we did not meet the financial targets established under the 2012 Bonus Plan, we did not pay annual cash incentive awards to our named executive officers for 2012.

Our named executive officers for fiscal year 2012 were Matthew Landa, our former Chief Executive Officer; Darko Dejanovic, President; David Alberga, our former Executive Chairman; Scott Mendel, Chief Financial Officer; Kory Vossoughi, our former Chief Legal Officer; and Sheryl Roland, our former Executive Vice President, Human Resources. In July 2013, Mr. Vossoughi resigned from the Company. In April 2013, Messrs. Alberga and Landa resigned from the Company. In November 2012, Ms. Roland resigned from the company.

Consideration of Say-on-Pay Vote Results

The non-binding advisory proposal regarding compensation of the named executive officers submitted to stockholders at our 2012 annual meeting of stockholders was approved by over 99% of the votes cast. The Compensation Committee considered this favorable stockholder vote as a strong endorsement of our executive compensation program. The Compensation Committee will continue to consider the outcome of the Company’s say-on-pay votes when conducting its regular practice of evaluating the program and making future compensation decisions for the named executive officers. The non-binding advisory proposal regarding compensation of the named executive officers submitted to stockholders at our 2013 annual meeting of stockholders was not approved.

Overview of Compensation Program

The elements of our compensation program are directed toward providing our executives with both annual and long-term performance incentives, with the overall objective to motivate our executives to help us achieve our corporate goals and build value for our stockholders. The elements of our compensation program primarily include:

•	base salary;

•	performance-based cash bonus awards;

•	stock-based incentive awards, including performance-based awards; and

•	retention and change of control agreements.

We also provide our executives with long-term disability insurance, eligibility to participate in our deferred compensation plan and 401(k) plan with matching contributions, and a limited number of additional benefits that are provided to all of our employees. Each of these compensation elements is described in more detail below.

In determining the relevant amounts for each of these compensation elements to be awarded to our named executive officers, our Compensation Committee considers the following objectives:

•	A Substantial Portion of Executive Compensation Should Be Performance-Based. We believe that a substantial portion of the compensation received by each of our executives should be directly tied to, and contingent upon, the performance of our company as a whole and the executive’s individual contribution and performance. To support this objective, we established the Bonus Plan. The Bonus Plan is designed to align each named executive officer’s efforts with our key corporate goals by providing an opportunity for the executive to earn an annual cash bonus with amounts determined by considering our success in achieving our key corporate goals, which are Adjusted EBITDA and revenue targets. In 2012, we also began utilizing performance-based equity awards to directly align our Company’s stock performance and achievement of Adjusted EBITDA and revenue targets with long-term incentive compensation.

•	Stock-Based Incentive Awards Should Comprise a Substantial Portion of Executive Compensation. We believe that a substantial portion of executive compensation should be delivered in the form of stock-based incentive awards, where realizable value is tied directly to the market price of the Company’s common stock, in order to align the long-term interests of our executives with those of our stockholders and to provide a retention incentive for our executives.

•	Our Executive Compensation Should Be Competitive and Fair. In order to help us attract and retain talented executives, we believe that our compensation programs should be competitive when compared to our peers as well as perceived as fair, when considered both externally as well as internally.

Compensation Process

Our Compensation Committee is responsible for establishing our compensation philosophy and setting the compensation levels for our executives, including base salaries, target-based cash bonus awards and stock-based incentive awards. The Compensation Committee is responsible for approving the corporate goals for purposes of determining annual cash bonus awards. To assist the Compensation Committee, our Chief Executive Officer prepares a report during the first quarter of each fiscal year recommending base salaries, target annual bonus awards, stock-based incentive awards, corporate goals for the fiscal year and individual performance goals for each named executive officer. The Compensation Committee in its sole discretion may accept or adjust the compensation recommendations it is provided and reviews the recommendations in conjunction with market compensation data as described below. No executive officer is present at the time his or her compensation is being discussed or determined by the Compensation Committee.

The Compensation Committee utilizes an empirically-based approach that involves formal benchmarking as well as best practices with respect to compensation and benefits. As we continue to gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

In January 2012, the Compensation Committee reengaged Compensia, an independent compensation consulting firm, to provide executive compensation advisory services for 2012. Compensia performed the following services during 2012:

•	performed analysis with respect to the Company’s 2012 peer group;

•	advised the Compensation Committee on current compensation market trends;

•	assessed our executives’ base salaries, cash bonuses and equity compensation levels and plan structures against our peer group companies;

•	reviewed market and “best” practices with respect to executive severance/change-of-control arrangements;

•	reviewed considerations and market practices related to short-term cash incentive plans; and

•	reviewed board of director compensation market practices among public high-technology companies.

In addition, the Company has engaged Towers Watson to provide various human resources consulting services, including advice on compensation for our employees.

Determination of Executive Compensation

In setting the compensation for our named executive officers, our Compensation Committee places significant emphasis on the recommendation of our Chief Executive Officer (other than with respect to determining his own compensation), considers our overall performance during the prior fiscal year and the executive’s individual contributions during the prior fiscal year, as well as relevant market data.

Components of Executive Compensation

As indicated above, we compensate our executives through a combination of annual and long-term incentives that are designed to motivate our executives to help us achieve our key corporate goals and build value for our stockholders. During 2012, our executive compensation program consisted of the following elements:

Base Salary. Our Compensation Committee is responsible for setting our named executive’s base salaries. One of the primary objectives of our compensation program is to provide our named executives with base salaries that are competitively reasonable and appropriate in the talent market for our business needs and circumstances. The Compensation Committee evaluates and sets the base salaries for our executives on an annual basis following performance reviews, as well as upon a promotion or other changes in responsibilities.

In setting 2012 base salaries for our named executive officers, our Compensation Committee considered the executive’s position, our success in achieving our prior year corporate goals, the individual’s contribution and performance during the prior fiscal year and formal benchmarking based on an executive compensation peer group. The Compensation Committee also considered many other factors in the process of determining base salary levels for each named executive officer, including:

•	our belief that our compensation amounts should be internally fair and equitable relative to roles, responsibilities and relationships among our named executive officers;

•	prior compensation or amounts realized or realizable from equity compensation by named executive officers;

•	the evaluations and recommendations proposed by our Chief Executive Officer (other than with respect to his own compensation); and

•	criticality of each named executive officer’s skills and experience to the overall business.

Our Compensation Committee does not have a predefined framework that determines which factors may be more or less important, and the emphasis placed on specific factors may vary among the named executive officers. Ultimately, it is our Compensation Committee’s judgment of these factors, along with competitive market data, that form the basis for determining named executives’ base salaries. With the assistance of Compensia, in February 2012, our Compensation Committee conducted an analysis of base salaries using compensation data disclosed in public filings to establish reference points that we used to compare our named executive officers’ 2011 base salaries to those base salaries offered by similar peer group companies.

Our Compensation Committee selected our peer group for fiscal year 2012, taking into account Compensia’s recommendations, based on the following characteristics:

•	principal business in a related industry segment compared to our company (i.e. software as a service -SaaS);

•	broadly similar in revenue and market capitalization compared to our company and consistent with Institutional Shareholder Services (ISS) guidelines; and

•	companies that we compete directly with for key executive talent.

As a result of the peer group criteria, our Compensation Committee approved the following peer group companies for fiscal 2012:

Peer Group Companies for Base Salary in Fiscal Year 2012

Ariba, Inc. *

Concur Technologies

Constant Contact

Digital River *

Kenexa Corp. *

Medidata Solutions, Inc. *

Monster *

NetSuite

Realpage

Shutterfly

Synchronoss Technologies

Taleo

TIBCO *

Ultimate Software Group, Inc.

Vistaprint *

WebMD Health

*	New for Fiscal Year 2012

We removed several companies from our peer group, including Ancestry.com, Blue Nile, comScore, Demand Media, and Quinstreet given their primary business model was focused on an internet and not a Software as a Service (SaaS)-based model.

As a result of analyzing compensation data from our 2012 peer group, our Compensation Committee determined that 2011 base salaries for named executive officers were well below that of our peer group companies. Based upon our Compensation Committee’s analysis of this market data and the other factors enumerated above, our Compensation Committee set base salaries at approximately the 50 th percentile as compared to our peer group companies. In addition, in connection with the promotions of Mr. Landa to Chief Executive Officer and Mr. Dejanovic to President in September 2012, our Compensation Committee increased the base salaries of these named executive officers in October 2012. As a result, the annualized base salaries of our named executive officers were set at the following levels as of December 31, 2012:

Name and Title (1)	Base Salary ($)
Matthew Landa, Former Chief Executive Officer (2)	$525,000
Darko Dejanovic, President (2)	$500,000
David Alberga, Former Executive Chairman (2)	$450,000
Scott Mendel, Chief Financial Officer	$350,000
Kory Vossoughi, Former Chief Legal Officer (3)	$240,000
Sheryl Roland, Former EVP, Human Resources (4)	$236,000

(1)	On April 30, 2013, Jon Belmonte was appointed Interim Chief Executive Officer. Mr. Belmonte receives a monthly salary of $30,000 during his initial eight month term.
(2)	On September 28, 2012, Mr. Alberga transitioned from his position as Chief Executive Officer to Executive Chairman of the Company. In connection with the transition, Mr. Landa was promoted to Chief Executive Officer and Mr. Dejanovic was promoted to President. Messrs. Alberga and Landa resigned from the Company on April 30, 2013.
(3)	Mr. Vossoughi resigned as Chief Legal Officer effective July 30, 2013.
(4)	Ms. Roland resigned as EVP, Human Resources on November 30, 2012. Ms. Roland’s base salary noted above reflects her annualized salary in effect as of November 30, 2012.

Performance-Based Cash Bonus Awards.

2012 Bonus Plan. Our Compensation Committee is responsible for administrating our Bonus Plan. All named executive officers are eligible to participate in the Bonus Plan. The Bonus Plan is designed to align each executive’s efforts with our corporate goals. For fiscal year 2012, our corporate goals were based on two equally weighted goals: Adjusted EBITDA (as further detailed in our Annual Report on Form 10-K and Exhibit A to this Information Statement) and revenue.

The Bonus Plan has three thresholds of achievement for the Company’s corporate goals: base plan (27% of target), target plan (100% of target) and maximum plan (130% of target). The base plan represents the minimum threshold below which no bonuses are payable. Each threshold requires the Company to achieve both Adjusted EBITDA and revenue targets for the applicable threshold bonus to be paid for 2012. Following achievement of a threshold, bonuses are assessed independently on a linear basis and the degree to which the Company performs against these goals determines the amounts payable under the Bonus Plan. The resulting calculation of the Adjusted EBITDA component (50%) and revenue component (50%) is summed to arrive at a total target bonus amount for each named executive officer. The Committee then applies a modifier based upon individual performance as determined by the Compensation Committee.

At the time the corporate goals were set, our Compensation Committee believed that the corporate goals were challenging and aggressive. For example, at each of the thresholds, we would have had to achieve a significant year-over-year increase in our Adjusted EBITDA and revenue. Our Compensation Committee believed that the achievement of the Adjusted EBITDA and revenue goals at each of the threshold levels would require substantial efforts, excellent leadership, effective leveraging of our competencies and a clear focus on driving results throughout the year.

Our Compensation Committee is responsible for setting the actual bonus amounts to be awarded. To assist our Compensation Committee, our Chief Executive Officer provides the Compensation Committee with documentation regarding full or partial achievement of our corporate goals. For fiscal 2012, the minimum threshold under the base plan for revenue was set at $435 million and the minimum threshold for Adjusted EBITDA was set at $50 million. We failed to meet these objectives, and as a result, we did not pay out any bonuses to our named executive officers under the Bonus Plan.

We may terminate the Bonus Plan at any time, and may alter the terms and conditions under which the bonus awards are set, calculated or paid. For fiscal year 2012, our Compensation Committee set the potential amounts payable at each of the thresholds under the 2012 Bonus Plan based on each named executive officer’s role and responsibilities and their respective base salaries in effect as of May 2012. The potential amounts payable at each of the three thresholds is set forth below:

Name and Title (1)	Base Plan ($) (27% Target) (2)	Target Plan ($) (100% Target)	Maximum Plan ($) (130% Target)
Matthew Landa, Former Chief Executive Officer (3)	133,650	495,000	643,500
Darko Dejanovic, President (3)	97,200	360,000	468,000
David Alberga, Former Executive Chairman (3)	148,500	550,000	715,000
Scott Mendel, Chief Financial Officer	94,500	280,000	364,000
Kory Vossoughi, Former Chief Legal Officer (4)	35,640	132,000	171,600
Sheryl Roland, Former EVP, Human Resources (5)	35,046	129,800	168,740

(1)	On April 30, 2013, Jon Belmonte was appointed Interim Chief Executive Officer for an initial eight month term. Mr. Belmonte is entitled to a discretionary bonus to be determined by the Board at its sole discretion.
(2)	For fiscal year 2012, we failed to achieve our minimum Adjusted EBITDA and revenue targets under the base plan and no bonuses were awarded to the named executive officers
(3)	On September 28, 2012, Mr. Alberga transitioned from his position as Chief Executive Officer to Executive Chairman of the Company. In connection with the transition, Mr. Landa was promoted to Chief Executive Officer and Mr. Dejanovic was promoted to President. Messrs. Alberga and Landa resigned from the Company on April 30, 2013.
(4)	Mr. Vossoughi resigned as Chief Legal Officer effective July 30, 2013.
(5)	Ms. Roland resigned as EVP, Human Resources on November 30, 2012.

Spot Bonuses. From time to time, our Compensation Committee may grant spot bonuses to named executive officers for strong performance. In May 2012, our Compensation Committee granted cash spot bonuses to Mr. Dejanovic in the amount of $64,963 and to Mr. Mendel in the amount of $30,000 for their strong performance during the first quarter of 2012. The bonuses were also granted in part to increase their total compensation which was well below market as compared to similar executives at the Company’s peer group companies.

Stock-Based Incentive Awards. We also provide long-term stock-based incentive awards to our executive officers. During 2012, we implemented a new long-term incentive compensation program for named executive officers consisting of time-based restricted stock units, performance-based restricted stock units and performance-based option awards. We believe that a mix of time-based and performance-based awards help further our compensation objectives by encouraging retention of our executives and by providing our executives with incentives to continue to focus on our financial performance and increasing stockholder value. We expect to implement a long-term incentive compensation program with a mix of both time-based and performance-based equity incentive awards on an annual basis. This supports our succession plans by helping ensure retention of key leaders critical to growing the business and also aligns with our practice prior to fiscal 2012 of granting stock options annually to the named executive officers to provide a greater alignment between their compensation and stockholder returns. During 2012, as part of our long-term incentive compensation program, we awarded the below stock-based incentive awards to our named executive officers excluding one-time grants for retention or promotional purposes.

Name (1)	Title	RSU Grant (Total # of Shares)	Performance Option Grant (Total # of Shares)	Performance RSU
				Threshold # of Shares	Target # of Shares	Maximum # of Shares (2)
Matthew Landa (3)	Former Chief Executive Officer	49,961	165,265	37,471	49,961	149,883
Darko Dejanovic (3)	President	45,419	150,240	34,064	45,419	136,257
David Alberga (3)	Former Executive Chairman	59,045	195,313	44,284	59,045	177,135
Scott Mendel	Chief Financial Officer	36,336	120,192	27,252	36,336	109,008
Kory Vossoughi (4)	Former Chief Legal Officer	17,500	40,000	13,125	17,500	52,500
Sheryl Roland (5)	Former EVP, HR	16,250	48,829	12,188	16,250	48,750

(1)	On April 30, 2013, Jon Belmonte was appointed Interim Chief Executive Officer and was awarded 100,000 stock options and 134,000 restricted stock units in connection with his appointment.
(2)	Represents the maximum number of restricted stock units that may vest on the third year anniversary of the grant date contingent upon the Company’s achievement of corporate objectives for the three year performance period ended December 31, 2014. Any restricted stock units vesting above the target number of shares may be settled in shares of the Company’s common stock or cash at the election of the Compensation Committee based on the Company’s closing stock price on the date of vesting. Achievement of the Company’s objectives relating to revenue and Adjusted EBITDA, a non-GAAP financial measure described in the Company’s Annual Report on Form 10-K and Exhibit A to this Information Statement, will determine the actual number of restricted stock units to vest on such date.
(3)	On September 28, 2012, Mr. Alberga transitioned from his position as Chief Executive Officer to Executive Chairman of the Company. In connection with the transition, Mr. Landa was promoted to Chief Executive Officer and Mr. Dejanovic was promoted to President. Messrs. Alberga and Landa resigned from the Company on April 30, 2013.
(4)	Mr. Vossoughi resigned as Chief Legal Officer effective July 30, 2013.
(5)	Mr. Roland resigned as EVP, Human Resources on November 30, 2012.

Time-Based Restricted Stock Units. The first component in our long-term portfolio mix is time-based restricted stock units. Stock ownership and stock-based incentive awards align the interests of our named executive officers with the interests of our stockholders, as the value of this incentive rises and falls with the stock price, consistent with stockholder returns. The time-based restricted stock units vest twenty-five percent (25%) on the first year anniversary of the grant date and in equal installments on each of the three anniversaries thereafter, subject to the named executive officer’s continuous employment through each of the vesting dates. The restricted stock units promote executive retention, as unvested shares held at the time an executive’s employment is terminated are forfeited. Our Chief Executive Officer, together with our human resources staff, periodically reviews the value and frequency of grants against competitive market data as described above and may recommend changes to the Compensation Committee. Our Compensation Committee, in its judgment, sets award levels based on several factors, including what it believes to be a desirable mix of long-term compensation, its determination of an appropriate weighting of potential future contributions to the Company, retention incentives, and competitive grants based on market data of the Company’s peer companies.

Performance-Based Restricted Stock Units. The second component in our long-term portfolio mix is performance-based restricted stock units. The performance-based restricted stock units vest upon achievement of the Company’s critical financial goals as determined by the Compensation Committee. The performance-based stock restricted stock units are designed to align the interests of the Company’s executives with those of stockholders by encouraging executives to enhance the value of the Company through achievement of these goals. This is true “pay for performance”: executives are rewarded only if we achieve these goals, and they get nothing if we fail to achieve these goals. When determining the grants, the Compensation Committee considers a number of factors including the individual’s performance, management succession, competitive market data as described above, internal pay equity for comparable positions, and a desirable mix of long-term incentives. Our Chief Executive Officer, together with our human resources department, periodically tests the reasonableness of our restricted stock units grants against competitive market data and may make recommendations to the Compensation Committee. Performance-based restricted stock units for fiscal year 2012 were granted by the Compensation Committee on May 23, 2012 with a supplemental award granted on August 28, 2012. The supplemental awards were granted to reward achievement of corporate goals above and beyond target objectives and these awards only vest to the extent the Company achieves these goals.

The performance-based restricted stock units vest on May 23, 2015 contingent upon the Company’s achievement of revenue and Adjusted EBITDA performance objectives for the three year performance period ended December 31, 2014. The actual number of performance-based restricted stock units which vests will be determined based upon the extent to which the Company achieves the performance objectives beyond certain base level objectives. A portion of the performance-based restricted stock units may be settled in shares of the

Company’s common stock or cash at the Compensation Committee’s election based on the Company’s closing stock price on the date of vesting.

Performance-Based Stock Options. The third component in our long-term portfolio mix is performance-based stock options. The performance-based options vest over four years in equal monthly installments, subject to the named executive officer’s continuous employment through each of the vesting dates; provided however, the options do not become exercisable until the Company’s 15-day moving average stock price meets or exceeds (a) $20.00 within two years from the grant date, (b) $22.50 within three years from the grant date, or (c) $25.00 within four years from the grant date. In addition, each named executive officer’s vested options become immediately exercisable following a change in control of the Company.

The performance-based stock options are designed to align the interests of the Company’s executives with those of stockholders by encouraging executives to enhance the value of the Company. This is true “pay for performance” as executives are rewarded only if the market price of our stock rises to the levels noted above, and the performance-based options do not become exercisable if the Company’s stock price does not rise to these levels. When determining the grants, the Compensation Committee considers a number of factors including the individual’s performance, management succession, competitive market data as described above, internal pay equity for comparable positions, and a desirable mix of long-term incentives. Our Chief Executive Officer, together with our human resources department, periodically tests the reasonableness of our stock option grants against competitive market data and may make recommendations to the Compensation Committee. Stock options for fiscal 2012 were granted by the Compensation Committee on May 23, 2012 with an exercise price equal to the closing market price of our stock on that date. Options we grant generally vest over a four year period in equal monthly installments, and are forfeited if the employee leaves before vesting occurs, to promote executive retention.

Retention Plan. From time to time, the Compensation Committee may also grant restricted stock units that vest based on continued service through a future service date with the Company specifically to further promote retention of key employees. The awards have no value to the executive unless the executive remains employed with the Company for the full vesting period, and will be canceled if the executive terminates or retires within the vesting period. During 2012, we awarded restricted stock units for retention purposes to the named executive officers as follows:

Name	RSU Awards
Matthew Landa	16,013
Darko Dejanovic	13,964
David Alberga	17,843
Scott Mendel	12,959
Kory Vossoughi	5,080
Sheryl Roland	5,080

The Compensation Committee determined that the grants were necessary as a retention mechanism given the Company’s base salaries were well below market as compared to its peer group in 2012. The restricted stock units granted for retention purposes vested in full on March 28, 2013.

Equity Grant Practices. Our named executive officers generally receive equity awards in connection with their initial hire, following promotions and on an annual basis. Our Chief Executive Officer, together with our human resources department, recommends to our Compensation Committee the specific number of shares to be subject to each equity award granted to a named executive officer; provided however, the Chief Executive Officer does not make any recommendations with respect to his own grant awards. The recommendation is based on the assessment of company performance and the named executive officer’s performance during the prior fiscal year, the other components of the named executive officer’s compensation, the dilutive effects of equity grants, and competitive market data. With respect to individual performance of the named executive officers, our Compensation Committee gives significant deference to the recommendations of our Chief Executive Officer, as he is most familiar with the other named executive officers’ performance. Our Compensation Committee does not utilize any predefined criteria that determines which factors may be more or less important, and the emphasis placed on specific factors varies among the named executive officers. Ultimately, it is our Compensation Committee’s judgment of these factors, along with the analysis of market data, that forms the basis for determining the equity awards granted to our named executive officers. The same process is used to determine the specific number of shares to be subject to each equity award granted to our Chief Executive Officer, with the exception that the Chief Executive Officer’s performance is assessed by the Compensation Committee with input from the other independent members of our Board of Directors.

In accordance with these practices, the Compensation Committee granted 100,000 restricted stock units to Mr. Dejanovic in October 2012 in connection with his promotion to President and his corresponding increased level of responsibilities. The restricted stock units vest over four years.

Stock and option awards granted to new and current employees, including our named executive officers, are generally granted at pre-determined meeting dates of the Compensation Committee. Our Compensation Committee grants the equity awards in accordance with the dates fixed by this policy whether or not we are aware of any material non-public information (whether positive or negative) at the time of grant. The amount of realizable value related to such awards is determined by our stock price on the date the awards vest, and therefore is determined by our financial performance during the period prior to vesting. Whether our stock price moves up or down shortly after the grant date is largely irrelevant for purposes of the equity awards.

The exercise price of any option grant is determined by reference to the fair market value of such shares, which the 2011 Equity Incentive Award Plan, or 2011 Plan, defines as the closing price of our common stock on the New York Stock Exchange on the date of grant.

2011 Equity Incentive Plan. In April 2011, our stockholders adopted and approved our 2011 Equity Incentive Plan, or 2011 Plan, which became effective upon our initial public offering. Awards may be granted under our 2011 Plan to employees, including officers, directors, or consultants, of the company and our present or future affiliated entities. The 2011 Plan is administered by our Compensation Committee. Subject to the provisions of our 2011 Plan, the Compensation Committee determines, in its discretion, the persons to whom, and the times at which, awards are granted, as well as the size, terms and conditions of each award. All awards are evidenced by a written agreement between us and the holder of the award. The Compensation Committee has the authority to construe and interpret the terms of our 2011 Plan and awards granted under our 2011 Plan.

Other Benefits

In order to attract, retain and pay market levels of compensation, our executives are also eligible for the following benefits:

•	Health Insurance. We provide each of our executives and their spouses and children the same health, dental and vision insurance coverage we make available to our other eligible employees.

•	Disability Insurance. We provide each of our executives with disability insurance.

•	Retirement Benefits. We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executives and other eligible employees are eligible to participate in our 401(k) defined contribution plan. Pursuant to our 401(k) plan, we made matching contributions for each of our participating named executive officers in an amount equal to $0.25 for every $1.00 contributed up to maximum of 1% of earnings.

•

Nonqualified Deferred Compensation. On July 30, 2012, the Compensation Committee authorized the Company to adopt the Executive Nonqualified Excess Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan is a nonqualified deferred compensation plan, pursuant to which certain highly compensated employees, including the Company’s named executive officers (“Participants”), may elect to make deferrals of compensation that are not subject to the various limits imposed by the

Internal Revenue Code on qualified retirement plans. Pursuant to the Deferred Compensation Plan, Participants may elect to defer up to 80% of base salary and up to 100% of performance-based compensation. The Company may also make discretionary contributions to a Participant’s deferred compensation account, which vest in increments based on the Participant’s number of years of service and become fully vested upon the Participant’s completion of four years of service (or, if earlier, upon the Participant’s death or disability or upon a change in control event as defined in the Deferred Compensation Plan). A Participant’s deferrals and any discretionary employer contributions are credited to a deferred compensation account pending the occurrence of an applicable “Qualifying Distribution Event.” Qualifying Distribution Events may include (i) separation from service with the Company, (ii) disability, (iii) death, (iv) specified “in-service” dates designated by the Participant in his or her participation agreement, and (v) unforeseeable emergencies. The Deferred Compensation Plan is administered by the management of the Company. The Deferred Compensation Plan is an unfunded, nonqualified deferred compensation plan that is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended. We maintain this plan for purposes of providing a competitive benefit by providing our executive officers an opportunity to defer income tax payments on their cash compensation. As of December 31, 2012, none of our named executive officers have elected to participate in this plan.

•	Perquisites. We have historically limited the perquisites made available to our executive officers. This policy could change if we find it important to provide perquisites to increase our ability to attract and retain key employees. Our named executives are entitled to relocation expenses following their initial hire and other benefits that are not otherwise available to all of our employees. Mr. Dejanovic is also entitled to receive a monthly car allowance and reimbursement for travel and relocation expenses.

•	2011 Employee Stock Purchase Plan. In April 2011, our stockholders adopted and approved our 2011 Employee Stock Purchase Plan, or our 2011 ESPP, in which most employees, including named executive officers, may choose to participate. Participants may purchase up to $25,000 in our stock per calendar year at a price equal to 85% of the fair market value of the stock at either the beginning or end of each six-month purchase period, whichever is lower. The Compensation Committee believes that the 2011 ESPP provides another effective vehicle for enabling our executives and employees to increase their ownership position in the Company, thereby promoting an ownership mentality and a tighter link between the interests of employees and stockholders.

Post-Employment Compensation

Certain terms and conditions of employment for each of our named executive officers are set forth in retention or change of control agreements. We recognized that it would be necessary to develop competitive compensation packages designed to attract and retain qualified candidates at our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure, balancing both competitive and internal equity considerations.

The retention agreements and change of control agreements that we extended to our named executive officers provide for certain protections in the event of their termination of employment under specified circumstances, or following a change in control. We believe that these protections were necessary to induce these individuals to forego other opportunities or leave their current employment for a position in a new organization. We also believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value should certain strategic opportunities arise.

For a summary of the material terms and conditions of these severance and change in control arrangements, see “—Employment Arrangements” below.

Employment Arrangements

Employment Agreement with Jon Belmonte

On April 30, 2013, the Company entered into an employment agreement with Jon Belmonte, the Company’s Interim Chief Executive Officer, pursuant to which he receives a monthly salary of $30,000. Under the initial eight month term of the employment agreement, in the event Mr. Belmonte’s employment is terminated without cause (as defined in the employment agreement), Mr. Belmonte shall be entitled to receive the following: (a) a severance payment equivalent to the greater of (i) one month of base salary, or (ii) base salary through the remainder of the term of the agreement, payable in a lump sum 60 days following the termination date; (b) acceleration of his unvested options and restricted stock units issued in connection with the employment agreement, and (c) payment by Company of the premiums required to continue his group health care coverage for a period that is the greater of (i) one month, or (ii) the period through the end of the term of the agreement, provided among other things Mr. Belmonte does not become eligible for health coverage through another employer during this period. In connection with his employment agreement, the Board granted Mr. Belmonte options to purchase 100,000 shares of the Company’s common stock and issued him 134,000 restricted stock units. The options vest in full on the eight-month anniversary of the grant date and the restricted stock units vest in equal monthly installments over the eight month term beginning on the one month anniversary of the grant date. The options and restricted stock units may be accelerated upon a termination without cause as specified above. The options have an exercise price equal to the closing market price of the Company’s common stock on April 30, 2013.

Separation and Severance Agreements

On May 21, 2013, the Company and each of David Alberga and Matthew Landa (together for the purposes of this section, the “Executives”) entered into a Separation and Severance Agreement to set forth the terms and conditions of the Executives’ separation from service with the Company (for each, the “Separation Agreement”). As memorialized in the Separation Agreements, Mr. Alberga, the Company’s former Executive Chairman and Chairman of the Board, and Mr. Landa, the Company’s former Chief Executive Officer, resigned from their respective positions, effective as of April 30, 2013 (the “Separation Date”). Messrs. Alberga and Landa each have agreed to continue their service as a director of the Company through their respective remaining terms.

The Separation and Severance Agreements provide that each Executive will release the Company and certain other parties from all claims, causes of action and demands arising on or prior to May 21, 2013 (the “Effective Date”). In addition, each Executive will be entitled to the following payments in accordance with their retention agreements previously entered into with the Company:

•	A lump sum cash payment equal to twelve (12) months of Executive’s base salary payable within ten days following the Effective Date, less applicable tax withholdings.

•	If the Executive elects continuation coverage under the Company’s medical plan under COBRA, reimbursement for the Executive’s COBRA payments until the earlier of (1) his eligibility for any such coverage under another employer’s or any other medical plan or (2) the date that is twelve (12) months following the Separation Date.

•	Accelerated vesting and exercisability of each of Executive’s outstanding stock awards to be automatically accelerated on the Separation Date as to the number of stock awards that would vest over the twelve (12) month period following the Separation Date had Executive remained continuously employed by Company during such period except as otherwise specified in the applicable grant notice. With respect to Mr. Alberga, any vesting acceleration shall apply to the vesting of each stock award scheduled to vest last.

•	All of Executive’s vested stock awards shall remain exercisable by Executive for a period of twelve (12) months following the Separation Date except as otherwise specified in the applicable grant notice.

In addition, the Company agreed to provide Mr. Landa with a bonus payment equal to $192,500 and Mr. Alberga with a bonus payment equal to $150,000, such amounts being equal to a prorated portion of Executive’s respective proposed annual target bonus for 2013, with such bonus amount determined in accordance with the Retention Agreement described below assuming that all of the performance objectives for such fiscal year have been attained, less all tax withholdings. The bonus payment will be payable to Executive in lump sum within ten days following the Effective Date. The Company also agreed to issue 253,245 fully-vested restricted stock awards to Mr. Landa and 203,052 fully-vested restricted stock awards to Mr. Alberga in lieu of the Executive’s respective proposed target equity grants for 2013.

Letter Agreement with Sheryl Roland

On November 30, 2012, Sheryl Roland, our Executive Vice President, Human Resources resigned from the Company. In connection with her departure from the Company, Ms. Roland entered into a letter agreement with the Company pursuant to which the Company agreed to (i) accelerate the vesting of 16,148 of Ms. Roland’s unvested shares of the Company’s common stock which were previously acquired by Ms. Roland upon the early exercise of options granted under the Company’s 2002 Stock Option/Stock Issuance Plan, and (ii) accelerate the vesting of 5,080 of Ms. Roland’s unvested restricted stock units. In consideration for entering into the letter agreement, Ms. Roland agreed to certain non-solicitation and non-disparagement provisions and a waiver and general release.

Retention Agreements

We have entered into executive retention agreements with each of Messrs. Landa, Dejanovic, Alberga, Mendel and Vossoughi. Each of these agreements provides that if we terminate the executive’s employment without cause (as defined in each of the respective retention agreements), if the executive terminates his employment for good reason (as defined in each of the respective retention agreements) or if the executive’s employment is terminated due to death or complete disability (as defined in each of the respective retention agreements), the executive would be entitled to receive the following:

•	base salary and accrued and unused vacation benefits earned through the date of termination, less standard tax withholding;

•	subject to certain exceptions, one year of severance from the date of termination at the executive’s then base salary payable within ten days following termination of employment, plus (i) reimbursement of premiums for continued health care coverage for a one year period and (ii) an amount equal to the executive’s target annual bonus for the fiscal year assuming all performance objectives have been met and prorated based on the number of days the executive was employed with us prior to termination, payable within ten (10) days following termination of employment; and

•	except with respect to performance-based restricted stock units granted to named executive officers in 2012 (the “2012 Performance RSUs”), vesting of stock options and restricted stock units on the date of termination with respect to the number of options and restricted stock awards that would have vested over the 12-month period following the date of termination. In addition, all stock options would remain exercisable for a period of one year following termination of employment.

In addition to the foregoing, in the event of a change in control (as defined in each of the respective retention agreements), regardless of termination, all of the named executive officer’s stock options and restricted stock units (except with respect to the 2012 Performance RSUs) would become fully vested upon a change in control of the Company and all stock options would remain exercisable for a period of two years following the date of any termination of employment in connection with a change in control of the Company.

With respect to the 2012 Performance RSUs, if a named executive officer’s employment with the Company is terminated by the Company without cause, or if the named executive officer terminates employment with the Company for good reason within twelve (12) months following a change in control of the Company, such number of 2012 Performance RSUs will become fully vested upon the named executive officer’s termination of employment in accordance with the following formula:

Target amount of 2012 Performance RSUs, multiplied by the quotient of (A) Number of full months elapsed from May 23, 2012 to the date that is one year following the date of such named executive officer’s termination of employment, divided by (B) 36.

On May 21, 2013, Messrs. Alberga and Landa entered into separation agreements with the Company following their resignation from the Company on April 30, 2013, and as a result, are no longer eligible to receive the change of control benefits described above.

On July 29, 2013, Kory Vossoughi, the Company’s Chief Legal Officer and a named executive officer resigned from the Company, effective July 30, 2013 (the “Vossoughi Effective Date”). Mr. Vossoughi will be entitled to the following payments and benefits in accordance with terms of his retention agreement previously entered into with the Company, a copy of which was filed as an exhibit to Form S-1 on May 24, 2011:

•	A lump sum cash payment equal to twelve (12) months of his base salary payable within ten days following the Vossoughi Effective Date, less applicable tax withholdings.

•	If Mr. Vossoughi elects continuation coverage under the Company’s medical plan under COBRA, reimbursement for his COBRA payments until the earlier of (1) his eligibility for any such coverage under another employer’s or any other medical plan or (2) the date that is twelve (12) months following the Vossoughi Effective Date.

•	Accelerated vesting and exercisability of each his outstanding stock awards to be automatically accelerated on the Effective Date as to the number of stock awards that would vest over the twelve (12) month period following the Effective Date had Mr. Vossoughi remained continuously employed by Company during such period except as otherwise specified in the applicable grant notice.

•	All of Mr. Vossoughi’s vested stock awards shall remain exercisable for a period of twelve (12) months following the Effective Date.

Change of Control Agreement

We also entered into a change in control agreement with Sheryl Roland. The agreement provided that if Ms. Roland’s employment was terminated within the twelve (12) month period immediately following the date of a change in control (as defined in the change in control agreement) by us without cause (as defined in the change in control agreement) or by Ms. Roland for good reason (as defined in the change in control agreement), Ms. Roland would have been entitled to receive the following:

•	base salary earned through the date of termination, less standard tax withholding plus all other amounts to which Ms. Roland would have been entitled under any of our compensation plans or practices at the time such payments were due; provided, however, that any accrued but unpaid bonus would only have been paid to Ms. Roland if she was employed on the date such bonus would otherwise be paid in accordance with our standard practices;

•	subject to certain exceptions, nine months of (i) severance from the date of termination at the executive’s then base salary payable within fifteen days following termination of employment and (ii) reimbursement of premiums for continued health care coverage, unless Ms. Roland had become eligible for coverage by a health insurance plan of a subsequent employer prior to that time; and

•	except with respect to the 2012 Performance RSU’s, vesting of one hundred percent (100%) of Ms. Roland’s unvested equity awards on the date of termination. Any 2012 Performance RSU’s granted to Ms. Roland would have been treated in the same manner as the other named executive officers upon a change in control as described under “—Employment Arrangements—Retention Agreements” above.

On November 30, 2012, Ms. Roland resigned from the Company, and as a result, is no longer eligible to receive the change of control benefits described above.

Accounting and Tax Considerations

Internal Revenue Code (the “Code”) Section 162(m) limits the amount that we may deduct for compensation paid to our Chief Executive Officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past, we have granted options that we believe met those requirements. While the Compensation Committee cannot predict how the deductibility limit may impact our compensation program in future years, the Compensation Committee intends to maintain an approach to executive compensation that strongly links pay to performance. While the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the Compensation Committee intends to consider tax deductibility under Section 162(m) as a factor in compensation decisions.

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director, or other service provider receives “deferred compensation” that does not satisfy the requirements of Section 409A. Although we do not maintain traditional nonqualified deferred compensation plans, Section 409A does apply to certain change of control severance arrangements. Consequently, to assist in avoiding additional tax under Section 409A, we have designed the change of control severance arrangements described above in a manner to avoid the application of Section 409A.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth above and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

RESPECTFULLY SUBMITTED BY THE COMPENSATION COMMITTEE.

Thomas N. Clancy (Chairperson)

Stephen Green

Joseph Levin

The preceding “Compensation Committee Report” shall not be deemed to be “soliciting material” or “filed” with the Securities and Exchange Commission, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates it by reference into such filing.

EXECUTIVE COMPENSATION

2012 Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our named executive officers during the year ended December 31, 2012. The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

Name and Principal Position	Fiscal Year Ended December 31,	Salary ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)(6)	Total ($)
Matthew Landa (7)	2012	434,615	2,677,984	861,031	—	15,000	3,988,630
Former Chief Executive Officer	2011	289,567	—	2,318,428	105,000	242,106	2,955,101
	2010	246,582	—	71,136	85,000	291	403,009

Darko Dejanovic (7)(8)	2012	444,231	3,281,542	782,750	—	175,302	4,683,825
President	2011	130,769	7,812,613	—	25,580	35,595	8,003,977
	2010	—	—	—	—	—	—

David Alberga (7)	2012	462,692	3,146,471	1,017,581	—	17,500	4,644,244
Former Executive Chairman	2011	326,717	—	2,566,831	117,000	247,073	3,257,621
	2010	281,218	—	88,920	85,000	2,187	457,325

Scott Mendel	2012	333,846	1,951,462	626,200	—	47,000	2,958,508
Chief Financial Officer	2011	259,231	—	828,010	54,375	15,442	1,157,058
	2010	193,846	—	483,163	85,000	57,734	819,743

Kory Vossoughi (9)	2012	230,577	929,013	208,400	—	14,306	1,382,296
Former Chief Legal Officer	2011	190,667	—	621,468	33,313	155,643	1,001,090
	2010	177,946	—	68,600	50,000	10,865	307,411

Sheryl Roland (10)	2012	214,038	868,838	254,399	—	87,540	1,424,815
Former EVP, HR	2011	196,544	—	828,010	33,313	10,167	1,068,034
	2010	170,089	—	22,230	40,000	9,283	241,602

(1)	The amounts reported in the “Salary” column reflect amounts paid to each applicable named executive officer during the year ended December 31, 2012. See the table under “Compensation Process—Components of Executive Compensation—Base Salary” for each named executive officer’s current base salary.
(2)	The amounts reflect the aggregate grant date fair value of the restricted stock awards granted during 2012. Restricted stock units and performance-based restricted stock units are valued on the date of grant at the closing stock price of our common stock. The amounts reflect the grant date fair value of the performance-based restricted stock units assuming the maximum performance goals are met. Please see the “2012 Grants of Plan-Based Awards” for more information regarding the stock awards we granted in 2012.
(3)	The amounts reflect the grant date fair value of the options granted to the named executive officers in the year reflected, determined using the Black-Scholes option model and the Lattice option model for performance options. For information relating to the assumptions made by us in valuing the option awards made to our named executive officers in fiscal years 2011 and 2012, refer to Note 16 of our financial statements included in our 2012 Annual Report on Form 10-K. For Ms. Roland, the Compensation Committee accelerated the vesting of (i) 16,148 of Ms. Roland’s unvested shares of the Company’s common stock which were previously acquired by Ms. Roland upon the early exercise of options and (ii) 5,080 of Ms. Roland’s unvested restricted stock units, and the amount also reflects the incremental fair value of such modified option awards, computed as of the modification date in accordance with FASB ASC Topic 718, in the amount of $75,134. The fair value of such modified option awards has been included in the “All Other Compensation” column. See footnote 5.
(4)	The amounts included in the Non-Equity Incentive Plan Compensation column for 2011 represent amounts earned and payable under the Bonus Plan, which were paid in April 2012. Mr. Dejanovic’s bonus amount for 2011 was pro-rated for his four months of service with the Company during fiscal year 2011.
(5)	For the fiscal year ended December 31, 2012, all other compensation includes (i) spot bonus awards, (ii) matching contributions to our 401(k) plan, (iii) payments by us for long-term disability, (iv) the value of perquisites, consisting of the provision of an automobile allowance ($24,996) and reimbursement for travel ($57,789) and relocation expenses ($12,419) for Mr. Dejanovic, and (v) acceleration of option awards for Ms. Roland ($75,134) pursuant to her letter agreement as described above:

Name	Spot Bonus Awards ($)	401(K) Matching Contributions ($)	Long-term Disability ($)	Others ($)
Matthew Landa	—	—	15,000	—
Darko Dejanovic	64,963	—	15,000	95,339
David Alberga	—	2,500	15,000	—
Scott Mendel	30,000	2,500	14,500	—
Kory Vossoughi	—	1,927	12,000	—
Sheryl Roland	—	2,156	10,250	75,134

(6)	For the fiscal year ended December 31, 2011, “All Other Compensation” includes special deferred incentive awards made to Messrs. Landa, Alberga and Vossoughi following our initial public offering in May 2011.
(7)	On September 28, 2012, Mr. Alberga transitioned from his position as Chief Executive Officer to Executive Chairman of the Company. In connection with the transition, Mr. Landa was promoted to Chief Executive Officer and Mr. Dejanovic was promoted to President. On April 30, 2013, Messrs. Alberga and Landa resigned from the Company and Jon Belmonte was appointed Interim Chief Executive Officer.
(8)	Mr. Dejanovic commenced employment with us effective August 2011. The amount reported in the “Salary” column for Mr. Dejanovic reflects his prorated salary earned for 2011.
(9)	Mr. Vossoughi resigned as Chief Legal Officer effective July 30, 2013.
(10)	Ms. Roland resigned as EVP, Human Resources in November 2012. The amount reported in the “Salary” column for Ms. Roland reflects her prorated salary earned for 2012.

2012 Grants of Plan Based Awards

The following table sets forth information regarding grants of plan based awards to each of the named executive officers during the fiscal year ended December 31, 2012.

		Estimated Future Payouts under Non-Equity Incentive Plan Awards ($) (1)			Estimated Future Payouts under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stocks or Units		All Other Option Awards; Number of Securities Underlying Options		Exercise Price of Option Awards ($)	Grant Date Fair Value of Awards ($) (2)
Name	Grant Date	Base	Target	Maximum
Matthew Landa (9)		133,650	495,000	643,500
	3/28/2012						16,013	(3)				272,862
	5/23/2012						49,961	(4)				652,491
	5/23/2012				49,961	(5)						652,491
	5/23/2012								165,265	(6)	$13.06	861,031
	8/28/2012				99,922	(7)						1,100,141

Darko Dejanovic		97,200	360,000	468,000
	3/28/2012						3,945	(3)				67,223
	5/23/2012						45,419	(4)				593,172
	5/23/2012				45,419	(5)						593,172
	5/23/2012								150,240	(6)	$13.06	782,750
	5/23/2012						10,019	(3)				130,848
	8/28/2012				90,838	(7)						1,000,126
	10/29/2012						100,000	(8)				897,000

David Alberga (9)		148,500	550,000	715,000
	3/28/2012						17,843	(3)				304,045
	5/23/2012						59,045	(4)				771,128
	5/23/2012				59,045	(5)						771,128
	5/23/2012								195,313	(6)	$13.06	1,017,581
	8/28/2012				118,090	(7)						1,300,171

Scott Mendel		94,500	280,000	364,000
	3/28/2012						8,292	(3)				141,296
	5/23/2012						36,336	(4)				474,548
	5/23/2012				36,336	(5)						474,548
	5/23/2012								120,192	(6)	$13.06	626,200
	5/23/2012						4,667	(3)				60,951
	8/28/2012				72,672	(7)						800,119

Kory Vossoughi (9)		35,640	132,000	171,600
	3/28/2012						5,080	(3)				86,563
	5/23/2012						17,500	(4)				228,550
	5/23/2012				17,500	(5)						228,550
	5/23/2012								40,000	(6)	13.06	208,400
	8/28/2012				35,000	(7)						385,350

Sheryl Roland (9)		35,046	129,800	168,740
	3/28/2012						5,080	(3)				86,563
	5/23/2012						16,250	(4)				212,225
	5/23/2012				16,250	(5)						212,225
	5/23/2012								48,829	(6)	$13.06	254,399
	8/28/2012				32,500	(7)						357,825

(1)	Amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts that could be earned under our 2012 Bonus Plan at the time the grants of awards were made. Each column assumes the achievement of our corporate goals at the applicable threshold level. No amounts were paid to our named executive officers under our Non-Equity Incentive Plan for 2012 as the base targets were not met.
(2)	Figures reflected are based on the grant date fair value of all awards made during the year calculated using the assumptions described in Note 16 to our audited financial statements included in our 2012 Annual Report on Form 10-K.

(3)	The restricted stock units vest in full on March 28, 2013, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”.
(4)	The restricted stock units vest twenty-five percent (25%) on the first year anniversary of the grant date and in equal installments on each of the three anniversaries thereafter, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”.
(5)	Represents the target number of performance-based restricted stock units that may vest on the third year anniversary of the grant date contingent upon the Company’s achievement of corporate objectives for the three year performance period ended December 31, 2014, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”. Achievement of the Company’s objectives relating to revenue and Adjusted EBITDA, a non-GAAP financial measure, will determine the actual number of restricted stock units to vest on such date. A reconciliation of Adjusted EBITDA is set forth on Exhibit A to this Information Statement.
(6)	The options vest over four years in equal monthly installments; provided however, the options do not become exercisable until the Company’s 15-day moving average stock price meets or exceeds (a) $20.00 within two years from the grant date, (b) $22.50 within three years from the grant date, or (c) $25.00 within four years from the grant date. Exercisability and vesting of the options is subject to acceleration as described under “Potential Payments upon Termination or Change in Control”.
(7)	Represents the number of performance-based restricted stock units that may vest above the target number on May 23, 2015 contingent upon the Company’s achievement of corporate objectives for the three year performance period ended December 31, 2014, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”. Achievement of the Company’s objectives relating to revenue and Adjusted EBITDA, a non-GAAP financial measure described in the Company’s Annual Report on Form 10-K, will determine the actual number of restricted stock units to vest on such date. A reconciliation of Adjusted EBITDA is set forth on Exhibit A to this Information Statement. Performance-based restricted stock units may be settled in shares of the Company’s common stock or cash at the election of the Compensation Committee based on the Company’s closing stock price on the date of vesting.
(8)	The restricted stock units vest twenty-five (25%) on September 24, 2013 and in equal annual installments on each of the three anniversaries thereafter, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”.
(9)	Messrs. Landa and Alberga resigned from the Company on April 30, 2013. Mr. Vossoughi resigned as Chief Legal Officer effective July 30, 2013. Ms. Roland resigned from the Company on November 30, 2012.

2012 Outstanding Equity Awards at Year End

The following table sets forth information regarding outstanding equity awards held by our named executive officers at December 31, 2012.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Option Exercise Price ($/share)	Option Expiration Date	Number of shares or units of Stock that have not Vested (#)		Market Value of Shares of Units Of Stock that have not Vested ($)(20)	Equity Incentive Plan Awards: Number of unearned shares, Units or Other Rights that have not Vested (#)		Equity Incentive Plan Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)(20)
Matthew Landa (21)	30,676	(1)(2)			1.96	11/9/2016	16,013	(8)	78,624	49,961	(10)	245,309
	63,819	(1)(2)			1.96	2/27/2017	49,961	(9)	245,309	99,922	(10)(11)	490,617
	408,005	(1)(2)			1.96	9/6/2017
	65,342	(1)(2)			1.96	2/21/2018
	148,022	(1)(2)			1.96	8/22/2018
	143,392	(1)(2)			1.96	11/20/2018
	14,475	(1)(2)			1.96	1/20/2019
	23,334	(2)(3)			1.96	4/1/2019
	55,335	(4)(5)			1.96	3/5/2020
	280,000	(6)			7.88	3/15/2021
			165,265	(7)	13.06	5/23/2022

Darko Dejanovic			150,240	(7)	13.06	5/23/2022	301,595	(12)	1,480,831	67,099	(13)	329,456
							3,945	(8)	19,370	45,419	(10)	223,007
							10,019	(8)	49,193	90,838	(10)(11)	446,015
							45,419	(9)	223,007
							100,000	(14)	491,000

David Alberga (21)	289,829	(1)(15)			1.96	11/9/2016	17,843	(8)	87,609	59,045	(10)	289,911
	355,650	(1)			1.96	9/6/2017	59,045	(9)	289,911	118,090	(10)(11)	579,822
	100,000	(1)			1.96	2/21/2018
	158,966	(1)			1.96	8/22/2018
	101,026	(1)			1.96	11/20/2018
	20,920	(1)			1.96	1/20/2019
	100,000	(3)			1.96	4/1/2019
	48,980	(4)			1.96	3/5/2020
	310,000	(6)(16)			7.88	3/15/2021
			195,313	(7)	13.06	5/23/2022

Scott Mendel	148,278	(17)			1.96	3/8/2020	8,292	(8)	40,714	36,336	(10)	178,410
	113,464	(18)			4.87	11/18/2020	4,667	(8)	22,915	72,672	(10)(11)	356,820
	100,000	(6)			7.88	3/15/2021	36,336	(9)	178,410
			120,192	(7)	13.06	5/23/2022

Kory Vossoughi (21)	78,825	(1)			1.96	11/9/2016	5,080	(8)	24,943	17,500	(10)	85,925
	18,819	(1)			1.96	2/27/2017	17,500	(9)	85,925	35,000	(10)(11)	171,850
	69,201	(1)			1.96	9/6/2017
	20,030	(1)			1.96	2/21/2008
	28,712	(1)			1.96	8/22/2008
	85,201	(1)			1.96	11/20/2018
	21,982	(1)			1.96	1/20/2019
	27,709	(3)			1.96	4/1/2019
	50,000	(6)			7.88	3/15/2021
	25,000	(19)			7.88	4/14/2021
			40,000	(7)	13.06	5/23/2022

Sheryl Roland (21)	41,666	(6)			7.88	2/28/2013
			6,103	(7)	13.06	2/28/2013

(1)	Each option is fully vested as of December 31, 2012.
(2)	Options transferred to The Landa Family Trust dated May 18, 2007.
(3)	Each option grant vests in 48 equal monthly installments beginning on April 1, 2009, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”.
(4)	Each option grant vests in 48 equal monthly installments beginning on March 5, 2010, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”.
(5)	28,980 options were transferred to The Landa Family Trust dated May 18, 2007.
(6)	On March 15, 2011, the Compensation Committee approved grant of stock options subject to the approval of stockholders amending the 2002 Plan by increasing the authorized number of shares of common stock available for issuance by 1,100,000 shares of common stock. Stockholder approval to increase the authorized number of shares was received on April 13, 2011. The awards were considered granted from an accounting perspective in April 2011. Each option grant vests in 48 equal monthly installments beginning on March 15, 2011, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”.
(7)	The options vest over four years in equal monthly installments; provided however, the options do not become exercisable until the Company’s 15-day moving average stock price meets or exceeds (a) $20.00 within two years from the grant date, (b) $22.50 within three years from the grant date, or (c) $25.00 within four years from the grant date. Exercisability and vesting of the options is subject to acceleration as described under “Potential Payments upon Termination or Change in Control”.
(8)	The restricted stock units vested in full on March 28, 2013.
(9)	The restricted stock units vest twenty-five percent (25%) on May 23, 2013, and in equal installments on each of the three anniversaries thereafter, subject to acceleration as described under “Potential Payments upon Termination or Change in Control” below.
(10)	The performance-based restricted stock units vest on May 23, 2015 contingent upon the Company’s achievement of corporate objectives for the three year performance period ended December 31, 2014, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”. Achievement of the Company’s objectives relating to revenue and Adjusted EBITDA, a non-GAAP financial measure described in the Company’s Annual Report on Form 10-K, will determine the actual number of restricted stock units to vest on such date. A reconciliation of Adjusted EBITDA is set forth on Exhibit A to this Information Statement.
(11)	The performance-based restricted stock units may be settled in shares of the Company’s common stock or cash at the election of the Compensation Committee based on the Company’s closing stock price on the date of vesting.
(12)	The restricted stock units vested twenty-five percent (25%) on August 29, 2012, and vest in equal installments on each of the three anniversaries thereafter, subject to acceleration as described under “Potential Payments upon Termination or Change in Control” below.
(13)	The performance-based restricted stock units are contingent upon achievement of company and individual performance goals, subject to acceleration as described under “Potential Payments upon Termination or Change in Control”. 50% of these performance-based restricted stock units vest on August 29, 2013 and the remaining restricted stock units vest on August 29, 2015 (four years after date of grant) with vesting based 50% on our achievement of annual revenue goals for the prior fiscal year and 50% based on our achievement of the following technology deliverables: datacenter reductions, technology integration and product launches. If a performance milestone is not achieved, the restricted stock units associated with that milestone are forfeited.
(14)	The restricted stock units vest twenty-five percent (25%) on September 24, 2013 and in equal installments on each of the three anniversaries thereafter, subject to acceleration as described under “Potential Payments upon Termination or Change in Control” below.
(15)	Options transferred to the Alberga/Cernosia Revocable Declaration of Trust dated October 26th, 2004.
(16)	297,310 options were transferred to the Alberga/Cernosia Revocable Declaration of Trust dated October 26th, 2004.
(17)	Each option grant vests as to 25% of the shares subject to the option on March 8, 2011 and 1/48th of the shares subject to the option on each monthly anniversary thereafter, subject to acceleration as described under “Potential Payments upon Termination or Change in Control” below.
(18)	The option vests over four years, with 10,000 options vested on March 8, 2011 and the remaining vesting monthly thereafter, subject to acceleration as described under “Potential Payments upon Termination or Change in Control” below.
(19)	Each option grant vests in 48 equal monthly installments beginning on April 14, 2011, subject to acceleration as described under “Potential Payments upon Termination or Change in Control” below.
(20)	The market value amount is calculated based on the closing price of our common stock of $4.91 per share on December 31, 2012.
(21)	Messrs. Landa and Alberga resigned from the Company on April 30, 2013. Mr. Vossoughi resigned as Chief Legal Officer effective July 30, 2013. Ms. Roland resigned as EVP, Human Resources on November 30, 2012.

Options Exercised and Stock Vested

The following table sets forth certain information regarding exercised stock options during the year ended December 31, 2012 for each of the named executive officers.

	Option Awards			Stock Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting($) (2)
Matthew Landa	270,000		3,697,327	—	—
Darko Dejanovic	—		—	100,532	1,112,889
David Alberga	579,132	(3)	7,746,634	—	—
Scott Mendel	52,905		750,066	—	—
Kory Vossoughi	36,000		511,710	—	—
Sheryl Roland	—		—	5,080	27,229

(1)	The aggregate dollar amount realized upon the exercise of the options represents the amount by which the aggregate market price of the shares of our common stock on the date of exercise exceeds the aggregate exercise price of the option.
(2)	The aggregate dollar amount realized upon the vesting of the stock awards represents the fair market value of the shares on the date of vesting.
(3)	Includes an early exercise of unvested stock options, of which 15,944 shares are subject to repurchase by the Company as of December 31, 2012.

Potential Payments upon Termination or Change in Control

Potential Payments Upon Termination Without Cause

The table below describes the potential payments or benefits to our named executive officers upon termination of employment by us without cause, as if each executive’s employment terminated as of December 31, 2012; provided the actual payments and benefits received by Ms. Roland upon her termination of employment with the Company during 2012 are included below. See “Compensation Discussion & Analysis—Employment Arrangements—Retention Agreements” for additional information.

Name	Lump Sum Severance Payment ($) (1)	Health Benefits ($)	Options (Unvested and Accelerated) Vesting ($) (2)	Stock Awards (Unvested and Accelerated) Vesting ($) (2)		Accrued Paid Time Off ($)	Total ($)
Matthew Landa (3)	1,020,000	18,541	78,668	269,423		—	1,386,632
Darko Dejanovic	860,000	13,115	—	940,741	(3)	—	1,813,856	(4)
David Alberga (3)	1,000,000	18,541	98,335	313,099		—	1,429,975
Scott Mendel	630,000	13,664	185,602	202,392		—	1,031,658
Kory Vossoughi (3)	372,000	6,025	34,418	91,773		28,695	532,911
Sheryl Roland (5)	—	—	49,582	25,332			75,134

(1)	The amounts reported include base salary for 12 months based on the annualized salary at December 31, 2012 and an amount equal to the executive’s target annual bonus for the year ended December 31, 2012.
(2)

If a named executive officer is terminated by us without cause, the named executive officer’s options and restricted stock units which would have vested within 12 months following such termination vest in full on the date of termination, except with respect to (i) the 2012 Performance RSU’s granted to the named executive officer which vest as described under “—Employment Arrangements—Retention Agreements”, and (ii) Ms. Roland’s equity awards which were accelerated in connection with her resignation from the Company as described in footnote 4 below. The amounts reported related to the accelerated options are calculated using the “in-the money” (intrinsic) value of options that would become exercisable on December 31, 2012 based on the fair market value of our common stock on that date by multiplying (i) the difference between $4.91, the closing price of our common stock on December 31, 2012 and the applicable exercise price of each option, by (ii) the number of unvested and accelerated options. The amounts reported related to the accelerated restricted stock units and performance-based restricted stock units are calculated based on $4.91, the closing price of our common stock on December 31, 2012. The stock-based compensation expense recorded for financial statement reporting purposes may differ from the amount reported in this column.
(3)	On April 30, 2013, Messrs. Alberga and Landa resigned from the Company. Effective July 30, 2013, Mr. Vossoughi resigned from the Company.
(4)	Assumes achievement of individual performance goals and not the achievement of the Company’s 2012 performance targets for the performance-based restricted stock units granted to Mr. Dejanovic in 2011.
(5)	On November 30, 2012, Ms. Roland resigned from the Company. In connection with her departure from the Company, Ms. Roland entered into a letter agreement with the Company pursuant to which we agreed to (i) accelerate the vesting of 16,148 of Ms. Roland’s unvested shares of the Company’s common stock which were previously acquired by Ms. Roland upon the early exercise of options, and (ii) accelerate the vesting of 5,080 of Ms. Roland’s unvested restricted stock units. The value of these equity award modifications is reflected above.

Potential Payments Upon Other Terminations

The table below describes the potential payments or benefits to our named executive officers upon termination of employment, by the named executive officer for good reason or for death or complete disability, as if each executive’s employment terminated as of December 31, 2012; provided the actual payments and benefits received by Ms. Roland upon her termination of employment with the Company during 2012 are included below. See “Compensation Discussion & Analysis—Employment Arrangements—Retention Agreements” for additional information.

Name	Lump Sum Severance Payment ($) (1)	Health Benefits ($)	Options (Unvested and Accelerated) Vesting ($) (2)	Stock Awards (Unvested and Accelerated) Vesting ($) (2)		Accrued Paid Time Off ($)	Total ($)
Matthew Landa (3)	1,020,000	18,541	78,668	139,955		—	1,257,164
Darko Dejanovic	860,000	13,115	—	823,042	(3)	—	1,696,157	(4)
David Alberga (3)	1,000,000	18,541	98,335	160,091		—	1,276,967
Scott Mendel	630,000	13,664	185,602	108,231		—	937,497
Kory Vossoughi (3)	372,000	6,025	34,418	46,424		28,695	487,562
Sheryl Roland (5)	—	—	49,582	25,552		—	75,134

(1)	The amounts reported include base salary for 12 months based on the annualized salary at December 31, 2012 and an amount equal to the executive’s target annual bonus for the year ended December 31, 2012.
(2)

If a named executive officer is terminated by the executive for good reason or for death or complete disability, the named executive officer’s options and restricted stock units which would have vested within 12 months following such termination vest in full on the date of termination, except with respect to (i) the 2012 Performance RSU’s granted to the named executive officer which vest as described under “—Employment Arrangements—Retention Agreements”, and (ii) Ms. Roland’s equity awards which were accelerated in connection with her resignation from the Company as described in footnote 4 below. The amounts reported related to the accelerated options are calculated using the “in-the money” (intrinsic) value of options that would become exercisable on December 31, 2012 based on the fair market value of our common stock on that date by multiplying (i) the difference between $4.91, the closing price of our common stock on December 31, 2012 and the applicable exercise price of each option, by (ii) the number of unvested and accelerated options. The amounts reported related to the accelerated restricted stock units and performance-based restricted stock units are calculated based on $4.91, the closing price of our common stock on December 31, 2012. The stock-based compensation expense recorded for financial statement reporting purposes may differ from the amount reported in this column.
(3)	On April 30, 2013, Messrs. Alberga and Landa resigned from the Company. Effective July 30, 2013, Mr. Vossoughi resigned from the Company.
(4)	Assumes achievement of individual performance goals and not the achievement of the Company’s 2012 performance targets for the performance-based restricted stock units granted to Mr. Dejanovic in 2011.
(5)	On November 30, 2012, Ms. Roland resigned from the Company. In connection with her departure from the Company, Ms. Roland entered into a letter agreement with the Company pursuant to which we agreed to (i) accelerate the vesting of 16,148 of Ms. Roland’s unvested shares of the Company’s common stock which were previously acquired by Ms. Roland upon the early exercise of options, and (ii) accelerate the vesting of 5,080 of Ms. Roland’s unvested restricted stock units. The value of these equity award modifications is reflected above.

Potential Payments Upon Change in Control

The table below describes the potential payments or benefits to our named executive officers upon a change of control of the company, regardless of a termination of employment in connection with such change in control, as if such change of control occurred as of December 31, 2012; provided the actual payments and benefits received by Ms. Roland upon her termination of employment with the Company during 2012 are included below. See “Compensation Discussion & Analysis—Employment Arrangements—Retention Agreements” for additional information.

Name	Lump Sum Severance Payment	Health Benefits	Options (Unvested and Accelerated) Vesting ($) (1)	Stock Awards (Unvested and Accelerated) Vesting ($) (1)	Total ($)
Matthew Landa (2)	—	—	93,421	323,932	417,353
Darko Dejanovic	—	—	—	2,592,858	2,592,858
David Alberga (2)	—	—	116,776	377,520	494,296
Scott Mendel	—	—	232,925	242,038	474,964
Kory Vossoughi (2)	—	—	40,872	110,868	151,740
Sheryl Roland (3)	—	—	49,582	25,552	75,134

(1)	Upon a change in control, each named executive officer’s stock options and restricted stock units vest in full on the date of such change in control, except with respect to (i) the 2012 Performance RSU’s granted to the named executive officer which vest as described under “—Employment Arrangements—Retention Agreements” above, and (ii) Ms. Roland’s equity awards which were accelerated in connection with her resignation from the Company as described in footnote 2 below. The amounts reported related to the accelerated options are calculated using the “in-the money” (intrinsic) value of options that would become exercisable on December 31, 2012 based on the fair market value of our common stock on that date by multiplying (i) the difference between $4.91, the closing price of our common stock on December 31, 2012 and the applicable exercise price of each option, by (ii) the number of unvested and accelerated options. The amounts reported related to the accelerated restricted stock units and performance-based restricted stock units are calculated based on $4.91, the closing price of our common stock on December 31, 2012. The stock-based compensation expense recorded for financial statement reporting purposes may differ from the amount reported in this column.
(2)	On April 30, 2013, Messrs. Alberga and Landa resigned from the Company. Effective July 30, 2013, Mr. Vossoughi resigned from the Company
(3)

On November 30, 2012, Ms. Roland resigned from the Company. In connection with her departure from the Company, Ms. Roland entered into a letter agreement with the Company pursuant to which we agreed to (i) accelerate the vesting of 16,148 of Ms. Roland’s unvested shares of the Company’s common stock which were previously acquired by Ms. Roland upon the early exercise of options, and (ii) accelerate the vesting of 5,080 of Ms. Roland’s unvested restricted stock units. The value of these equity award modifications is reflected above.

Potential Payments Upon Termination in connection with a Change in Control

The table below describes the potential payments or benefits to our named executive officers upon termination of employment by us without cause or by the named executive officer for good reason within twelve months following a change of control of the Company, as if such termination of employment following a change of control occurred as of December 31, 2012; provided the actual payments and benefits received by Ms. Roland upon her termination of employment with the Company during 2012 are included below. See “Compensation Discussion & Analysis—Employment Arrangements—Retention Agreements” for additional information.

Name	Lump Sum Severance Payment ($) (1)	Health Benefits ($)	Options (Unvested and Accelerated) Vesting ($) (2)	Stock Awards (Unvested and Accelerated) Vesting ($) (2)(3)	Accrued Paid Time Off ($)	Total ($)
Matthew Landa (4)	1,020,000	18,541	93,421	453,401	—	1,585,363
Darko Dejanovic	860,000	13,115	—	2,710,556	—	3,583,671
David Alberga (4)	1,000,000	18,541	116,776	530,529	—	1,665,846
Scott Mendel	630,000	13,664	232,925	336,199	—	1,212,789
Kory Vossoughi (4)	372,000	6,025	40,872	156,217	28,695	603,809
Sheryl Roland (5)	—	—	49,582	25,552	—	75,134

(1)	The amounts reported include base salary for 12 months based on the annualized salary at December 31, 2012 and an amount equal to the executive’s target annual bonus for the year ended December 31, 2012.
(2)	Upon a change in control, each named executive officer’s stock options and restricted stock units vest in full on the date of such change in control, except with respect to (i) the 2012 Performance RSU’s which vest as described in footnote 3 below, and (ii) Ms. Roland’s equity awards which were accelerated in connection with her resignation from the Company as described in footnote 4 below. The amounts reported related to the accelerated options were calculated using the “in-the money” (intrinsic) value of options that would become exercisable on December 31, 2012 based on the fair market value of our common stock on that date by multiplying (i) the difference between $4.91, the closing price of our common stock on December 31, 2012 and the applicable exercise price of each option, by (ii) the number of unvested and accelerated options. The amounts reported related to the accelerated restricted stock units and performance-based restricted stock units are calculated based on $4.91, the closing price of our common stock on December 31, 2012. The stock-based compensation expense recorded for financial statement reporting purposes may differ from the amount reported in this column.
(3)	With respect to the 2012 Performance RSUs, such number of 2012 Performance RSUs become fully vested upon the named executive officer’s termination of employment in accordance with the following formula: Target amount of 2012 Performance RSUs, multiplied by the quotient of (A) Number of full months elapsed from May 23, 2012 to the date that is one year following the date of such named executive officer’s termination of employment, divided by (B) 36.
(4)	On April 30, 2013, Messrs. Alberga and Landa resigned from the Company. Effective July 30, 2013, Mr. Vossoughi resigned from the Company
(5)	On November 30, 2012, Ms. Roland resigned from the Company. In connection with her departure from the Company, Ms. Roland entered into a letter agreement with the Company pursuant to which we agreed to (i) accelerate the vesting of 16,148 of Ms. Roland’s unvested shares of the Company’s common stock which were previously acquired by Ms. Roland upon the early exercise of options, and (ii) accelerate the vesting of 5,080 of Ms. Roland’s unvested restricted stock units. The value of these equity award modifications is reflected above.

DIRECTOR COMPENSATION

Our directors play a critical role in guiding our strategic direction and overseeing the management of the Company. Ongoing developments in corporate governance and financial reporting have resulted in an increased demand for such highly qualified and productive public company directors. The many responsibilities and risks and the substantial time commitment of being a director of a public company require that we provide adequate incentives for our directors’ continued performance by paying compensation commensurate with our directors’ workload. Our non-employee directors are compensated based upon their respective levels of board participation and responsibilities, including service on Board committees. Mr. Alberga and Mr. Landa received no separate compensation for their services as directors during 2012.

Our director compensation is overseen by the Compensation Committee, which makes recommendations to the Board of Directors on the appropriate amount and structure of our programs in light of then-current competitive practice. The Compensation Committee receives advice and recommendations from Compensia, an independent compensation consultant retained by the Compensation Committee, with respect to its determination on director compensation matters.

Pursuant to our 2012 Non-Employee Director Compensation Policy, our independent directors are compensated for their services on our Board of Directors. Pursuant to the policy:

•	each independent director received an annual fee of $32,500 payable for the director’s service during the year and 16,911 options to purchase shares of common stock;

•	the Chairman of the Audit Committee received an additional annual fee of $20,000 for the Chairman’s service during the year and each other Audit Committee member received an additional annual fee of $5,500;

•	the Chairman of the Compensation Committee received an additional annual fee of $10,000 for the Chairman’s service during the year and each other Compensation Committee member received an additional annual fee of $4,000; and

•	the Chairman of the Nominating and Corporate Governance Committee received an additional annual fee of $8,750 for the Chairman’s service during the year and each other Nominating and Corporate Governance Committee member received an additional annual fee of $2,750.

Annual option grants were granted on the date of the Company’s 2012 annual meeting of stockholders and vest in equal monthly installments over the 12-month period following the date of grant. The cash portion of the non-employee director compensation is payable in equal quarterly installments over the 12-month period following the Company’s 2012 annual meeting of stockholders. Each director is also entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the Board of Directors and any Committee on which he serves.

All of our directors are eligible to participate in our 2011 Equity Incentive Plan, and our employee directors are eligible to participate in our 2011 Employee Stock Purchase Plan. For a more detailed description of these plans, see “Compensation Discussion and Analysis—Components of Executive Compensation—Stock-Based Incentive Awards” and “Compensation Discussion and Analysis— Components of Executive Compensation—Other Benefits.”

Non-Employee Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee-directors during the fiscal year ended December 31, 2012:

Name	Fees Earned in Cash ($)	Option Awards ($)(1)	Other ($)(2)	Total ($)
Thomas Clancy (3)(4)	50,750	100,539	5,978	157,267
Stephen Green (3)	65,250	100,539	—	165,789
Bruns Grayson (3)	40,750	100,539	—	141,289
Joseph Levin (3)	32,500	100,539	—	133,039
Scott Schultz (3)(5)	36,500	100,539	—	137,039

(1)	Reflects the grant date fair value of 16,911 option awards made to each independent director during the year calculated using the assumptions described in Note 16 to our audited financial statements included in our 2012 Annual Report on Form 10-K.
(2)	Represents Company’s payments for Mr. Clancy’s medical insurance premiums.
(3)	As of December 31, 2012, Messrs. Clancy, Green, Grayson and Levin each had 62,911 outstanding options and Mr. Schultz had 42,466 outstanding options.
(4)	As of December 31, 2012, Mr. Clancy held 10,313 shares of common stock which were acquired upon exercise of unvested options. 2,500 of Mr. Clancy’s unvested shares remain subject to a right of repurchase by us, which lapses over the remaining four month vesting schedule. 7,813 of Mr. Clancy’s unvested shares remain subject to a right of repurchase by us, which lapses over the remaining 15-month vesting schedule.
(5)	Mr. Schultz resigned from the Board of Directors on February 1, 2013. Mr. Schultz had entered into an agreement with the United States Tennis Association pursuant to which the United States Tennis Association received the cash portion of the director compensation and the pecuniary benefit upon exercise of the options held by Mr. Schultz. Mr. Schultz disclaims beneficial ownership except to the extent of his pecuniary interest therein.

REPORT OF THE AUDIT COMMITTEE*

The material in this report is not “soliciting material”, is not deemed “filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of The Active Network, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee of the Board of Directors is comprised of three independent directors, as defined in Section 303A.02 of the NYSE Listed Company Manual and SEC Rule 10A-3, and operates under a written charter adopted by the Board, a copy of which is available. The Board of Directors determined that the Audit Committee members are financial experts as defined by Securities and Exchange Commission rules. The Audit Committee is charged with the oversight of the integrity of our consolidated financial statements, including the review of the quarterly financial statements and disclosures contained in our Quarterly Report on Form 10-Q and annual financial statements and disclosures contained in our Annual Report on Form 10-K as filed with the SEC and the appointment, compensation, qualifications, independence and work of our independent registered public accounting firm. In addition, the Audit Committee has reviewed the requirements of the Sarbanes-Oxley Act of 2002, the rules of the SEC and the corporate governance listing standards of the New York Stock Exchange as they relate to Audit Committee policies.

Management is responsible for the financial statements, the corporate accounting and financial reporting processes, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. The independent auditors are responsible for planning and performing an independent audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

In this context, the Audit Committee met on eight occasions in the fiscal year ended December 31, 2012 and held discussions with management and the independent auditors. Management represented to the committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm, including whether any off-balance sheet financing transactions or any transactions with related parties existed.

The Audit Committee met with the independent auditor, with and without management present, to discuss the results of its audits and quarterly reviews of the Company’s financial statements. The Audit Committee also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380) and as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee also received from the Company’s independent auditor the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding their communications with the Audit Committee concerning independence and has discussed with the independent auditor its independence from the Company. The Audit Committee also has considered whether the provisions of non-audit services is compatible with the independence of the independent auditor.

Based on the Audit Committee’s discussions with management and the independent registered public accounting firm and the Audit Committee’s review of the representation of management and the report of the independent registered accounting firm to the Audit Committee, the Audit Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the Securities and Exchange Commission on February 26, 2013.

RESPECTFULLY SUBMITTED BY THE AUDIT COMMITTEE

Stephen Green (Chairperson)

Thomas N. Clancy

Bruns H. Grayson

EXHIBIT A

ADJUSTED EBITDA RECONCILIATION(1)

	Year Ended December 31,
	2012	2011	2010
Reconciliation of Adjusted EBITDA to Net Loss:
Net loss	$(43,026)	$(15,327)	$(27,272)
Interest expense, net	577	2,771	5,288
Provision (benefit) for income taxes	3,980	(4,074)	1,924
Depreciation and amortization	61,315	44,857	40,287
Stock-based compensation	16,728	7,795	5,348
Other expense (income), net	(1,157)	14	(455)

Adjusted EBITDA	$38,417	$36,036	$25,120

(1)	Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under GAAP. See the Company’s 2012 Annual Report on Form 10-K for further information regarding use of Adjusted EBITDA.

Annex II

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

September 28, 2013

The Board of Directors

The Active Network, Inc.

10182 Telesis Court

San Diego, California 92121

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of The Active Network, Inc. (“Active”), other than as specified herein, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among Athlaction Holdings, LLC (“Athlaction”), an affiliate of Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. (collectively, “Vista”), Athlaction Merger Sub, Inc., a wholly owned subsidiary of Athlaction (“Merger Sub”), and Active. As more fully described in the Agreement, (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.001 per share, of Active (“Active Common Stock”) at a purchase price of $14.50 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Merger Sub will be merged with and into Active (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of Active Common Stock not previously tendered will be converted into the right to receive the Consideration.

In arriving at our opinion, we reviewed an execution version, provided to us on September 28, 2013, of the Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Active, concerning the business, operations and prospects of Active. We examined certain publicly available business and financial information relating to Active as well as certain financial forecasts and other information and data relating to Active which were provided to or discussed with us by the management of Active. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Active Common Stock; the historical and projected earnings and other operating data of Active; and the capitalization and financial condition of Active. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Active. In connection with our engagement and at the direction of Active, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Active. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Active that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to Active which we have been directed by the management of Active to utilize for purposes of our financial analyses and opinion, we have been advised by such management, and we have assumed, with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Active as to the future financial performance of Active.

We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course

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The Board of Directors

The Active Network, Inc.

September 28, 2013

of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Active or the Transaction. Representatives of Active have advised us, and we further have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Active nor have we made any physical inspection of the properties or assets of Active. Our opinion does not address the underlying business decision of Active to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies or opportunities that might exist for Active or the effect of any other transaction in which Active might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. In addition, we are not expressing any opinion as to the prices at which Active Common Stock will trade at any time. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility, and we express no opinion or view as to any potential effects of such volatility on Active or the Transaction.

Citigroup Global Markets Inc. has acted as financial advisor to Active in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and in the future may provide, investment banking and other financial services to Active unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, without limitation, having acted as (i) sole bookrunner for a block trade of Active Common Stock in March 2012 and (ii) joint bookrunner for the initial public offering of Active Common Stock in May 2011. We and our affiliates in the future may provide investment banking and other financial services to Vista and its affiliates and portfolio companies of Vista and its affiliates unrelated to the proposed Transaction, for which services we and our affiliates would receive compensation. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Active or portfolio companies of Vista and its affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Active and its affiliates, Vista and its affiliates and portfolio companies of Vista and its affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Active (in its capacity as such) in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Active Common Stock in the Tender Offer or how any stockholder should act on any matters relating to the proposed Transaction or otherwise.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Active Common Stock (other than Athlaction, Merger Sub and their respective affiliates, including Vista) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS INC.

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Annex III

Section 262 of the Delaware General Corporation Law

APPRAISAL RIGHTS.

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1)

Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

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(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)

Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock

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corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.

Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all

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stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

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(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 72, L. ‘13, eff. only with respect to transactions consummated pursuant to agreements entered into after August 1, 2013 (or, in the case of mergers pursuant to Section 253, resolutions of the board of directors adopted after August 1, 2013), and appraisal proceedings arising out of such transactions, and by Ch. 122, L. ‘13, eff. 8-1-13.)

Ch. 72, L. ‘13, eff. as stated above, added matter in italic in paragraph (b)(1) and new paragraph (b)(4). Ch. 122, L. ‘13, eff. 8-1-13, added matter in italic in paragraph (b), (b)(3), and (d)(2).

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